annual report 2012





# commerce connection

where supply chain and the market meet


Manhattan Associates

MANHATTAN ASSOCIATES, INC.

# FINANCIAL HIGHLIGHTS

| | Year Ended December 31, 2011 | 2012 |
|---|---|---|
| | (in thousands except per share data) | |
| **Statement of Income Data** (annual): | | |
| License revenue | $ 54,241 | $ 61,494 |
| Total revenue | 329,253 | 376,248 |
| Net income | 44,907 | 51,853 |
| Adjusted net income (1) | 49,770 | 57,167 |
| GAAP diluted earnings per share | 2.09 | 2.56 |
| Adjusted diluted earnings per share (1) | 2.32 | 2.82 |
| **Balance Sheet Data** (at December 31): | | |
| Cash, cash equivalents and investments | $ 99,114 | $ 103,047 |
| Total assets | 259,600 | 261,813 |
| Debt | — | — |
| Shareholders' equity | 162,080 | 161,509 |

(1) The non-GAAP financial measures adjusted operating income, adjusted net income, and adjusted diluted earnings per share exclude amortization of acquisition-related intangibles, equity-based compensation, unusual items such as restructuring charges, asset impairment charges, recovery of previously impaired investment, and sales tax recoveries, net of tax effects and unusual tax adjustments. A reconciliation of GAAP to adjusted results can be found in the Investor Relations section of our website at www.manh.com. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

We grew our workforce 12% adding approximately 265 employees during the year, led by strong demand for our professional services and are investing in training programs, great career path development and technical infrastructure to support our leadership position within the industry.

**Where We Go From Here**

Looking forward, Manhattan Associates is well positioned in several essential areas, including the solutions we deliver, the markets where we compete and the attitude that we bring to work every day.

- Only Manhattan Associates delivers a comprehensive suite of supply chain commerce solutions on a single process and technology platform. Our customers represent the best evidence of our success through their loyalty and market performance.
- We are in the middle of a commerce revolution where supply chain management can determine success or failure. As the supply chain software sector continues to consolidate, our strength and resilience makes Manhattan Associates the clear choice. In 2012, eCommerce sales exceeded $US 1 trillion for the first time, and are expected to grow by 15% every year through 2016.[2]
- We bring a distinctive mindset to work every day. First, customers are our primary focus and by putting them in the spotlight, we are assured to remain focused on delivering impact. Second, we seize every opportunity for success. Our markets move quickly and technology innovation can happen in the blink of an eye. We stand ready to make the most of every opportunity. Finally, we don't bask in past achievements. Our success is measured by what we can make happen tomorrow. We learn from our mistakes and constantly look to improve.

In closing, I believe our Company is well positioned, the market that we serve is vibrant and, while overall it will continue to grow 5% - 6% in 2013, our plans are to grow at about twice that rate while generating earnings growth through operating margin expansion. We will continue to benefit from our leadership position in the core warehouse management, order management and transportation markets. We will also continue to invest in innovative solutions that capitalize on the emerging market trends and in our people who so expertly and diligently serve our customers. I'm proud to be part of the Manhattan Associates team and look forward to the opportunities ahead.

Sincerely,

E. Capel.

Eddie Capel
President and Chief Executive Officer

[2] eMarketer.com "Ecommerce Sales Topped $1 Trillion for First Time in 2012" February 5, 2013

We also continue to develop innovative software delivery models for our customers that provide the lowest possible cost of ownership. Mobility, for example, is one of the key drivers in supply chain innovation—and we're in the vanguard of that trend. Our strategy is to provide customers with mobile tools that enable anywhere, always on, untethered access to supply chain information and functionality. To drive Manhattan's mobile initiatives, a development team was formed in 2012—Manhattan Mobility Labs.

Turning to and measuring our accomplishments for the year, we reflect on them from three primary perspectives; our shareholders, our customers and our employees. Our overarching goal is to grow at twice the market rate (5% - 6%)[1]. By this and other key performance measures, we believe 2012 was a tremendous success.



**The Store Back Room**

**Capabilities in the store back room:**

- *Store inventory management*
- *Store labor productivity*
- *Parcel integration*

**For our shareholders:**

- The Company delivered record revenue of $376 million for the year, up 14% from 2011. Regionally, total revenue growth was 13% in the Americas, 23% in EMEA and 19% in APAC. Total license revenue grew 13% over 2011 and our services business continued to perform well, with professional services revenue up 18% from 2011.
- Record revenue and solid expense management resulted in record adjusted operating income in 2012 of $88 million, increasing 26% over 2011. Adjusted operating margins improved to 23.5% from 21.4% in 2011.
- The Company also delivered record adjusted earnings per share of $2.82, up 22% from $2.32 in 2011.

**For our customers:**

- Investing in innovation continues to be our central focus. In 2012, we invested $45 million in R&D, bringing our cumulative investment to $301 million since 2006.
- In 2010, we launched our Warehouse Management solution on our Supply Chain Process Platform.™ Since then, our customers have shown great interest and adoption. By the end of 2012, we had 28 customers across 57 sites running our platform-based Warehouse Management solution, more than doubling that number from the prior year.
- Our theme since the launch of the platform has evolved, starting with Platform Thinking,™ then Platform Thinking Activated™ in 2011 and Platform Payoff™ in 2012. I am thrilled to share with you that many of our customers are seeing first-hand the power of the platform and realizing positive business impact through new revenue opportunity, improved efficiencies and lower operating costs.
- Once again in 2012, we hosted our customers at Momentum,® our annual user conference. We set record attendance at the year's event, with over 1,000 supply chain professionals coming together to share experiences and participate in our growth as a Company.

**For our employees:**

- Manhattan's leadership in the supply chain domain continues to be a key factor for attracting and retaining the absolute best supply chain professionals in the market.
- At the end of 2012, we had approximately 2,400 employees across 11 offices around the world.

[1] Gartner Supply Chain Management Market Growth, 2012

In 1999, the first laptop computer with built-in Wi-Fi was introduced by Apple Computer. The era of mobile computing had dawned, fueled by the rapidly improving availability of wireless Internet access, both in public places like coffee shops and inside consumers' homes. So it's no coincidence that three years later, a little company named Amazon turned its first profit. It was the ubiquity of Internet access—unshackled from the desktop—that gave the Seattle-based bookseller the momentum to expand beyond books to sell nearly any retail item.

Suburbanization and mobile computing were two of the forerunners of the commerce revolution we're seeing today. The revolution has sparked fundamental changes in the relationships and interactions between buyers and brands. These relationships, whether retail or wholesale, along with their enabling digital technologies, are shaping the new commerce landscape. The implications for the supply chain and the opportunities for Manhattan Associates can't be understated.



**The Store Floor**

**Capabilities on the store floor to save the sale:**

- *Ship from store*
- *Buy online, pickup in store*
- *In-store order capture*

### Capitalizing on the Omni-Channel Commerce Revolution

The commerce revolution is still in its early stages, but already its impact is reverberating through traditional supply chain management. In fact, it's no exaggeration to say that the revolution is redefining supply chain management. It's no longer viewed as just a value lever to improve efficiency and control costs. Supply chain management is gaining clout as a lifeline for the brand—because it drives both revenue and profitable growth.

Today, the early signs of the commerce revolution are most apparent in the retail sector, through omni-channel selling and fulfillment, where consumers make the rules about what they want, when they want it and how much they are willing to pay. However, we firmly believe the omni-channel commerce revolution will quickly extend beyond retail to every corner of the industry landscape. In turn, these new challenges create significant opportunities for Manhattan Associates.

Our work in building solutions to capitalize on this market revolution started years ago, when we launched an organic growth strategy anchored by investment in supply chain technology innovation. The result: Today, our Company is uniquely positioned with a complete set of supply chain commerce solutions where customer demands and supply chain capacity converge.

### Business Model and Performance Overview

As you know, Manhattan Associates develops and deploys comprehensive software solutions that solve the market's most complex and impactful supply chain challenges. Our solutions cover a broad range of business capabilities, connecting the supply chain (distribution operations, transportation management, inventory optimization, labor management and capacity utilization) with the commerce chain (order management, store operations and planning)—we are in the business of building better supply chains.

We currently have over 1,200 customers worldwide. In 2012, our team of expert services professionals supported nearly 300 "go-lives" across the globe. Many of these implementations incorporate the most up-to-date technology, such as cloud computing technologies provisioned both in public and private environments.

# LETTER TO SHAREHOLDERS

To Our Shareholders,

2012 was a very successful year for your Company in a number of important ways. The Company delivered strong performance across all key financial metrics including revenue, operating profit, earnings per share and cash flow from operations. We doubled the number of customers implementing our platform-based solutions. We witnessed the emergence of a revolution in omni-channel commerce that will likely change the way we see the supply chain forever. And, with tremendous support from our Board of Directors along with a highly tenured and dedicated management team, we successfully executed our CEO succession.

However, as with any business, there is room for improvement in our performance. Geographically, we continued to experience elongated software sales cycles in our core markets associated with persistent global macro-economic weakness. In some instances, our heritage as the market leader in warehouse management overshadows our distinctive capabilities in other solutions where we are not well known. Specifically, we keep fighting to gain market awareness for our transportation management and inventory optimization solutions.

> *"We are working to provide our customers with seamless experiences no matter how they choose to shop with us."*
>
> — Macy's

As your new CEO, I am pleased to have the opportunity to report to you my perspective on the substantial market opportunity for Manhattan and supply chain management technology along with our performance in 2012.

**The Commerce Revolution**

Transformations in commerce are inherently uncommon. However, I believe we are standing today right in the middle of the most significant commerce revolution in a generation. While this commerce shift is most apparent in the retail sector, it extends into many other market segments, such as manufacturing and wholesale distribution. To fully understand the current commerce revolution, it may be best to start with some historical context. Macro trends from decades past continue to shape how consumers gain access to products, interact with brands and shop for goods.

In 1947, the first planned suburb was built using an assembly line method of mass-produced houses, connected to the city by new paved highways that were used by increasingly affordable automobiles. Within three years, more Americans lived in suburbs than in cities or rural areas. Six years later, the Dayton Company built the first enclosed shopping mall in a Minneapolis suburb, ushering in an era where the physical immediacy of urban shopping districts came closer to home for the majority of Americans; and along the way, the Dayton Company changed its name to Target.

Dennis Story
Executive Vice President,
Chief Financial Officer
and Treasurer



Eddie Capel
President and
Chief Executive Officer

"Today, our company is uniquely positioned with a complete set of supply chain commerce solutions where customer demands and supply chain capacity converge. We understand how to master this convergence—and do so profitably."

— Eddie Capel


merge ahead

These are exciting times.

The digital commerce revolution is spawning tremendous opportunity for businesses by building closer connections than ever between the vast buyers' marketplace and the supply chains that serve it. It's a golden intersection we describe as *'where supply chain and the market meet.'* This is the promise of **Supply Chain Commerce**: the blending of supply chain and commerce and the wealth of opportunity it represents.

Through this intersection flows a *'commerce connection'*—an all-points feeder system presenting continuous opportunities to capitalize on today's omni-channel landscape.

It's a market shift, disrupting supply chains and creating growth opportunity for businesses across all industries.

To capitalize and compete, it means mobilizing the *right* supply chain and commerce strategy—an integrated technology approach designed to meet omni-channel complexity while maximizing return on investment.

At Manhattan Associates, we believe supply chain technology is at the heart of digital commerce enablement and core to creating sustainable competitive advantage. And we believe the acceleration of this new paradigm is only just beginning.

Our customers are standing at a promising threshold.

## global offices

Atlanta, GA (headquarters)
Bangalore, India
Bracknell, UK
Carmel, IN
Melbourne, Australia
Nieuwegein, The Netherlands
Paris, France
Shanghai, China
Singapore
Sydney, Australia
Tokyo, Japan

Manhattan geopartner™

**partner locations**

Chile
Colombia
Iceland
Indonesia
Malaysia
Mexico
Poland
Romania
Russia
South Africa
South Korea
Spain
Sweden
Thailand
United Arab Emirates
Venezuela

The accelerating change of an omni-channel revolution has businesses on a fast track to turn complexity into opportunity and achieve the promise of Supply Chain Commerce.



contents





# supply chain commerce where supply chain and

The term **Supply Chain Commerce** acknowledges the transformative role of today's supply chain as both a money saver and a money maker. Regardless of your industry or the markets you serve, connecting logistics (supply chain distribution) and loyalty (supply chain demand) is the key to delivering satisfaction profitably.

## supply chain solution suites

The name of the supply chain game is agility and efficiency with a strong focus on bottom-line results. SCOPE Supply Chain Solutions optimize performance throughout the enterprise—enhancing productivity, service and speed across every node, at every touch-point. Manhattan solutions are all about maximizing inventory performance, enhancing operational effectiveness in your distribution centers, and running a transportation network that facilitates timely deliveries at the lowest possible cost.



Visibility a
Inventory Optimization
Transportation Management
Distribution Management
Supply Chain Solutions
Supply Chain P


## Manhattan SCOPE Customer: Nature's Best

Nature's Best reaps a bumper crop of benefits

This distributor of natural and organic grocery products decreased product handling 75%, reduced labor 66%, increased throughput 114%, doubled order accuracy, and achieved nearly $100K savings in fleet costs.

"*It all paid off extremely quickly,*" reported Jim Beck, Nature's Best president and CEO. "*We started seeing improvement four months after implementation. It usually takes three or four times that long—and I have yet to see any limits to the volume we can process. Warehouse Management is the lifeblood of our operation and cornerstone of our growth strategy.*"

the market meet

**Manhattan SCOPE**® is the only portfolio of supply chain commerce solutions built on a common technology platform available on the market today. SCOPE leverages the investments we've made in our **Supply Chain Process Platform**™ to deliver both the traditional bottom-line benefits associated with supply chain improvements and the top-line revenue gains created by commerce initiatives.



ınd Insight
Order Management
Store Inventory & Fulfillment
Planning
Commerce Chain Solutions
rocess Platform


## commerce chain solution suites

SCOPE Commerce Chain Solutions are designed to enable retailers to engage more with their customers and ultimately sell more. From planning the right assortments in the right channels and stores, to serving up inventory availability across the network to any selling system, to fulfilling omni-channel promises from the store, Commerce Chain Solutions help ensure no sale is lost, customers are satisfied and margins are maximized, while providing best-in-class customer service in the call center and in the store.

## Manhattan SCOPE Customer: Macy's

### Macy's embraces omni-channel and rolls out an enhanced customer experience

The other half of **"buy anywhere"** is **"fulfill anywhere,"** noted Macy's senior vice president of systems development and field services, Brian Leinbach. The company's plan is to **optimize inventory** to enable customers to easily shop any channel they choose. By 2013, 300 of Macy's 840 locations will be equipped to handle direct-to-consumer order fulfillment.[1]

"*As we've been adding more and more categories online that are available to be fulfilled from the store when they run out, we are seeing that there's a big opportunity and increased demand,*" said Karen Hoguet, CFO.[1] "

[1] Macy's Takes the Lead in Tech-Enhanced Shopping, RIS News, May 15, 2012

## the platform



"Manhattan has an impressive list of the most sophisticated and complex supply chain customers. Manhattan has established broad C-level executive relationships with key customers who value a strategic association and the power of an SCE platform. The company's customers are also loyal; many have been customers for a decade or more, and they continue to invest in new Manhattan products and services."

— Gartner, 2012

## The industry's **first platform-based** approach to Supply Chain Commerce

Once a supply-centered environment, today's omni-channel world is more focused on the customer. And every industry will feel the impact—retailers, manufacturers, wholesalers and third-party logistics providers (3PLs) alike. For companies to thrive in this new paradigm and meet the growing demands of digital commerce, supply chains must reach beyond their legacy role in process and performance efficiency and become drivers of revenue and relationships.

Manhattan Associates is leading the industry through today's commerce revolution with our platform-based solutions—Manhattan SCOPE and Manhattan SCALE. From how we design software and deliver solutions to the marketplace, to how we provide services and support to our customers, this platform-based approach infuses everything we do and is enabling leading companies worldwide to capitalize on the opportunities of Supply Chain Commerce.

**Manhattan SCOPE®** is the only portfolio of supply chain commerce solutions built on a common technology platform available on the market today. SCOPE leverages the investments we've made in our Supply Chain Process Platform to deliver both the traditional bottom-line benefits associated with supply chain improvements and the top-line revenue gains created by commerce initiatives. SCOPE provides Supply Chain Solutions to optimize efficiency and performance and Commerce Chain Solutions to seize opportunities for revenue growth, complemented by Visibility and Insight applications to support functional capabilities across the platform. SCOPE is well suited for companies with high levels of supply chain complexity that consider supply chain software, processes and technology strategic to market leadership.

**Manhattan SCALE™** is an optimal blend of features, functionality and technology for organizations looking for a high-performing, affordable and low-risk supply chain solution. Leveraging the Microsoft .NET platform to unify logistics functions, SCALE's infrastructure integrates Labor Management, Trading Partner Management, Yard Management, Warehouse Management and Transportation Execution to create a cost-effective, optimized solution suite that offers end-to-end supply chain integration and visibility. "Scaled to fit and ready to run," Manhattan SCALE is designed to help companies maximize their supply chain execution speed-to-value by reducing IT complexity and deployment costs.

### Manhattan MORE®

Manhattan delivers value through more than software. Surrounding our software is Manhattan MORE, a full suite of services that optimize the supply chain at every touch-point to maximize customer value. Backed by a dedicated team of Manhattan Supply Chain People® and a worldwide network of partners, MORE delivers on our commitment to help our customers achieve and maintain business advantage through supply chain excellence.

*"Customer references complimented Manhattan on its service and support, as well as the robustness of the methodologies it employs to support implementations, or what it calls MORE."*

Gartner WMS Magic Quadrant, 2012

# americas



"Store Commerce Activation helps improve our inventory accuracy, while reducing the amount of time our associates spend in the back room. It provides a better in-store customer experience, improves our store sales and sets the stage for buy-online-pick-up-in-store and ship-from-store operations."

— Lamps Plus

Leading companies across the Globe capitalize on the opportunity of Supply Chain Commerce

**Manhattan's Americas operations** are based out of our headquarters in Atlanta, Georgia, and supported by Manhattan Value Partners™ and GeoPartners.℠ The Americas sales team had a very productive 2012, with an impressive win rate against both best-of-breed and ERP competitors. Across the Americas—Canada, Latin America and the U.S.—Manhattan customers are leveraging our platform-based approach to capitalize on the opportunity of Supply Chain Commerce, including David's Bridal, Canadian Tire and Ripley.

David's Bridal, a $600 million wedding retailer, depends on its supply chain to deliver on promises to brides across the U.S., Canada and Puerto Rico. Using Distributed Order Management (DOM), David's Bridal can keep track of incoming inventory, inbound orders from stores and online purchases. DOM enables David's Bridal to leverage network-wide inventory, support order modifications and cancellations throughout the order lifecycle, and provide customers the option to buy online and pick up in store. With Warehouse Management, the retailer has greatly increased accuracy and efficiency while reducing costs, achieving impressive results—increased on-time delivery rates from 65-70% to 98-99%, reduced cycle time by 25% and lowered distribution center (DC) labor costs by 20% per piece. "We don't miss a wedding...we have to make sure that what we promise, we can deliver," says Diane Garforth, director of logistics systems. Manhattan solutions help David's Bridal do just that—deliver on their promises while improving profit and performance.[1]

Canadian Tire offers everyday products and services through more than 1,700 retail and gasoline outlets across Canada. Manhattan's Warehouse Management provides the company with critical product sales velocity data—the information Canadian Tire used to reorganize its auto parts DCs. "The Manhattan Associates tools give us the ability to see the velocity, see what we've put in the right place and see what we should move, either to a more productive or a less productive area," reports John Salt, SVP of supply chain. By improving distribution processes, Canadian Tire is able to make near-daily deliveries to its stores, producing significant business benefits. "More frequent deliveries lets us carry a broader assortment of what a customer may want, so there's a higher probability that the tires they want will be there when they walk in—and even if not, we'll be able to get them more quickly," says Salt.[2]

Ripley is the third largest department store chain in Chile. With more than 50 stores, a thriving online business and intensifying competition, Ripley needed to consolidate and automate its distribution operations. "Our competitors were providing one- to three-hour delivery windows, which put us in a very tight spot," says Francisco Irarrázaval, retail operations manager. Ripley's new 660,000 sq. ft. automated DC, equipped with Manhattan's Warehouse Management, has radically improved capacity, productivity and supply chain efficiency while reducing costs. Chosen for its ability to run different operations simultaneously, Warehouse Management integrates with Ripley's material handling equipment and other systems to manage receiving, order delivery and its booming home delivery business. "Today we work with about 40% fewer people than in the past," says CIO Gustavo Pardo. "We're moving more SKUs to market (70,000 daily) in far less time."[3]

"How do we be more productive with the workforce and the physical wall capacity that we already have? DOM was a way around that...It's really the flexibility to be omni-channel. Our existing infrastructure really wasn't allowing us to do that. DOM is allowing us the flexibility to match the current footprint of our business and help us grow."[4]

Yankee Candle

"During this time of year we can see our business increase five times our normal rate. Manhattan's WMS and TMS integration has helped us improve what was once a four- to five-day lead time to delivery overnight as required. Our accuracy rate is higher than 99%, further improving customer service."

Lennox

[1] Happily Ever After, STORES, September 1, 2012

[2] Data-Driven Distribution, RIS News, August 2012

[3] Warehouse Management Stocks Savings for Ripley, NRF Daily, January 17, 2012

[4] The Sweet Smell of Success, STORES, May 3, 2012

international



"To effectively meet the expected growth in demand for the products we're selling, and because we're operating across an increasing number of channels, we realized we would need a highly intelligent supply chain system. After a competitive selection process, we chose Manhattan because of its rich experience and excellent reputation working with the world's leading retailers."

— Happigo, China

## Companies across the planet realize the potential of Supply Chain Commerce

**Manhattan's EMEA and APAC business units** had a very successful year, delivering double-digit top-line and operating profit growth. With associates in nine Manhattan offices supported by GeoPartners operating across both regions, Manhattan's international operations are equipped to provide local and global companies with the supply chain and commerce chain solutions they need to make the most of every Supply Chain Commerce opportunity.

### Europe, the Middle East and Africa EMEA

2012 was a record-breaking year for the EMEA region with the business unit delivering record total revenue and profit. This performance was achieved through the combined efforts of Manhattan associates in our Centers of Expertise in France, the Netherlands and the UK working closely with Manhattan GeoPartners in Central and Eastern Europe, the Commonwealth of Independent States (CIS) and Russia, Iberia, the Nordics, the Middle East and South Africa. It was a milestone year for Manhattan EMEA in other respects as well, with many regional customers across retailing, food/foodservice, consumer goods, 3PL and pharmaceutical distribution now leveraging our platform-based approach to address the unique challenges they face in today's omni-channel world.

### Asia Pacific APAC

More and more companies across Asia Pacific are recognizing the importance of having an advanced distribution and fulfillment capability and are investing in Manhattan's solutions. They are seeing Manhattan's technologies as critical, not just to control costs and make their operations more transparent and efficient, but to increase revenues by improving fill rates and customer service levels, often across multiple channels. Manhattan's APAC organization—represented by offices in Australia, China, India, Japan and Singapore, and complemented by key partners—work with customers representing 15 countries across the region. 2012 represented our APAC business unit's strongest year ever from a revenue and profitability perspective.



"With the significant growth we have seen in our e-commerce activity, we saw Manhattan's DOM solution as the perfect fit– in terms of its ability to help us manage, monitor and optimize our e-commerce and cross channel orders. Specifically, the DOM solution will provide us with real-time, global visibility of inventory, thus boosting service levels and enabling us to sell more at each point of customer engagement as well as allowing us to fulfill those orders in a way which maximizes profit for the business."

**Leroy Merlin | France**

"Manhattan invests a lot in R&D and their software solutions evolve continuously, just like our business and our business environment. They are exactly the kind of supply chain partner we were looking for. Thanks to Manhattan Associates' supply chain optimization solutions we are able to keep our promise: 'passion for food and passion for service.'"

**El Corte Inglés | Spain**

"What we have been particularly impressed with is Manhattan's project management approach, both in terms of implementation and execution, which has been simply outstanding. They have set the bar very high.

**Fashion Biz | Australia**

# the numbers



"Manhattan is also a customer-intimate firm, which is exhibited by its strategic partnership customers, which have made significant investments in multiple solutions and have actively participated as a sounding board and platform to drive continual innovation. While Manhattan's products are the primary focal point of its customer relationships, the amount of services it provides testifies to the value that customers place on Manhattan's domain expertise, as well as the value delivered through its services above and beyond the value of its applications." — Gartner, 2012

# Financial Highlights

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2008** | **2009** | **2010** | **2011** | **2012** |
| | | | (in thousands except per share data) | | |
| **Statement of Income Data (annual):** | | | | | |
| License revenue | $ 65,313 | $ 34,686 | $ 54,450 | $ 54,241 | $ 61,494 |
| Total revenue | 337,201 | 246,667 | 297,117 | 329,253 | 376,248 |
| Net income | 22,798 | 16,562 | 28,061 | 44,907 | 51,853 |
| Adjusted net income (1) | 35,863 | 23,885 | 35,360 | 49,770 | 57,167 |
| GAAP diluted earnings per share | 0.94 | 0.73 | 1.25 | 2.09 | 2.56 |
| Adjusted diluted earnings per share (1) | 1.47 | 1.06 | 1.58 | 2.32 | 2.82 |
| **Balance Sheet Data (at December 31):** | | | | | |
| Cash, cash equivalents and investments | $ 88,706 | $ 123,014 | $ 126,869 | $ 99,114 | $ 103,047 |
| Total assets | 270,221 | 264,711 | 280,464 | 259,600 | 261,813 |
| Debt | — | — | — | — | — |
| Shareholders' equity | 179,839 | 183,365 | 183,800 | 162,080 | 161,509 |


License Revenue
(in millions)
$65
$35
$54
$54
$61
08
09
10
11
12


Total Revenue
(in millions)
$337
$247
$297
$329
$376
08
09
10
11
12


Net Income
(in millions)
$23
$17
$28
$45
$52
08
09
10
11
12


Adjusted Net Income (1)
(in millions)
$36
$24
$35
$50
$57
08
09
10
11
12

## Operating Highlights

- In 2012, total revenue of $376.2 million grew 14% over 2011.
- In 2012, we delivered $88.4 million in adjusted operating income.(1)
- In 2012, we achieved GAAP and adjusted diluted earnings per share (1) of $2.56 and $2.82, respectively.
- We generated operating cash flow of $75.3 million for the year ended December 31, 2012. Over the past three years, we generated approximately $181.1 million in cash flow from operations.
- Our balance sheet is strong, with $103.0 million in cash, cash equivalents and investments and no debt.
- Of our approximately 2,400 employees, over 90% are focused on extending customer value.

(1) The non-GAAP financial measures adjusted operating income, adjusted net income, and adjusted diluted earnings per share exclude amortization of acquisition-related intangibles, equity-based compensation, unusual items such as restructuring charges, asset impairment charges, recovery of previously impaired investment, and sales tax recoveries, net of tax effects and unusual tax adjustments. A reconciliation of GAAP to adjusted results can be found in the Investor Relations section of our website at www.manh.com. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

## Manhattan at a Glance

**Founded:** 1990

**Nasdaq:** MANH

**Global Customers:** more than 1,200

**Deployments:** 287 go-lives in 2012

**Supply Chain Focused R&D Investment:** $45 million in 2012; $301 million since 2006

**Employees Worldwide:** ~ 2,400 (December 2012)

**Core Markets:**

Retail

Food/Grocery

Consumer Goods

Logistics Service Providers

Life Sciences

Industrial/Wholesale

High Tech/Electronics

Transportation Providers

Government

**Leading Companies use Manhattan Solutions:**

More than half of the top 20 retailers

16 of the top 20 apparel retailers

15 of the top 20 supermarkets

More than two-thirds of the top U.S. mass merchants

8 of the top 10 pharmaceutical wholesalers

Half of the top 100 motor carriers

## Executive Team

**Eddie Capel**
*President and Chief Executive Officer**

**Jeff Mitchell**
*Executive Vice President, Americas**

**Dennis Story**
*Executive Vice President, Chief Financial Officer and Treasurer**

**Jeff Baum**
*Senior Vice President, Asia Pacific*

**Jeff Cashman**
*Senior Vice President, Business Development*

**Jonathan Colehower**
*Senior Vice President, Chief Marketing Officer*

**Terry Geraghty**
*Senior Vice President, Chief Human Resources Officer*

**Bruce Richards**
*Senior Vice President, Chief Legal Officer and Secretary**

**Steve Smith**
*Senior Vice President, Europe, Middle East and Africa*

* *Executive Officers*

## Board of Directors

**John J. Huntz, Jr.**
*Chairman of the Board of Directors*
Executive Director, Venture Capital, Arcapita, Inc.

**Brian J. Cassidy**
*Director*
Formerly Co-founder and Vice Chairman, Webforia, Inc.

**Dan J. Lautenbach**
*Director*
Formerly Chairman, Witness Systems, Inc.

**Thomas E. Noonan**
*Director*
Chairman, President and Chief Executive Officer, JouleX, Inc.

**Deepak Raghavan, Ph.D.**
*Director*
Co-founder, Manhattan Associates, Inc.
Adjunct Faculty, Physics & Astronomy
Georgia State University

**Pete Sinisgalli**
*Director*
Formerly President and Chief Executive Officer, Manhattan Associates, Inc.

**Eddie Capel**
*Director*
President and Chief Executive Officer, Manhattan Associates, Inc.



Manhattan Associates, Inc. 2012 Form 10-K

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

**(Mark One)**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2012**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**



**For the transition period from__________ to__________**

**Commission File Number: 000-23999**

# Manhattan Associates, Inc.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Georgia** | **58-2373424** |
| *(State or other jurisdiction of incorporation or organization )* | *(I.R.S. Employer Identification No.)* |
| **2300 Windy Ridge Parkway, Tenth Floor Atlanta, Georgia** | **30339** |
| *( Address of principal executive offices )* | *( Zip Code )* |

Registrant's telephone number, including area code: **(770) 955-7070**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, $.01 par value per share** | **The Nasdaq Stock Market LLC** |

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

**Note** – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of June 30, 2012 was $915,229,892, which was calculated based upon a closing sales price of $45.71 per share of the Common Stock as reported by the Nasdaq Global Select Market on the same day. As of February 15, 2013, the Registrant had outstanding 19,631,514 shares of Common Stock.

**DOCUMENTS INCORPORATED BY REFERENCE**

The Registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held May 16, 2013 is incorporated by reference in Part III of this Form 10-K to the extent stated herein.

**MANHATTAN ASSOCIATES, INC.**
**Annual Report on Form 10-K**
**For the Fiscal Year Ended December 31, 2012**
**Table of Contents**

**Forward-Looking Statements**

In addition to historical information, this Annual Report may contain "forward-looking statements" relating to Manhattan Associates, Inc. Investor and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are delays in product development, undetected software errors, technical difficulties, availability of technical personnel, changes in customer requirements, competitive pressures, market acceptance, the impact of acquisitions, and general economic conditions. Additional factors are set forth in the *"Risk Factors"* in Part I, Item 1A of this Annual Report. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results. Our Annual Report on Form 10-K is available through our website at www.manh.com.

## PART I

**Item 1. *Business***

**Overview**

We were founded in 1990 in Manhattan Beach, California and incorporated in Georgia in 1998. References in this filing to the "Company," "Manhattan," "Manhattan Associates," "we," "our," and "us" refer to Manhattan Associates, Inc., our predecessors, and our wholly-owned and consolidated subsidiaries. Our principal executive offices are located at 2300 Windy Ridge Parkway, Tenth Floor, Atlanta, Georgia 30339, and our telephone number is 770-955-7070.

We develop, sell, deploy, service, and maintain supply chain commerce software solutions for retailers, wholesalers, manufacturers, governments, and other organizations. Our customers include many of the world's largest and most profitable retailers. Manhattan Associates' supply chain commerce solutions are at the leading edge of the "omni-channel" commerce revolution, as they are positioned to deliver critical business capabilities that seamlessly connect every order and delivery channel across the customer's entire enterprise. Key benefits of implementing our solutions include:

- Solving the complexity of operating profitably in an omni-channel world (stores, websites, mobile devices, catalogs, call centers) by forecasting demand, controlling inventory, enabling "buy everywhere, deliver anywhere" shipping, and managing bottom line costs through inventory, labor, and asset optimization;
- Opening new revenue opportunities by "saving the sale" on the store floor through network-wide inventory visibility and capturing greater gross margins by optimizing demand fulfillment and total cost of ownership;
- Coordinating workflows and communications with the participants in the supply chain ecosystem, including suppliers, manufacturers, distributors, customers, and transportation providers;
- Balancing transportation and inventory costs with desired service levels across all channels;
- Increasing productivity and asset utilization in distribution centers, transportation networks, and delivery channels, including retail stores, to capture more customer revenue and improve return on supply chain investments, including storage, labor, inventory, and transportation investments;
- Improving compliance with customer requirements, including radio frequency identification (RFID) and electronic product code (EPC) requirements; and
- Accelerating eco-friendliness through "green" initiatives such as reducing carbon footprints and greenhouse gas emissions and improving reuse and recycling.

We believe that a platform-based approach is the best way to optimize an organization's supply chain, as well as its entire supply chain ecosystem (every enterprise that interacts with the supply chain). Supply chain ecosystems encompass disparate functions within an organization that affect its supply chain (such as distribution, transportation, order lifecycle management, inventory optimization, and planning and forecasting) as well as interactions with entities outside the organization that are integral to its supply chain, including manufacturers, suppliers, distributors, trading partners, transportation providers, channels (such as catalogers, store retailers, call centers, mobile devices and web outlets) and consumers.

We deliver these benefits in a distinctive way through a set of supply-chain-centered capabilities we call Manhattan MORE®: Manhattan's Optimized Roadmap to Excellence (See Figure 1). These elements work together to coordinate insights, people, workflows, assets, events, and tasks across supply chain functions from planning through execution. They also help to coordinate actions, data exchange, and communication among participants in supply chain ecosystems.


Manhattan MORE®
Manhattan's Optimized Roadmap to Excellence
ENGAGEMENT
Account Management
Industry-Leading Expertise
Services
Support
VALUE-TESTED R&D
Manhattan Software
PRODUCT COUNCILS
Technology
Training
Partnerships
Hardware
ADOPTION
DEPLOYMENT
<CUSTOMER EXCELLENCE LIFECYCLE>

*Figure 1: Manhattan MORE® depicts Manhattan's Optimized Roadmap to Excellence, our comprehensive methodology for delivering customer value through supply-chain-centered people, principles, products, protocols, and processes. We build long-term customer relationships through our Customer Excellence Lifecycle, which leverages our software, expertise and enriched services in a high-touch cycle of engagement, deployment, and adoption for continuous supply chain advancement.*

**The Omni Channel Revolution – For Retail and Beyond**

For decades, the supply chain had been dominated by a focus on operating efficiency and cost management. Over the past 20 years, Manhattan Associates has built a foundation and world-class reputation for building technology solutions to solve the most complex and business critical supply chain problems. The consumerization of technology and emergence of on-line commerce have prompted a revolution that demands new supply chain capabilities and new supply chain commerce solutions. Today, effective supply chain management is as much about revenue generation as it is about cost reduction. While the earliest signals of the omni-channel revolution were seen in retail, we believe that virtually every industry around the world will be impacted in one way or another. Manufacturers, wholesalers, and third party logistics providers all feel the impact of converging channels.


Commerce
Supply Chain
Technology

For almost every retailer, the omni-channel revolution has sparked an outright "land grab" for market share. Switching costs for the average consumer have dropped radically, as virtually every major retailer operates on-line storefronts as well as physical, brick and mortar locations, placing customer loyalty in jeopardy. Retailers know that in order to keep customers they must be able to deliver a consistent shopping experience across every channel and at a cost that is competitive. As the multi-channel business model has evolved, competitors have realized that winning requires more than a great website. Winning requires an integrated business model that functions seamlessly across every channel and delivers a consistent experience at a cost structure that can deliver a profit.

Manhattan Associates is leading the industry through this radical change with its platform-based solutions that connect supply chain solutions with commerce chain solutions.

**Manhattan Associates' Software Solution Portfolios**

Our supply chain commerce software solution portfolios – Manhattan SCOPE® and Manhattan SCALE™ – are designed to leverage our platform investments to deliver both the profitability benefits typically associated with supply chain improvements and top line revenue gains created by commerce initiatives. Manhattan SCOPE (Supply Chain Optimization, Planning through Execution, depicted in Figure 2) leverages our Supply Chain Process Platform™ (SCPP, depicted in Figure 3) to bring together the supply and commerce chains; Manhattan SCALE (Supply Chain Architected for Logistics Execution, depicted in Figure 4) leverages Microsoft's .NET® platform to unify logistics functions.

Our solutions operate across Unix, IBM System i, Linux and Microsoft.NET computing platforms, as well as on multiple hardware platforms and systems. Because supply chain solutions necessarily interact with other business operation systems, our solutions are designed to interoperate with software from other providers as well as with a company's existing legacy systems. This interfacing and open system capability enables customers to continue using existing computer resources and to choose among a wide variety of existing and emerging computer hardware and peripheral technologies. We provide an integration framework to facilitate rapid and reliable integration to any Enterprise Resource Planning (ERP) or host business systems (including certified integration to both SAP and Microsoft Dynamics AX). We also offer certain of our solutions in both on-premise software and cloud computing models so that customers can select the option that best meets their requirements for control, flexibility, cost of ownership, and time-to-deployment.

***Manhattan SCOPE®***

SCOPE is positioned for companies that consider supply chain software, processes, and technology strategic to their market leadership. It is the leading portfolio of supply chain commerce solutions built on a common technology platform. SCOPE is distinctive for several reasons. First, it clearly defines the role and capabilities for supply chain and commerce chain solutions. Second, it articulates the convergence of supply chain and commerce chain, particularly in the areas of Distribution Management and Order Lifecycle Management. Finally, it highlights the central value of a supply chain platform by elevating visibility and insight above all of the functional capabilities.


VISIBILITY AND INSIGHT
Inventory Optimization
Transportation Lifecycle Management
Distribution Management
Order Lifecycle Management
Store Inventory & Fulfillment
Planning
Supply Chain Solutions
Commerce Chain Solutions
SUPPLY CHAIN PROCESS PLATFORM

*Figure 2: **Manhattan SCOPE® Supply Chain Optimization, Planning through Execution**, is a portfolio of supply chain solution suites that leverages our Supply Chain Process Platform to enable high degrees of operational insight, performance, agility, and optimization at a tightly-managed and overall lower total cost of ownership. This platform-based architecture also enables combining different elements of different solution suites into X-Suite solutions to address specific supply chain challenges.*

### *Visibility and Insight*

SCOPE offers a series of solutions designed to provide both network wide visibility as well as analytical insight into all functions across the supply chain. These solutions include Supply Chain Visibility™ and Event Management™, which are designed to provide global inventory and order visibility along with predictive alerting to critical events in the supply chain. Also included is Total Cost to Serve™, a financial analytics tool created to provide supply chain executives insight into granular level of cost detail from purchase to final delivery. This level of information, along with simulation and predictive tools, enables executives and analysts to better monetize their supply chain, driving revenue and profitability while enhancing customer service levels. Finally, Visibility and Insights™ also includes Supply Chain Intelligence™, Manhattan's operational reporting and analytics solution.

### *Supply Chain Solution Suites*

*Inventory Optimization*™ enables enterprises to reduce overall network inventory to release working capital while improving sales and customer order fill rates. Inventory Optimization also provides analytical tools to better balance the financial trade-off between improving customer service levels and overall inventory investments. Our multi-echelon, all-channel solution helps organizations manage distribution networks with more than one type or level of distribution center between suppliers and various endpoints. Vendor Managed Inventory™ helps formulate tighter, lasting relationships with key trading partners, such as replenishing products into customers' locations or sharing key supply chain performance indicators.

*Transportation Lifecycle Management*™ optimizes all aspects of transporting product through supply chains, from procurement through delivery. The system helps companies manage assets, timing, accuracy, and costs for both inbound and outbound shipments, and across private and contracted fleets. The solution also interconnects transportation partners and suppliers to improve visibility to initial and changing requirements as well as to improve delivery and billing accuracy.

*Distribution Management*™ is designed to effectively manage the key assets required to run complex distribution operations, and to move goods and information through a warehouse with precision and velocity. The suite enables (among other processes) knowing what inventory will be arriving at a distribution center; receiving, putting away and shipping inventory, and managing distribution-related labor.

### *Commerce Chain Solution Suites*

*Order Lifecycle Management*™ is the heart of the omni-channel enterprise. This solution set leverages network wide inventory and uses a single view of customer demand in order to drive new revenue and maximize profitability. Highlights include the ability to use store inventory to fulfill on-line orders and to use inventory across the entire network to save in-store sales. Advanced algorithms can identify either the most distressed inventory or the lowest fulfillment costs to maximize profit margins. For retailers, in-store, mobile, and call center capabilities enable their associates to locate and sell items from across their supply chain network to meet real-time customer demand.

*Store Inventory and Fulfillment*™ brings execution tools to the store floor to enable omni-channel initiatives. Store Inventory Management provides inventory receiving and auditing tools to help store associates build inventory integrity. Store Order Fulfillment includes a series of tools to support pick-up in and fulfill from the store. These components provide critical capabilities to enable omni-channel initiatives.

*Planning*™ supports all levels of enterprise merchandise planning, from strategic level planning down to assortment and key item planning. Customer Preference Planning™ capabilities use multivariable shopper preference data to create merchandise, pricing and promotion plans tuned to how customers think when shopping and buying across multiple channels (including stores, catalogs, the web, mobile devices and call centers) so retailers understand relationships among product type, style, brand, color, fabrication, and price when their customers make decisions to buy.

### *Supply Chain Process Platform*

At the foundation of Manhattan SCOPE is our Supply Chain Process Platform (SCPP), which utilizes a service-oriented architecture (SOA), common data model, collaborative gateways, and an optimization engine (among other constructs) to facilitate supply chain transformations that help our customers create and sustain competitive advantages. Specific elements of Manhattan's SCPP, along with related core benefits, are detailed in Figure 3.

Among its overall benefits, our SCPP enables customers using multiple Manhattan SCOPE applications to achieve Cross-Application Optimization™. Cross-Application Optimization is our term for the compound benefits derived not only from optimizing multiple functional supply chain elements *individually*, but also *collectively* by considering factors across multiple functions in a supply chain (*e.g.*, warehouse management, transportation, inventory, and labor) simultaneously, so that their individual and related impacts inform each decision to determine the optimal course of action for the organization as a whole. Our SCPP's common architecture also enables customers to speed implementations, simplify upgrades, and achieve lower total cost of ownership over time.


workflow layer
Design, model and deploy business processes and custom extensions to meet evolving business requirements
ORDER CAPTURE
INVENTORY AVAILABLE
CUSTOMER EXTENSION
FULFILL
INVOICE
DROP SHIPMENT
SCOPE Studio
Enables extensions that give business users flexibility while insulating core base system code from alteration to protect data and process integrity, ensure smooth system upgrades and control total cost of ownership—all of which satisfy the needs of the CIO
PLATFORM APPLICATIONS
PF
IQ
OLM
TLM
DM
SUPPLY CHAIN SOLUTIONS
business logic layer
Broad and deep solutions to manage all aspects of your supply chain, from planning to execution
BUSINESS LOGIC
integration framework
Manages the import/export of both master data and transaction data with integrity and supportability
optimization layer
Focused optimization technology to manage the elements of your supply chain that are most costly or require the most control
INVENTORY
FUEL
SPACE
LABOR
OPTIMIZATION ENGINE
WEB SERVICES
<XML\>
EDI
DEVICES
services layer
Common architectural services that are required by any enterprise business application, driving consistency across solutions
REPORTING
USER INTERFACE
DASHBOARD
SECURITY SERVICES
SOA SERVICES
EVENT MANAGEMENT
DATA SERVICES
PRESENTATION SERVICES
CORE SERVICES
SOA framework
Leverage the openness and robustness of Manhattan's SOA services for business logic and core services from your existing applications
management framework
Administration tools for ongoing management of SCOPE® solutions at runtime
CONFIGURATION DIRECTOR
TEST DIRECTOR
SYSTEM DIRECTOR
MANAGEMENT CENTER
COMMON BUSINESS OBJECTS
foundation layer
Shared business objects for master data, common entities and functions, and data integrity across solutions

***Figure 3: Manhattan's Supply Chain Process Platform** provides the foundation for Manhattan SCOPE Solution Suites, Platform Applications, and X-Suite Solutions. This common architecture provides agility and business differentiation advantages to operations executives while also simplifying maintenance and upgrade paths and lowering the total cost of ownership over time for information technology and financial executives.*

***Manhattan SCALE™***

SCALE is our portfolio of logistics execution solutions built on the Microsoft®.NET platform. It is targeted toward companies with execution-focused supply chain needs that require speed-to-value, resource-light system configuration and maintenance, and the ability to quickly scale their logistics operations up or down in response to market fluctuations or business requirement changes. SCALE combines the features of Trading Partner Management, Yard Management, Optimization, Warehouse Management, and Transportation Execution, as shown in Figure 4.

Because SCALE leverages a common platform, solutions share common data elements, and each user can access all applications through a single sign-on. Users also can set up "dashboards" that enable easy access to real-time information most relevant to their jobs. SCALE's ease of deployment, operation, and support make it a popular choice for organizations operating in countries with emerging and developing economies, and where technical support resources are limited.


Manhattan SCALE™
Supply Chain Architected for Logistics Execution
SUPPLY CHAIN INTELLIGENCE
Trading Partner Management
• Supplier Enablement
• Order Management
• Inventory Visibility
• Reporting
• Personal Views
Yard Management
• Inbound Appointment Scheduling
• Yard Check-in
• RF Trailer Moves
Optimization
• Labor Management
• Slotting Optimization
• Billing Management
Warehouse Management
• Inventory Management
• Replenishment
• Distribution Optimization
• Order Planning
• Tasking
• RFID
Transportation Execution
• Carrier Assignment
• Rating/Routing
• Electronic Manifesting
• Routing Guide
MICROSOFT® .NET PLATFORM

*Figure 4: **Manhattan's Supply Chain Architected for Logistics Execution** is a portfolio of logistics solutions that leverages the Microsoft® NET platform and is designed for organizations that want to improve their logistics operations quickly with limited technical resources. SCALE also is a popular solution choice for organizations operating in countries with emerging supply chain ecosystems.*

**Professional Services**

We advise and assist our customers in planning and implementing our solutions through our global Professional Services Organization. To ensure long-term successful customer relationships, consultants assist customers with the initial deployment of our systems, the conversion and transfer of the customer's historical data onto our systems, and ongoing training, education, and system upgrades. We believe our Professional Services teams enable customers to implement our solutions knowledgeably and in the appropriate amount of time, help customers achieve expected results from system investments, continuously identify new opportunities for supply chain advancements, and meaningfully add to our industry-specific knowledge base to improve future implementations and product innovations.

Substantially all of our customers use at least some portion of our Professional Services to implement and support our software solutions. Professional Services typically are rendered under time and materials contracts, with services billed by the hour. Professional Services sometimes are rendered under fixed-fee contracts, with payments due on specific dates or milestones. We believe that increased sales of our software solutions will drive higher demand for our Professional Services.

We believe our Professional Services team delivers deep supply chain domain expertise to our customers through industry-specific "best-practices" protocols and processes developed through the collective knowledge we have gained in more than 3,900 installations worldwide. We also extensively train our consulting personnel on supply chain operations and on our solutions.

Business consultants, systems analysts, and technical personnel assist customers in all phases of implementing our systems, including planning and design, customer-specific module configuration, on-site implementation, or conversion from existing systems, and integration with customer systems such as Enterprise Resource Planning (ERP), web- and mobile-based commerce platforms, and Material Handling Equipment (MHE) systems. At times, third-party consultants, such as those from major systems integrators, assist our customers with certain implementations.

**Customer Support Services and Software Enhancements**

We offer a comprehensive program that provides our customers with software upgrades for additional or improved functionality and technological advances incorporating emerging supply chain and industry initiatives. Over the past three years, our annual renewal rate of customers subscribing to comprehensive support and enhancements has been greater than 90%. We are able to remotely access customer systems to perform diagnostics, provide on-line assistance, and facilitate software upgrades. We offer 24 hour customer support every day of the year, plus software upgrades for an annual fee that is paid in advance and is based on the solutions the customer has and the service level required. Software upgrades are provided under this program on a when-and-if-available basis.

**Training**

We offer training in a structured environment for new and existing users. Training programs are provided at fixed fees per-person, per-class, and cover topics such as (but not limited to) solution use, configuration, implementation, and system administration. Several computer-based training programs can be purchased for a fixed fee for use at client sites.

**Hardware Sales**

Along with software licenses, and as a convenience for our customers, we sell a variety of hardware developed and manufactured by others, including (but are not limited to) computer hardware, radio frequency terminal networks, RFID chip readers, bar code printers and scanners, and other peripherals. We resell all third-party hardware products and related maintenance pursuant to agreements with manufacturers or through distributor-authorized reseller agreements pursuant to which we are entitled to purchase hardware products and services at discount prices and to receive technical support in connection with product installations and any subsequent product malfunctions. We do not maintain hardware inventory as we generally purchase hardware from vendors only after receiving related customer orders.

**Strategy**

Our objective is to extend our position as the leading global supply chain solutions provider for supply chain leaders, meaning organizations intent on creating and sustaining market advantages by leveraging supply chain solutions. Our solutions help global distributors, wholesalers, retailers, logistics providers and manufacturers successfully manage accelerating and fluctuating market demands, as well as master the increasing complexity and volatility of their local and global supply chains. We believe our solutions are advanced, highly functional, and highly scalable. They are designed to enable organizations to: create customer experiences consistent with their brand values; improve relationships with suppliers, customers and logistics providers; leverage investments across supply chain functions; effectively generate revenue and manage costs; and meet dynamically changing customer requirements. We believe our solutions are uniquely positioned to holistically optimize supply chains from planning through execution, and that customers can leverage this holistic approach to create operational and market advantages. Strategies to accomplish our objectives include (but are not limited to) the following:

*Develop and Enhance Software Solutions.* We intend to continue to focus our research and development resources on enhancing our supply chain solutions. We offer what we believe to be the broadest and most richly-featured software portfolio in the supply chain solutions marketplace. To continuously expand functionality and value, we plan to continue to provide enhancements to existing solutions and to introduce new solutions to address evolving industry standards and market needs. We identify these opportunities through our Product Management, Professional Services, Customer Support, and Account Management organizations, through interactions such as ongoing customer consulting engagements and implementations, sessions with our solution user groups, association with leading industry analyst and market research firms, and participation on industry standards and research committees. Our solutions address needs in various vertical markets, including retail, consumer goods, food and grocery, logistics service providers, industrial and wholesale, high technology and electronics, life sciences and government. We intend to continue to enhance our solutions to meet the dynamic requirements of these and new vertical markets as business opportunities dictate.

*Expand International Presence.* We believe that our solutions offer significant benefits to customers in markets outside the United States, and for organizations with global operations. Approximately 1,270 out of a total of approximately 2,400 Manhattan employees work outside the United States to build international sales, service our international clients, and further develop our solutions. We have offices in Australia, China, France, India, Japan, the Netherlands, Singapore, and the United Kingdom, as well as representatives in Mexico and reseller partnerships in Latin America, Eastern Europe, the Middle East, South Africa, and Asia. Our Europe, Middle East, and Africa (EMEA) operations support sales, implementation services, and customer support functions for customers in Europe as well as a number of customers across the Middle East, concentrated in countries we consider politically and economically stable, such as Jordan, Kuwait, Oman, Turkey, Saudi Arabia, and the United Arab Emirates. Our Asia Pacific (APAC) operations service emerging opportunities in China, Southeast Asia, and India, as well as more established markets in Australia and New Zealand. Our international strategy includes leveraging the strength of our relationships with current U.S. and Europe-based customers that also have significant international operations, and pursuing strategic marketing partnerships with international systems integrators and third-party solution providers.

*Expand Our Strategic Alliances and Indirect Sales Channels.* We currently sell our products primarily through our direct sales personnel, and through partnership agreements with a select number of organizations in emerging markets where we do not currently have a direct sales presence. We have worked on joint projects and joint sales initiatives with industry-leading consultants and software systems implementers, including most of the large consulting firms and other systems consulting firms specializing in our targeted industries, to supplement our direct sales force and professional services organization. We have been expanding our indirect sales channels through reseller agreements, marketing agreements, and agreements with third-party logistics providers. These alliances extend our market coverage and provide us with new business leads and access to trained implementation personnel.

*Acquire or Invest in Complementary Businesses.* We continuously evaluate strategic acquisition opportunities of technologies, solutions, and businesses that are consistent with our platform-based strategy and enable us to enhance and expand our supply chain planning and execution solutions and service offerings. Preferred acquisition targets are those that would be complementary to our existing solutions and technologies, expand our geographic presence and distribution channels, extend our presence into additional vertical markets with challenges and requirements similar to those we currently serve, and further solidify our leadership position within the primary components of supply chain planning and execution.

**Sales and Marketing**

We employ multi-disciplinary sales teams that consist of professionals with industry experience in sales and technical sales support. To date, we have generated the majority of our software sales (licensing) revenue through our direct sales force. We plan to continue to invest in our sales, services, and marketing organizations within the United States, EMEA, and APAC, and to pursue strategic marketing partnerships. We conduct comprehensive global marketing programs that include prospect profiling and targeting, lead generation, public relations, analyst relations, trade show attendance and sponsorships, supply chain conference hosting, online marketing, joint promotion programs with vendors and consultants, and ongoing customer communication programs.

Our sales cycle typically begins with the generation of a sales lead — through in-house telemarketing efforts, targeted promotions, web inquiries, trade show presence, speaking engagements, hosted seminars, or other means of referral — or the receipt of a request for proposal from a prospective customer. Leads are qualified and opportunities are closed through a process that includes telephone-based assessments of requirements; responses to requests for proposals, presentations and product demonstrations, site visits and/or reference calls with organizations already using our supply chain solutions, and contract negotiations. Sales cycles vary substantially from opportunity to opportunity, but typically require six to twelve months.

In addition to new customer sales, we plan to continue to leverage our existing customer base to drive revenue from system upgrades, sales of additional licenses of purchased solutions, and sales of new or add-on solutions. To efficiently penetrate emerging global markets, we leverage indirect sales channels, including sales through reseller agreements, marketing agreements, and agreements with third-party logistics providers. To extend our market coverage, generate new business leads, and provide access to trained implementation personnel, we leverage strategic alliances with systems integrators skilled at implementing our solutions. Business referrals and leads are positively influenced by systems integrators, which include most of the large consulting firms and other systems consulting firms specializing in our targeted industries.

Our Manhattan Value Partner (Manhattan MVP™) and Manhattan GeoPartner™ programs foster joint sales and marketing with other organizations. Manhattan Value Partners are proven software and hardware providers, trusted third-party integrators and consultants who bring added value to customer engagements through vertical industry knowledge or technical specialization. Manhattan MVPs support and complement our supply chain solutions so we can provide customers with a comprehensive approach that is suited to their business requirements. This collaborative program is designed to benefit both Manhattan and our partners through tailored joint marketing, sales and, in some cases, co-development efforts. Among others, Manhattan MVPs include IBM, Deloitte, Kurt Salmon, Microsoft, and Motorola. Manhattan GeoPartners represent a select group of companies that sell and implement our solutions in specific geographies around the world, each providing valuable localized expertise to meet customer needs in areas such as Western Europe, Eastern Europe, Russia, the Middle East, Latin America, Africa, and the Asia Pacific region.

**Customers**

To date, our customers have been suppliers, manufacturers, distributors, retailers, and logistics providers in a variety of industries. Our top five customers (new or pre-existing) in the aggregate accounted for 12%, 15%, and 10% of total revenue for the years ended December 31, 2012, 2011, and 2010, respectively. No single customer accounted for more than 10% of our total revenue in 2012, 2011, or 2010.

**Product Development**

We focus our development efforts on adding new functionality to existing solutions, integrating our various solution offerings, enhancing the operability of our solutions across our Supply Chain Process Platform and across distributed and alternative hardware platforms, operating systems, and database systems, and developing new solutions. We believe that our future success depends, in part, on our ability to continue to enhance existing solutions, to respond to dynamically changing customer requirements, and to develop new or enhanced solutions that incorporate new technological developments and emerging supply chain and industry standards. To that end, development frequently focuses on base system enhancements and incorporating new user requirements and features into our solutions. As a result, we deliver packaged, highly configurable solutions with increasingly rich functionality rather than custom-developed software. We also deliver interface toolkits for many major ERP systems to enhance communication and improve data flows between our core solutions and our clients' host systems.

We leverage internal and external scientific advisors to inform our solution strategies and research and development approaches with the most advanced thinking on supply chain opportunities, challenges, and technologies. Our internal research team is comprised of Ph.D.-credentialed math and science experts who work on creating and solving algorithms and other constructs that advance the optimization capabilities and other aspects of our solutions. Our external Science Advisory Board unites the thinking of experts from leading educational institutions known for their supply chain disciplines, and practitioners from organizations deploying supply chain technology in innovative and market-advancing ways. Together, our Research Team and Science Advisory Board inform both the practical business approaches and the mathematical and scientific inventiveness of our solutions.

We conduct most development internally in the U.S. and India to retain development knowledge and promote programming standards continuity. However, we may periodically outsource some projects that can be performed separately and/or that require special skills. We also use third-party research and development companies for translation to localize our products into Chinese, French, Japanese, and Spanish.

Our research and development expenses for the years ended December 31, 2012, 2011, and 2010 were $44.7 million, $42.4 million, and $40.5 million, respectively. We intend to continue to invest significantly in product development.

## Competition

Our solutions are solely focused on the supply chain planning and execution markets, which have been consolidating rapidly, are intensely competitive, and are characterized by rapid technological change. The principal competitive factors affecting the markets for our solutions include: industry expertise; company and solution reputation; company viability; compliance with industry standards; solution architecture; solution functionality and features; integration experience, particularly with ERP providers and material handling equipment providers; ease and speed of implementation; proven return on investment; historical and current solution quality and performance; total cost of ownership; solution price; and ongoing solution support structure. We believe we compete favorably with respect to each of these factors.

Our competitors are diverse and offer a variety of solutions directed at various aspects of the supply chain, as well as at the enterprise as a whole. Our existing competitors include:

- Corporate information technology departments of current or potential customers capable of internally developing solutions;
- ERP vendors, including Oracle, SAP, and Infor, among others;
- Supply chain execution vendors, including JDA Software Group, Inc. (JDA), HighJump Software Inc., and the Sterling Commerce division of IBM, among others;
- Supply chain planning vendors, including JDA and SAS Institute Inc., among others; and
- Smaller independent companies that have developed or are attempting to develop supply chain execution solutions and/or planning solutions that apply in specific countries and/or globally.

We anticipate facing increased competition from ERP and supply chain management (SCM) applications vendors and business application software vendors that may broaden their solution offerings by internally developing or by acquiring or partnering with independent developers of supply chain planning and execution software. Some of these ERP and SCM companies and other potential competitors have longer operating histories; significantly more financial, technical, marketing and other resources; greater name recognition; broader solutions; and larger installed bases of customers than us. To the extent that ERP and SCM vendors or other large competitors develop or acquire systems with functionality comparable or superior to ours, their larger customer bases, long-standing customer relationships, and ability to offer broader solutions outside the scope of supply chain could create significant competitive advantage for them. It also is possible that new competitors or alliances among current and/or new competitors could emerge to win significant market share. Increased competition could result in price reductions, fewer customer orders, reduced earnings and margins and loss of market share. In turn, this could have a material adverse effect on our business, results of operations, cash flow, and financial condition.

We believe we have established meaningful competitive advantages and have built barriers to market entry through our supply chain expertise; our platform-based solution approach; our track record of continuous supply chain innovation and investment; our strong and endorsing customer relationships; our significant success in deploying and supporting supply chains for market-leading companies; and our ability to out-execute others in identifying sales opportunities and demonstrating expertise throughout the sales cycle. However, to further our market success, we must continue to respond promptly and effectively to technological change and competitors' innovations. Consequently, we cannot assure that we will not be required to make substantial additional investments in research, development, marketing, sales and customer service efforts in order to meet any competitive threat, or that we will be able to compete successfully in the future.

## International Operations; Segments

We have three reporting segments, based on geographic location: the Americas; Europe, Middle East and Africa ("EMEA"); and Asia Pacific ("APAC"). For further information on our segments, see Note 7 to our consolidated financial statements. Our international revenue was approximately $104.4 million, $90.7 million, and $80.7 million for the years ended December 31, 2012, 2011, and 2010, respectively, which represents approximately 28%, 28%, and 27% of our total revenue for the years ended December 31, 2012, 2011, and 2010, respectively. International revenue includes all revenue derived from sales to customers outside the United States. We now have approximately 1,270 employees outside the United States.

## Proprietary Rights

We rely on a combination of copyright, trade secret, trademark, and trade dress laws, confidentiality procedures, and contractual provisions to protect our proprietary rights in our products, processes and technology. We have registered trademarks for Manhattan Associates and the Manhattan Associates logo, as well as a number of our products and features. Generally we enter into confidentiality and assignment-of-rights agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We license our proprietary products to our customers under license agreements that we believe contain appropriate use and other restrictions in order to try to best protect our ownership of our products and our proprietary rights in them, and to protect our revenue potential from our products. However, despite our efforts to safeguard and maintain our proprietary rights, we cannot ensure that we will successfully deter misappropriation, unintended disclosure or independent third-party development of our technology or our proprietary rights or information. Policing unauthorized use of our products is difficult, and, while we are unable to determine the extent to which piracy of our software solutions exists, as is the case with any software company, piracy could become a problem. Further, to the extent that we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced, our efforts to protect our proprietary rights may be ineffective. Whether we seek to enforce our proprietary rights in the U.S. or abroad, our efforts, including litigation to enforce our rights, can result in substantial costs and diversion of resources, and such efforts, or our failure to succeed in such efforts, could have a material adverse effect on our business, financial condition, results of operations or cash flows, regardless of the final outcome.

As the number of supply chain management solutions available in the marketplace increases and solution functionality continues to overlap, supply chain software may increasingly become subject to claims of infringement or other misappropriation of intellectual property. Third parties may assert infringement or misappropriation claims against us relating to our products, processes or technology. Such claims, whether or not they have merit, generally are time-consuming and may result in costly litigation, divert management's attention or cause product shipment delays or require us to enter into royalty or licensing arrangements. Defense of infringement or other misappropriation claims, entering into royalty or licensing agreements, the unavailability of such agreements, or adverse determinations in proprietary rights litigation could have a material adverse effect on our business, financial condition, results of operations or cash flows.

## Employees

At December 31, 2012, we employed approximately 2,400 employees worldwide, of which 1,130 are based in the Americas, 170 in EMEA, and 1,100 in APAC (including India). Our distribution by function is approximately: 145 in sales and marketing; 1,425 in services; 650 in research and development ("R&D"); and 180 in general and administration.

## Available Information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). These materials can be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may also be obtained by mail at prescribed rates from the SEC's Public Reference Room at the above address. Information about the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

On our website, www.manh.com, we provide free of charge our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments thereto, as soon as reasonably practicable after they have been electronically filed or furnished to the SEC. Information contained on our website is not part of this Form 10-K or our other filings with the SEC.

Additionally, our code of business conduct and ethics and the charters of the Audit, Compensation, and Nomination and Governance Committees of the Board of Directors are available on our website.

## Item 1A. *Risk Factors*

You should consider the following and other risk factors in evaluating our business or an investment in our common stock. The occurrence of adverse events described in the following risk factors or other adverse events not described in the following risk factors could have a material adverse effect on our business, results of operations, cash flow and financial condition, and could cause the trading price of our common stock to decline.

**Our performance can be negatively impacted by global macroeconomic or other external influences which could have a material adverse effect on our business, results of operations, cash flow and financial condition.** We are a technology company selling technology-based solutions with total pricing, including software and services, often, exceeding $1.0 million. Reductions in the capital budgets of our customers and prospective customers could have an adverse impact on our ability to sell our solutions. We believe that potential customer concerns over the slow economic recovery within the United States and/or other geographic regions in which we operate could cause delays in capital spending by our customers or delay the closing of our sales, which could have a material adverse impact on our business and our ability to compete and further intensify in our already intensely competitive markets.

**The recovering financial and credit markets and the slow economic recovery in general may adversely affect our business, results of operations, cash flow and financial condition.** Demand for our products and services depends in large part upon the level of capital and maintenance expenditures by many of our customers. Decreased capital and maintenance spending could have a material adverse effect on the demand for our products and services, and on our business, results of operations and financial condition. Disruptions in the financial markets, such as the events that began in the second half of 2008 from which the financial markets are now slowly recovering, may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends.

In addition, continuing weakness or further deterioration in regional economies or the world economy could negatively impact the capital and maintenance expenditures of our customers and end users. There can be no assurance that government responses to the disruptions in the financial markets or to weakening economies will restore confidence, stabilize markets, or increase liquidity and the availability of credit. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

**We may not be able to continue to successfully compete with other companies.** We compete in markets that are intensely competitive and are expected to become more competitive as current competitors expand their product offerings. Our current competitors come from many segments of the software industry and offer a variety of solutions directed at various aspects of the extended supply chain, as well as the enterprise as a whole. We face competition for product sales from:

- corporate information technology departments of current or potential customers capable of internally developing solutions;
- ERP vendors, including Oracle, SAP, and Infor, among others;
- supply chain execution vendors, including JDA Software Group, Inc. (JDA), HighJump Software Inc., and the Sterling Commerce division of IBM, among others;
- supply chain planning vendors, including JDA and SAS Institute Inc., among others; and
- smaller independent companies that have developed or are attempting to develop supply chain execution solutions and/or supply chain planning solutions that apply in specific countries and/or globally.

We anticipate facing increased competition from ERP and supply chain management (SCM) applications vendors and business application software vendors that may broaden their solution offerings by internally developing or by acquiring or partnering with independent developers of supply chain planning and execution software. Some of these ERP and SCM companies and other potential competitors have longer operating histories, significantly more financial, technical, marketing, and other resources, greater name recognition, broader solutions, and larger installed bases of customers than do we. To the extent that ERP and SCM vendors or other large competitors develop or acquire systems with functionality comparable or superior to ours, their larger customer bases, long-standing customer relationships, and ability to offer broader solutions outside the scope of supply chain could create significant competitive advantage for them. It also is possible that new competitors or alliances among current and/or new competitors could emerge to win significant market share. Increased competition could result in price reductions, fewer customer orders, reduced earnings and margins, and loss of market share. In turn, this could have a material adverse effect on our business, results of operations, cash flow, and financial condition.

We believe the domain expertise required to continuously innovate supply chain technology in our target markets, effectively and efficiently implement solutions, identify and attract sales opportunities, and compete successfully in the sales cycle provides us with a competitive advantage and is a significant barrier to market entry. However, in order to be successful in the future, we must continue to respond promptly and effectively to technological change and competitors' innovations, and consequently we cannot assure you that we will not be required to make substantial additional investments in connection with our research, development, marketing, sales, and customer service efforts in order to meet any competitive threat, or that we will be able to compete successfully in the future. Some of our competitors have significant resources at their disposal, and the degree to which we will compete with their new innovative products in the marketplace is undetermined.

**Our operating results are substantially dependent on one line of business.** We continue to derive our revenues from sales of our supply chain solutions software and related services and hardware. Any factor adversely affecting the markets for supply chain solutions could have an adverse effect on our business, results of operations, cash flow, and financial condition. Accordingly, our future operating results will depend on the demand for our supply chain products and related services and hardware by our customers, including new and enhanced releases that we subsequently introduce. We cannot guarantee that the market will continue to demand our current products or we will be successful in marketing any new or enhanced products. If our competitors release new products that are superior to our products in performance or price, demand for our products may decline. A decline in demand for our products as a result of competition, technological change, or other factors would reduce our total revenues and harm our ability to maintain profitability.

**Our operating results are difficult to predict and could cause our stock price to fall.** Our quarterly revenue and operating results are difficult to predict and can fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our quarterly revenue is difficult to forecast for several reasons, including the following: global macro-economic disruptions; credit and equity market disruptions, which can significantly impact capital availability and spend timing of customers or potential customers; the varying sales cycle for our products and services from customer to customer, including multiple levels of authorization required by some customers; the varying demand for our products; customers' budgeting and purchasing cycles; potential deferral of license revenue well after entering into a license agreement due to extended payment terms, including, although infrequent, payment terms in a contract extending beyond twelve months, significant software modifications, future software functionality deliverables not on a stand-alone basis, or other negotiated terms that preclude software revenue recognition under U.S. general accepted accounting principles; delays in our implementations at customer sites; timing of hiring new services employees and the rate at which these employees become productive; timing of introduction of new products; development and performance of our distribution channels; and timing of any acquisitions and related costs.

As a result of these and other factors, our license revenue is difficult to predict. Because our revenue from services is largely correlated to our license revenue, a decline in license revenue could also cause a decline in our services revenue in the same quarter or in subsequent quarters. In addition, an increase or decrease in hardware sales, which provide us with lower gross margins than sales of software licenses or services, may cause variations in our quarterly operating results.

Most of our expenses, including employee compensation and rent, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenue increases. As a result, any shortfall in revenue in relation to our expectations could cause significant changes in our operating results from quarter to quarter and could result in quarterly losses. As a result of these factors, we believe that period-to-period comparisons of our revenue levels and operating results are not necessarily meaningful. Historical growth rates and historical quarterly revenue and operating results may not be a good indicator of future operating results and reliance on historical results should not be used to predict our future performance.

**Our future revenue is dependent on continuing license sales, which in turn drive sales of post-contract support and professional services.** We are dependent on our new customers as well as our large installed customer base to purchase additional software licenses, post-contract support, and professional services from us. Our post-contract support agreements are generally for a one-year term and our professional services agreements generally only cover a particular engagement. In future periods customers may not license additional products, and in turn may not renew post-contract support agreements or purchase additional professional services from us. If our customers decide not to license or purchase these products and services from us, or if they reduce the scope of their post-contract support or hosting or professional services agreements, our revenue could decrease significantly, and that could have a material adverse effect on our business, results of operations, cash flow and financial condition.

In addition, many of our customers are using older versions of our products for which we are no longer developing any further upgrades or enhancements. While we intend to migrate our customers who are using these versions to newer versions or products, there can be no assurance that these customers will do so. If customers using older versions of our products decide not to license our current software products, or decide to discontinue the use of our products and associated post-contract support services, our revenue could decrease and our operating results could be materially adversely affected.

**We may encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing, and predictability of our revenue, adversely affecting our business, results of operations, cash flow, and financial condition.** Our products have lengthy sales cycles, which typically extend from six to twelve months and may take up to several years. Potential and existing customers, particularly larger enterprise customers, often commit significant resources to an evaluation of available solutions and services and require us to expend substantial time and resources in connection with our sales efforts. The length of our sales cycles also varies depending on the type of customer to which we are selling, the product being sold, and customer requirements. We may incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale. Many of the key risks relating to sales processes are beyond our control, including: our customers' budgetary and scheduling constraints; the timing of our customers' budget cycles and approval processes; our customers' willingness to replace their currently deployed software solutions; and general economic conditions.

As a result of these lengthy and uncertain sales cycles of our products and services, it is difficult for us to predict when customers may purchase products or services from us, thereby affecting when we can recognize the associated revenue, and our operating results may vary significantly and may be adversely affected. The length of our sales cycle makes us susceptible to having pending transactions delayed or terminated by our customers if they decide to delay or withdraw funding for IT projects. Our customers may decide to delay or withdraw funding for IT projects for various reasons, including, but not limited to, global economic cycles and capital market fluctuations.

**Delays in implementing our products could adversely impact us**. Due to the size and complexity of most of our software implementations, our implementation cycle can be lengthy and may result in delays. Our products may require modification or customization and must integrate with many existing computer systems and software programs of our customers. This can be time-consuming and expensive for customers and can result in implementation and deployment delays of our products. Additional delays could result if we fail to attract, train, and retain services personnel, or if our alliance companies fail to commit sufficient resources towards implementing our software. These delays and resulting customer dissatisfaction could limit our future sales opportunities, impact revenue, and harm our reputation.

**Our pricing models may need to be modified due to price competition.** The competitive markets in which we operate may oblige us to reduce our prices in order to contend with the pricing models of our competitors. If our competitors discount certain products or services, we may choose to lower prices on certain products or services in order to attract or retain customers. Any such price modifications would likely reduce margins and could adversely affect our business, results of operations, cash flow, and financial condition.

**Our ability to license our software is highly dependent on the quality of our services offerings, and our failure to offer high quality services could adversely affect our software licensing revenue and results of operations.** Most of our customers rely to some extent on our professional services to aid in the implementation of our software solutions. Once our software has been installed and deployed, our customers may depend on us to provide them with ongoing support and resolution of issues relating to our software. Therefore, a high level of service is critical for the continued marketing and sale of our solutions. If we or our partners do not efficiently and effectively install and deploy our software products, or succeed in helping our customers quickly resolve post-deployment issues, our ability to sell software products to these customers would be adversely affected and our reputation in the marketplace and with potential customers could suffer. In turn, our business, results of operations, cash flow, and financial condition could be materially adversely affected.

**Our failure to manage the growth of our operations may adversely affect our business, results of operations, cash flow, and financial condition**. We plan to continue to increase the scope of our operations domestically and internationally. This growth may place a significant strain on our management systems and resources. We may further expand domestically or internationally through internal growth or through acquisitions of related companies and technologies. If we fail to maintain continuity in our executive officers; develop the management skills of our managers and supervisors; attract, retain, train, and motivate our employees; improve our operational, financial, and management controls; and maintain adequate reporting systems and procedures and our management and information control systems, our business, results of operations, and cash flow could be negatively impacted.

**Our international operations have many associated risks.** We continue to strategically manage our presence in international markets, and these efforts require significant management attention and financial resources. We may not be able to successfully penetrate international markets, or, if we do, there can be no assurance that we will grow our business in these markets at the same rate as in North America. Because of these inherent complexities and challenges, lack of success is international markets could adversely affect our business, results of operations, cash flow, and financial condition.

We have international offices in Europe: the United Kingdom, the Netherlands, and France; and in Asia: China, Japan, Singapore, and India; and Australia. Until 2002, our international presence was limited to the United Kingdom and the Netherlands. Our expansion into other international markets largely began in 2002. We have committed resources to maintaining and further expanding, where appropriate, our sales offices and sales and support channels in key international markets. However, our efforts may not be successful. International sales are subject to many risks and difficulties, including those arising from the following: building and maintaining a competitive presence in new markets; staffing and managing foreign operations; managing international systems integrators; complying with a variety of foreign laws; producing localized versions of our products; import and export restrictions and tariffs; enforcing contracts and collecting accounts receivable; unexpected changes in regulatory requirements; reduced protection for intellectual property rights in some countries; potential adverse tax treatment; less stringent adherence to ethical and legal standards by prospective customers in some countries; language and cultural barriers; currency fluctuations; political and economic instability abroad; and seasonal fluctuations.

**Our operating results may include foreign currency gains and losses.** Due to our international operations, we conduct a portion of our business in currencies other than the United States dollar. Our revenues, expenses, operating profit and net income are affected when the dollar weakens or strengthens in relation to other currencies. In addition, we have a large development center in Bangalore, India, that does not have a natural in market revenue hedge to mitigate currency risk to our operating expense in India. Fluctuations in the value of other currencies, particularly the Indian rupee, could significantly affect our revenues, expenses, operating profit and net income.

**Fluctuations in our hardware sales may adversely affect us.** A portion of our revenue in any period is from the resale of a variety of third-party hardware products to purchasers of our software. However, our customers may purchase these hardware products directly from manufacturers or distributors rather than from the Company. We view sales of hardware as non-strategic. We perform this service to our customers seeking a single source for their supply chain needs. Hardware sales are difficult to forecast and fluctuate from quarter to quarter, leading to unusual comparisons of total revenue and fluctuations in profits. If we are unable to maintain or grow our hardware revenue, our business, results of operations, cash flow, and financial condition may be adversely affected.

**Our technology must be advanced if we are to remain competitive**. The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands, and evolving industry standards. Our existing products could be rendered obsolete if we fail to continue to advance our technology. We have also found that the technological life cycles of our products are difficult to estimate, partially because of changing demands of other participants in the supply chain. We believe that our future success will depend in large part upon our ability to continue to enhance our current product line while we concurrently develop and introduce new products that keep pace with competitive and technological developments. These developments require us to continue to make substantial product development investments. Although we are presently developing a number of product enhancements to our product sets, we cannot assure you that these enhancements will be completed on a timely basis or gain customer acceptance.

**Our research and development activities may not generate significant returns.** Our product development activities are costly, and recovering our investment in product development may take a significant amount of time, if it occurs at all. We anticipate continuing to make significant investments in software research and development and related product opportunities because we believe that we must continue to allocate a significant amount of resources to our research and development activities in order to compete successfully. We cannot estimate with any certainty when we will, if ever, receive significant revenues from these investments.

**Our liability to clients may be substantial if our systems fail**. Our products are often critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. If our products fail to function as required, we may be subject to claims for substantial damages. Courts may not enforce provisions in our contracts that would limit our liability or otherwise protect us from liability for damages. Defending a lawsuit, regardless of its merit, could be costly and divert management's time and attention. Although we maintain general liability insurance and error and omissions coverage, these coverages may not continue to be available on reasonable terms or in sufficient amounts to cover claims against us. In addition, our insurer may disclaim coverage as to any future claim. If claims exceeding the available insurance coverage are successfully asserted against us, or our insurer imposes premium increases or large deductibles or co-insurance requirements on us, then our business, results of operations, cash flow, and financial condition could be adversely affected.

**We incorporate third-party software in our solutions, the failure or unavailability of which could adversely affect our ability to sell, support, and service our products.** We incorporate and include third-party software into and with certain of our products and solutions and expect to continue to do so. The operation of our products could be impaired if there are defects in that third-party software. It may be difficult for us to correct any defects in third-party software because the development and maintenance of the software is not within our control. Such defects could adversely affected or business.

In addition, there can be no assurance that these third parties will continue to make their software available to us on acceptable terms, or at all; not make their products available to our competitors on more favorable terms; invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software; or remain in business. Any impairment in our relationship with these third parties or our ability to license or otherwise use their software could have a material adverse effect on our business, results of operations, cash flow, and financial condition.

**The use of open source software in our products may expose us to additional risks and harm our intellectual property.** Some of our products use or incorporate software that is subject to one or more open source licenses. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms.

While we monitor the use of all open source software in our products, processes, and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product or solution, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated open source software into software we license from them for use in our products and solutions, we could, under certain circumstances, be required to disclose the source code to our products and solutions. This could harm our intellectual property position and have a material adverse effect on our business, results of operations, cash flow, and financial condition.

**If we are unable to develop software applications that interoperate with computing platforms developed by others, our business, results of operations, cash flow, and financial condition may be adversely affected.** We develop software applications that interoperate with operating systems, database platforms, and hardware devices developed by others, which we refer to collectively as computing platforms. If the developers of these computing platforms do not cooperate with us or we are unable to devote the necessary resources so that our applications interoperate with those computing platforms, our software development efforts may be delayed and our business and results of operations may be adversely affected. When new or updated versions of these computing platforms are introduced, it is often necessary for us to develop updated versions of our software applications so that they interoperate properly with these computing platforms. We may not accomplish these development efforts quickly or cost-effectively, and it is difficult to predict what the relative growth rates of adoption of these computing platforms will be. These development efforts require substantial investment, the devotion of substantial employee resources, and the cooperation of the developers of the computing platforms. For some computing platforms, we must obtain some proprietary application program interfaces from the owner in order to develop software applications that interoperate with the computing platforms. Computing platform providers have no obligation to assist in these development efforts. If they do not provide us with assistance or the necessary proprietary application program interfaces on a timely basis, we may experience delays or be unable to expand our software applications into other areas.

The computing platforms we use may not continue to be available to us on commercially reasonable terms. Any loss of the right to use any of these systems could result in delays in the provision of our products and services, and our results of operations may be adversely affected. Defects in computing platforms could result in errors or failure of our products, which could harm our business.

**Our software may contain undetected errors or "bugs," or may be breached by hackers, resulting in harm to our reputation and operating results**. Software products as complex as those offered by us might contain undetected errors or failures when first introduced or when new versions are released, or may be vulnerable to hackers. Despite testing, we cannot ensure that errors will not be found in new products or product enhancements after commercial release, or that malefactors will not breach these systems. Any errors or security breaches could cause substantial harm to our reputation, result in additional unplanned expenses to remedy any defects, delay the introduction of new products, result in the loss of existing or potential customers, or cause a loss in revenue. Further, such errors or breaches could subject us to claims from our customers for significant damages, and we cannot assure you that courts would enforce the provisions in our customer agreements that limit our liability for damages. In turn, our business, results of operations, cash flow, and financial condition could be materially adversely affected.

**Our inability to attract, integrate, and retain management and other personnel may adversely affect us.** Our success greatly depends on the continued service of our executives, as well as our other key senior management, technical personnel, and sales personnel. Our success will depend on the ability of our executive officers to work together as a team. The loss of any of our senior management or other key professional services, research and development, sales and marketing personnel—particularly if they are lost to competitors—could impair our ability to grow our business. We do not maintain key man life insurance on any of our executive officers.

Our future success will depend in large part upon our ability to attract, retain, and motivate highly skilled employees. We face significant competition for individuals with the skills required to perform the services we offer, and thus we may encounter increased compensation costs that are not offset by increased revenue. We cannot guarantee that we will be able to attract and retain sufficient numbers of these highly skilled employees or motivate them. Because of the complexity of the supply chain market, we may experience a significant time lag between the date on which technical and sales personnel are hired and the time at which these persons become fully productive.

**Our growth is dependent upon the successful development of our direct and indirect sales channel mix**. We believe that our future growth also will depend on further developing and maintaining a successful direct sales force and strategic relationships with systems integrators and other technology companies. We are currently investing, and plan to continue to invest, significant resources to further develop certain of our sales channels. Our investment could adversely affect our operating results if these efforts do not generate license and service revenue necessary to offset the investment. Also, our inability to partner with other technology companies and qualified systems integrators could adversely affect our results of operations. Because lower unit prices are typically charged on sales made through indirect channels, a disproportionate increase in indirect sales could reduce our average selling prices and result in lower gross margins. In addition, sales of our products through indirect channels typically do not generate consulting services revenue for us at the same levels as direct sales, as the third-party systems integrators generally provide these services. Similarly, indirect sales typically do not generate the same levels of direct contact between our human resources and those of our customer, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction, and recognizing emerging customer requirements. In addition, these systems integrators and third-party software providers may develop, acquire, or market products competitive with our products.

Our strategy of marketing our products directly to customers and indirectly through systems integrators and other technology companies may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different systems integrators target the same customers, systems integrators may also come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with systems integrators or harm our ability to attract new systems integrators.

**Our employee retention and hiring may be hindered by immigration restrictions.** Foreign nationals who are not U.S. citizens or permanent residents constitute a significant part of our professional U.S. workforce. Our ability to hire and retain these workers, and their ability to remain and work in the U.S. are impacted by laws and regulations as well as by processing procedures of various government agencies. Changes in laws, regulations, or procedures may adversely affect our ability to hire or retain such workers and may affect our costs of doing business and/or our ability to deliver services.

**Our failure to adequately protect our proprietary rights may adversely affect us**. Our success and ability to compete is dependent in part upon our proprietary technology. There are no assurances that we will be able to protect our proprietary rights against unauthorized disclosure or third-party copying or use. We rely on a combination of copyright, trademark, and trade secret laws, as well as confidentiality agreements, licensing arrangements, and contractual commitments, to establish and protect our proprietary rights. Despite our efforts to protect our proprietary rights, existing copyright, trademark, and trade secret laws afford only limited protection. In addition, the laws of certain foreign countries do not protect our rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Any infringement of our proprietary rights could negatively impact our future operating results. Furthermore, policing the unauthorized use of our products is difficult, and litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources. In turn, our business, results of operations, cash flow, and financial condition could be materially adversely affected.

**Our liability for intellectual property claims can be costly and result in the loss of significant rights**. It is possible that third parties will claim that we have infringed their current or future products, inventions, or other intellectual property. We expect that supply chain software developers like us will increasingly be subject to infringement claims as the number of products grows. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to pay monetary damages or to enter into royalty or licensing agreements, any of which could negatively impact our operating results. There are no assurances that these royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all.

We also may be required to indemnify our customers for damages they suffer as a result of such infringement. There are no assurances that legal action claiming patent infringement will not be commenced against us, or that we would prevail in litigation given the complex technical issues and inherent uncertainties in patent litigation. If a patent claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign the product or feature to avoid infringement, we may be prevented from distributing our software or required to incur significant expense and delay in developing non-infringing software. Any of these events could seriously harm our business, results of operations, cash flow, and financial condition.

**Mergers or other strategic transactions involving our competitors could weaken our competitive position or reduce our revenue.** Our competitors have been consolidating, which may make them more formidable competitors to us. Competing with stronger companies may cause us to experience pricing pressure and loss of market share, either of which could have a material adverse effect on our business, results of operations, cash flow, and financial condition. Our competitors may establish or strengthen their cooperative relationships with vendors, systems integrators, third-party consulting firms, or other parties. Established companies may not only develop their own products but may also acquire or partner with our current competitors. If any of these events occur, our revenue and profitability could significantly decline.

**Our business, results of operations, cash flow, and financial condition may be adversely affected if we cannot integrate acquired companies or manage joint ventures.** We may from time to time acquire companies with complementary products and services. These acquisitions will expose us to increased risks and costs, including those arising from the following: assimilating new operations and personnel; diverting financial and management resources from existing operations; and integrating acquired technologies. We may not be able to generate sufficient revenue from any of these acquisitions to offset the associated acquisition costs.

We will also be required to maintain uniform standards of quality and service, controls, procedures, and policies. Our failure to achieve any of these standards may hurt relationships with customers, employees, and new management personnel. In addition, future acquisitions may result in additional issuances of stock that could be dilutive to our shareholders.

Many acquisition candidates have significant intangible assets, and an acquisition of these businesses would likely result in significant amounts of goodwill and other intangible assets. Goodwill and certain other intangible assets are not amortized to income, but are subject to at least annual impairment reviews. If the acquisitions do not perform as planned, future charges to income arising from such impairment reviews could be significant. Likewise, future quarterly and annual earnings could be significantly adversely affected. In addition, these acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges.

We may also evaluate joint venture relationships with complementary businesses. Any joint venture we enter into would involve many of the same risks posed by acquisitions, particularly the following: risks associated with the diversion of resources; the inability to generate sufficient revenue; the management of relationships with third parties; and potential additional expenses.

**Our business may require additional capital**. We may require additional capital to finance our growth or to fund acquisitions or investments in complementary businesses, technologies or product lines. Our capital requirements may be impacted by many factors, including: demand for our products; the timing of and extent to which we invest in new technology; the timing of and extent to which we acquire other companies; the level and timing of revenue; the expenses of sales and marketing and new product development; the success and related expense of increasing our brand awareness; the cost of facilities to accommodate a growing workforce; the extent to which competitors are successful in developing new products and increasing their market share; and the costs involved in maintaining and enforcing intellectual property rights.

To the extent that our resources are insufficient to fund our future activities, we may need to raise additional funds through public or private financing. However, additional funding, if needed, may not be available on terms attractive to us, or at all. In addition, since we have historically financed our growth through cash flow from operations and available cash, our relative inexperience in accessing the credit or capital markets may impair our ability to do so if the need arises. Our inability to raise capital when needed could have a material adverse effect on our business, results of operations, cash flow and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our company held by our current shareholders would be diluted.

**Our stock price has been highly volatile**. The trading price of our common stock has fluctuated significantly since our initial public offering in April 1998. In addition, the trading price of our common stock could be subject to wide fluctuations in response to various factors, including: global macro-economic contraction impacting demand for supply chain solutions; quarterly variations in operating results; announcements of technological innovations or new products by us or our competitors; developments with respect to patents or proprietary rights; changes in financial estimates by securities analysts; and mergers, acquisitions, and combinations involving our competitors or us.

During 2012, we repurchased approximately $99.7 million of Manhattan Associates' outstanding common stock under the share repurchase program approved by our Board of Directors throughout the year. In January 2013, our Board of Directors approved raising our remaining share repurchase authority to $50.0 million of Manhattan Associates outstanding common stock.

In addition, the stock market has recently experienced volatility that has particularly affected the market prices of equity securities of many technology companies. The volatility often has been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

**Our articles of incorporation and bylaws and Georgia law may inhibit a takeover of our company.** Our basic corporate documents and Georgia law contain provisions that might enable our management to resist a takeover of our company. These provisions might discourage, delay, or prevent a change in the control of our company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. The existence of these provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

### Item 1B. *Unresolved Staff Comments*

As of December 31, 2012, we do not have any unresolved SEC staff comments.

### Item 2. *Properties*

Our principal administrative, sales, marketing, support, and research and development facility is located in approximately 191,000 square feet of modern office space in Atlanta, Georgia. Substantially all of this space is leased to us through September 30, 2018. We have additional offices under multi-year agreements in Indiana. We also occupy facilities outside of the United States under multi-year agreements in the United Kingdom, the Netherlands, France, China, Singapore, India, and Australia. We also occupy offices under short-term agreements in other geographical regions. We believe our office space is adequate to meet our immediate needs; however, we may expand into additional facilities in the future.

### Item 3. *Legal Proceedings*

From time to time, we may be a party to legal proceedings arising in the ordinary course of business, and we could be a party to legal proceedings not in the ordinary course of business. The Company is not currently a party to any legal proceeding the result of which it believes could have a material adverse impact upon its business, financial position, results of operations, or cash flows.

*Liability for our Software and Services*

Many of our installations involve products that are critical to the operations of our clients' businesses. Any failure in our products could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to contractually limit our liability for damages arising from product failures or negligent acts or omissions, there can be no assurance that the limitations of liability set forth in our contracts will be enforceable in all instances.

### Item 4. *Mine Safety Disclosures*

Not applicable.

## PART II

### Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities*

**Market for Common Stock**

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MANH". The following table sets forth the high and low closing sales prices of the common stock as reported by the Nasdaq Global Select Market for the periods indicated:

| Fiscal Period | High Price | Low Price |
|---|---|---|
| **2012** | | |
| First Quarter | **$ 50.10** | **$ 39.77** |
| Second Quarter | **50.94** | **43.39** |
| Third Quarter | **58.54** | **41.49** |
| Fourth Quarter | **62.58** | **55.66** |
| **2011** | | |
| First Quarter | $ 32.74 | $ 29.23 |
| Second Quarter | 37.18 | 33.08 |
| Third Quarter | 37.97 | 31.37 |
| Fourth Quarter | 46.48 | 31.65 |

On February 15, 2013, the last reported sales price of our common stock on the Nasdaq Global Select Market was $69.42 per share. The number of shareholders of record of our common stock as of February 15, 2013 was approximately 20.

We do not intend to declare or pay cash dividends in the foreseeable future. Our management anticipates that all earnings and other cash resources, if any, will be retained for investment in our business.

**Equity Compensation Plan Information**

The following table provides information regarding our current equity compensation plans as of December 31, 2012:

| Plan Category | Number of securities to be issued upon exercise of outstanding options and rights | Weighted-average exercise price of outstanding options and rights | Number of securities remaining available for future issuance under equity compensation plans |
|---|---|---|---|
| Equity compensation plans approved by security holders | 968,949 | $22.13 | 3,533,966 |
| Equity compensation plans not approved by security holders | - | - | - |
| Total | 968,949 | $22.13 | 3,533,966 |

Additional information regarding our equity compensation plans can be found in Note 2 of the Notes to our Consolidated Financial Statements.

**Purchase of Equity Securities**

The following table provides information regarding our common stock repurchases under our publicly-announced share repurchase program and shares withheld for taxes due upon vesting of restricted stock for the quarter ended December 31, 2012. All repurchases related to the share repurchase program were made on the open market.

| Period | Total Number of Shares Purchased [a] | Average Price Paid per Share [b] | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 - October 31, 2012 | 217,047 | $61.13 | 213,865 | $ 36,925,385 |
| November 1 - November 30, 2012 | 215,797 | $58.40 | 215,732 | 24,326,628 |
| December 1 - December 31, 2012 | 97,838 | $57.20 | 97,026 | 18,776,868 |
| Total | 530,682 | $59.29 | 526,623 | |

(a) Includes 3,182 shares, 65 shares, and 812 shares withheld for taxes due upon vesting of restricted stock during October, November, and December, respectively.

(b) The average price paid per share for shares withheld for taxes due upon vesting of restricted stock was $60.50, $61.44, and $57.19 in October, November, and December, respectively.

During the year ended December 31, 2012, we repurchased a total of 1,944,828 shares at an average price per share of $51.26 under our publicly-announced share repurchase program. In January 2013, our Board of Directors approved raising our remaining share repurchase authority to $50.0 million of Manhattan Associates outstanding common stock.

**Item 6.** ***Selected Financial Data***

You should read the following selected consolidated financial data in conjunction with our Consolidated Financial Statements and related Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. The statement of income data for the years ended December 31, 2012, 2011, and 2010, and the balance sheet data as of December 31, 2012 and 2011, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Form 10-K. The statement of income data for the years ended December 31, 2009 and 2008 and the balance sheet data as of December 31, 2010, 2009, and 2008 are derived from audited financial statements not included herein. Historical results are not necessarily indicative of results to be expected in the future.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 |
| | (in thousands, except per share data) | | | | |
| **Statement of Income Data:** | | | | | |
| Software license | $ 65,313 | $ 34,686 | $ 54,450 | $ 54,241 | **$ 61,494** |
| Total revenue | $ 337,201 | $ 246,667 | $ 297,117 | $ 329,253 | **$ 376,248** |
| Operating income | $ 25,963 | $ 21,142 | $ 41,927 | $ 61,363 | **$ 80,073** |
| Net income | $ 22,798 | $ 16,562 | $ 28,061 | $ 44,907 | **$ 51,853** |
| Earnings per diluted share | $ 0.94 | $ 0.73 | $ 1.25 | $ 2.09 | **$ 2.56** |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 |
| | (in thousands) | | | | |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and investments | $ 88,706 | $ 123,014 | $ 126,869 | $ 99,114 | **$ 103,047** |
| Total assets | $ 270,221 | $ 264,711 | $ 280,464 | $ 259,600 | **$ 261,813** |
| Debt | $ - | $ - | $ - | $ - | **$ -** |
| Shareholders' equity | $ 179,839 | $ 183,365 | $ 183,800 | $ 162,080 | **$ 161,509** |

**Item 7.** ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

*All statements, trend analyses, and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins, and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," and "intend" and other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, including those discussed under the caption "Risk Factors" in Item 1A of this Form 10-K, and our actual results of operations may differ materially from those contained in the forward-looking statements.*

**Business Overview**

We are a leading developer and implementer of supply chain software solutions that help organizations optimize their supply chain operations from planning through execution. Our platform-based supply chain software solution portfolios – Manhattan SCOPE® and Manhattan SCALE™ – are designed to deliver both business agility and total cost of ownership advantages to customers. Manhattan SCOPE (Supply Chain Optimization, Planning through Execution) leverages our Supply Chain Process Platform (SCPP) to unify the full breadth of the supply chain, while Manhattan SCALE (Supply Chain Architected for Logistics Execution) leverages Microsoft's .NET® platform to unify logistics functions.

Early in the Company's history, our offerings were heavily focused on warehouse management solutions. As the Company grew in size and scope, our offerings expanded across the entire supply chain, while still maintaining a significant presence in, and a relatively strong concentration of revenues from warehouse management solutions, which is a component of our distribution management solution suite. Over time, as our non-warehouse management solutions have proliferated and increased in capability, the Company's revenue concentration in its warehouse management solutions has correspondingly decreased.

Our business model is singularly focused on the development and implementation of complex supply chain software solutions that are designed to optimize supply chain effectiveness and efficiency for our customers. We have three principal sources of revenue:

- licenses of our supply chain software;
- professional services, including solutions planning and implementation, related consulting, customer training, and customer support services and software enhancements (collectively, "services"); and
- hardware sales and other revenue.

In 2012, we generated $376.2 million in total revenue, with a revenue mix of: license revenue 16%; services revenue 76%; and hardware and other revenue 8%.

We manage our business based on three geographic regions: North America and Latin America (Americas), Europe, Middle East, and Africa (EMEA), and Asia Pacific (APAC). Geographic revenue is based on the location of the sale. Our international revenue was approximately $104.4 million, $90.7 million, and $80.7 million for the years ended December 31, 2012, 2011, and 2010, respectively, which represents approximately 28%, 28%, and 27% of our total revenue for the years ended December 31, 2012, 2011, and 2010, respectively. International revenue includes all revenue derived from sales to customers outside the United States. At December 31, 2012, we employed approximately 2,400 employees worldwide, of which 1,130 employees are based in the Americas, 170 employees in EMEA, and 1,100 employees in APAC (including India). We have offices in Australia, China, France, India, Japan, the Netherlands, Singapore, and the United Kingdom, as well as representatives in Mexico and reseller partnerships in Latin America, Eastern Europe, the Middle East, South Africa, and Asia.

***Global Economic Trends and Industry Factors***

Global macro economic trends, technology spending, and supply chain management market growth are important barometers for our business. In 2012, approximately 72% of our total revenue was generated in the United States, 12% in EMEA, and the balance in APAC, Canada, and Latin America. In addition, Gartner Inc., an information technology research and advisory company, estimates that nearly 80% of every supply chain software solutions dollar invested is spent in the United States (50%) and Western Europe (28%); consequently, the health of the U.S. and the Western European economies has a meaningful impact on our financial results.

We sell technology-based solutions with total pricing, including software and services, in many cases exceeding $1.0 million. Our software often is a part of our customers' and prospects' much larger capital commitment associated with facilities expansion and business improvement. We believe that, given the lingering uncertainty in the global macro environment, the current sales cycles for large license sales of $1.0 million or greater in our target markets have been extended. The current business climate within the United States and geographic regions in which we operate continues to affect customers' and prospects' decisions regarding timing of strategic capital expenditures. Delays with respect to such decisions can have a material adverse impact on our business, and may further intensify competition in our already highly competitive markets.

In January 2013, the International Monetary Fund (IMF) provided a World Economic Outlook (WEO) update lowering its previous 2013 world economic growth forecast from October 2012 by 10 basis points projecting 3.5 percent growth in 2013 versus 3.2 percent growth in 2012. The WEO noted that Europe and Japan are in recession, and the United States continues to struggle with fiscal policy, including the debt ceiling, tax policy, and entitlement programs. The update stated that "[g]lobal growth is projected to increase during 2013, as the factors underlying soft global activity are expected to subside. However, this upturn is projected to be more gradual than in the October 2012 WEO projections." Further the update stated that "[g]lobal financial conditions improved further in the fourth quarter of 2012. However, a broad set of indicators for global industrial production and trade suggests that global growth did not strengthen further." The WEO projected that advanced economies, which represent our primary revenue markets, would grow at about 1.4 percent in 2013 and 2.2 percent in 2014, while the emerging and developing economies would continue to grow at about 5.5 percent in 2013 and 5.9 percent in 2014.

During 2012 and 2011, the overall trend has been an increase in large license sales for the Company, with recognized $1.0 million or larger software license sales totaling twelve and thirteen for 2012 and 2011, respectively, up from nine in 2010. However, the number of large license sales has been inconsistent from quarter to quarter, reflecting what we believe to be ongoing macroeconomic uncertainty in the United States and Western Europe. While we are encouraged by our 2012 and 2011 results, we, along with many of our customers, still remain cautious regarding the pace of global economic recovery. With global GDP growth continuing to be well below pre-2008 levels, we believe global economic volatility likely will continue to shape customers' and prospects' buying decisions, making it more difficult to forecast sales cycles for our products and the timing of large software license sales.

***<u>Revenue</u>***

***License revenue:*** License revenue, a leading indicator of our business, is primarily derived from software license fees that customers pay for supply chain solutions. In 2012, license revenue totaled $61.5 million, or 16% of total revenue, with gross margins of 87.3%. For the year ended December 31, 2012, Americas, EMEA, and APAC recognized $50.0 million, $9.6 million, and $1.9 million in license revenue, respectively. Our typical license revenue percentage mix of new to existing customers historically has approximated 50/50. However, for the year ended December 31, 2012, the majority of license revenue was generated from existing customers, largely influenced by two large deals signed during the third quarter ended September 30, 2012, resulting in the percentage mix of new to existing customers of approximately 30/70. We believe our current mix of new customer to existing customer license sales will fluctuate with continuing global macroeconomic uncertainty; however, the mix should return to historically normal levels in improved global economic conditions.

License revenue growth is influenced by the strength of general economic and business conditions and the competitive position of our software products. Our license revenue generally has long sales cycles of which the timing of the closing of a few large license transactions can have a material impact on our license revenues, operating profit, operating margins and earnings per share. For example, $1.0 million of license revenue in 2012 equates to approximately three cents of diluted earnings per share impact.

Our software solutions are singularly focused on the supply chain planning and execution markets, which are intensely competitive and characterized by rapid technological change. We are a market leader in the supply chain management software solutions market as defined by industry analysts such as ARC Advisory Group and Gartner. Our goal is to extend our position as a leading global supply chain solutions provider by growing our license revenues faster than our competitors through investment in innovation. We expect to continue to face increased competition from Enterprise Resource Planning (ERP) and Supply Chain Management application vendors and business application software vendors that may broaden their solution offerings by internally developing, or by acquiring or partnering with independent developers of supply chain planning and execution software. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share.

***Services revenue:*** Our services business consists of professional services (consulting and customer training) and customer support services and software enhancements ("CSSE"). In 2012, our services revenue totaled $283.9 million, or 76% of total revenue, with gross margins of 54.7%. The Americas, EMEA, and APAC recognized $228.7 million, $36.2 million, and $19.0 million, respectively, in services revenue for the year ended December 31, 2012. Professional services accounted for approximately 65% of total services revenue and approximately 50% of total revenue in 2012. Our consolidated operating margin profile may be lower than those of various other technology companies due to our large services revenue mix as a percentage of total revenue. While we believe our services margins are very strong, they do lower our overall operating margin profile as services margins are inherently lower than license revenue margins.

At December 31, 2012, our professional services organization totaled approximately 1,425 employees, accounting for 60% of our total employees worldwide. Our professional services organization provides our customers with expertise and assistance in planning and implementing our solutions. To ensure a successful product implementation, consultants assist customers with the initial installation of a system, the conversion and transfer of the customer's historical data onto our system, and ongoing training, education, and system upgrades. We believe our professional services enable customers to implement our software rapidly, ensure the customer's success with our solution, strengthen our customer relationships, and add to our industry-specific knowledge base for use in future implementations and product innovations.

Although our professional services are optional, the majority of our customers use at least some portion of these services for their planning, implementation, or related needs. Professional services are typically rendered under time and materials-based contracts with services typically billed on an hourly basis. Professional services are sometimes rendered under fixed-fee based contracts with payments due on specific dates or milestones.

Typically, our professional services lag license revenue by several quarters, as implementation services and related consulting are performed after the purchase of the software. Services revenue growth is contingent upon license revenue growth and customer upgrade cycles, which is influenced by the strength of general economic and business conditions and the competitive position of our software products. In addition, our professional services business has competitive exposure to offshore providers and other consulting companies. All of these factors potentially create the risk of pricing pressure, fewer customer orders, reduced gross margins, and loss of market share.

For CSSE, we offer a comprehensive 24 hours per day, 365 days per year program that provides our customers with software upgrades, when and if available, which include additional or improved functionality and technological advances incorporating emerging supply chain and industry initiatives. Our CSSE revenues totaled $98.6 million in 2012, representing approximately 35% of services revenue and approximately 25% of total revenue, respectively. The growth of CSSE revenues is influenced by: (1) new license revenue growth; (2) annual renewal of support contracts; (3) increase in customers through acquisitions; and (4) fluctuations in currency rates. Substantially all of our customers renew their annual support contracts. Over the last three years, our annual revenue renewal rate of customers subscribing to comprehensive support and enhancements has been greater than 90%. CSSE revenue is generally paid in advance and recognized ratably over the term of the agreement, typically twelve months. CSSE renewal revenue is not recognized unless payment is received from the customer.

***Hardware and other revenue:*** Our hardware and other revenue totaled $30.9 million in 2012 representing 8% of total revenue with gross margins of 18.4%. During 2012, Americas, EMEA, and APAC were responsible for $28.9 million, $1.4 million, and $0.6 million, respectively, in hardware and other revenue. In conjunction with the licensing of our software, and as a convenience for our customers, we resell a variety of hardware products developed and manufactured by third parties. These products include computer hardware, radio frequency terminal networks, RFID chip readers, bar code printers and scanners, and other peripherals. We resell all third-party hardware products and related maintenance pursuant to agreements with manufacturers or through distributor-authorized reseller agreements pursuant to which we are entitled to purchase hardware products and services at discount prices. We generally purchase hardware from our vendors only after receiving an order from a customer. As a result, we generally do not maintain hardware inventory.

Other revenue represents amounts associated with reimbursements from customers for out-of-pocket expenses. The total amount of expense reimbursement recorded to hardware and other revenue was $12.6 million, $10.4 million, and $9.0 million for 2012, 2011, and 2010, respectively.

***Product Development***

We continue to invest significantly in research and development (R&D), which historically has averaged about 14 cents of every revenue dollar, excluding hardware and other revenue, to provide leading solutions that help global manufacturers, wholesalers, distributors, retailers, and logistics providers successfully manage accelerating and fluctuating demands as well as the increasing complexity and volatility of their local and global supply chains. Our research and development expenses for the years ended December 31, 2012, 2011, and 2010 were $44.7 million, $42.4 million, and $40.5 million, respectively. At December 31, 2012, our R&D organization totaled approximately 650 employees, located in the U.S. and India.

We expect to continue to focus our R&D resources on the development and enhancement of supply chain software solutions. We offer what we believe to be the broadest solution portfolio in the supply chain solutions marketplace, to address all aspects of planning and forecasting, inventory optimization, order lifecycle management, transportation lifecycle management, and distribution management.

We also plan to continue to enhance our existing solutions and to introduce new solutions to address evolving industry standards and market needs. We identify opportunities to further enhance our solutions and to develop and provide new solutions through our customer support organization, as well as through ongoing customer consulting engagements and implementations, interactions with our user groups, association with leading industry analysts and market research firms, and participation on industry standards and research committees. Our solutions address the needs of customers in various vertical markets, including retail, consumer goods, food and grocery, logistics service providers, industrial and wholesale, high technology and electronics, life sciences, and government.

***Cash Flow and Financial Condition***

For 2012, we generated cash flow from operating activities of $75.3 million and have generated a cumulative total of $181.1 million for the three years ended December 31, 2012. Our cash and investments at December 31, 2012 totaled $103.0 million, with no debt on our balance sheet. We currently have no credit facilities. During the past three years, our primary uses of cash have been funding investment in R&D and operations to drive earnings growth and repurchases of common stock.

During 2012, we repurchased approximately $99.7 million of Manhattan Associates' outstanding common stock under the share repurchase program approved by our Board of Directors throughout the year. In January 2013, our Board of Directors approved raising our remaining share repurchase authority to $50.0 million.

In 2013, we anticipate that our priorities for use of cash will be in developing sales and services resources and continued investment in product development to drive and support profitable growth and extend our market leadership. We will continue to evaluate acquisition opportunities that are complementary to our product footprint and technology direction. We will also continue to weigh our share repurchase options against cash for acquisitions and investing in the business. We do not anticipate any borrowing requirements in 2013 for general corporate purposes.

## Application of Critical Accounting Policies and Estimates

The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. We believe that estimates, judgments, and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments, and assumptions are made. To the extent there are material differences between those estimates, judgments, or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments, and assumptions are: Revenue Recognition, Allowance for Doubtful Accounts, Valuation of Goodwill, Accounting for Income Taxes, and Stock-based Compensation.

*Revenue Recognition*

The Company's revenue consists of fees from the licensing and hosting of software (collectively included in "Software license" revenue in the Consolidated Statements of Income), fees from implementation and training services (collectively, "professional services") and customer support services and software enhancements (collectively included in "Services" revenue in the Consolidated Statements of Income), and sales of hardware and other revenue, which consists of reimbursements of out-of-pocket expenses incurred in connection with our professional services (collectively included in "Hardware and other" revenue in the Consolidated Statements of Income). All revenue is recognized net of any related sales taxes.

The Company recognizes license revenue when the following criteria are met: (1) a signed contract is obtained covering all elements of the arrangement, (2) delivery of the product has occurred, (3) the license fee is fixed or determinable, and (4) collection is probable. Revenue recognition for software with multiple-element arrangements requires recognition of revenue using the "residual method" when (a) there is vendor-specific objective evidence (VSOE) of the fair values of all undelivered elements in a multiple-element arrangement that is not accounted for using long-term contract accounting, (b) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (c) all other applicable revenue-recognition criteria for software revenue recognition, are satisfied. For those contracts that contain significant customization or modifications, license revenue is recognized using contract accounting.

The Company allocates revenue to customer support services and software enhancements and any other undelivered elements of the arrangement based on VSOE of fair value of each element and such amounts are deferred until the applicable delivery criteria and other revenue recognition criteria have been met. The balance of the revenue, net of any discounts inherent in the arrangement, is recognized at the outset of the arrangement using the residual method as the product licenses are delivered. If the Company cannot objectively determine the fair value of each undelivered element based on the VSOE of fair value, the Company defers revenue recognition until all elements are delivered, all services have been performed, or until fair value can be objectively determined. The Company must apply judgment in determining all elements of the arrangement and in determining the VSOE of fair value for each element, considering the price charged for each product on a stand-alone basis or applicable renewal rates. For arrangements that include future software functionality deliverables, the Company accounts for these deliverables as a separate element of the arrangement. Because the Company does not sell these deliverables on a standalone basis, the Company is not able to establish VSOE of fair value of these deliverables. As a result, the Company defers all revenue under the arrangement until the future functionality has been delivered to the customer.

Payment terms for the Company's software licenses vary. Each contract is evaluated individually to determine whether the fees in the contract are fixed or determinable and whether collectibility is probable. Judgment is required in assessing the probability of collection, which is generally based on evaluation of customer-specific information, historical collection experience, and economic market conditions. If market conditions decline, or if the financial conditions of customers deteriorate, the Company may be unable to determine that collectibility is probable, and the Company could be required to defer the recognition of revenue until the Company receives customer payments. The Company has an established history of collecting under the terms of its software license contracts without providing refunds or concessions to its customers. Therefore, the Company has determined that the presence of payment terms that extend beyond contract execution in a particular contract do not preclude the conclusion that the fees in the contract are fixed or determinable. Although infrequent, when payment terms in a contract extend beyond twelve months, the Company has determined that such fees are not fixed or determinable and recognizes revenue as payments become due provided that all other conditions for revenue recognition have been met.

The Company's services revenue consists of fees generated from professional services and customer support and software enhancements related to the Company's software products. Professional services include system planning, design, configuration, testing, and other software implementation support and are not typically essential to the functionality of our software. Fees from professional services performed by the Company are separately priced and are generally billed on an hourly basis, and revenue is recognized as the services are performed. In certain situations, professional services are rendered under agreements in which billings are limited to contractual maximums or based upon a fixed-fee for portions of or all of the engagement. Revenue related to fixed-fee based contracts is recognized on a proportional performance basis based on the hours incurred on discrete projects within an overall services arrangement. The Company has determined that output measures, or services delivered, approximate the input measures associated with fixed-fee services arrangements. Project losses are provided for in their entirety in the period in which they become known. Revenue related to customer support services and software enhancements is generally paid in advance and recognized ratably over the term of the agreement, typically twelve months.

Hardware and other revenue is generated from the resale of a variety of hardware products, developed and manufactured by third parties, that are integrated with and complementary to the Company's software solutions. As part of a complete solution, the Company's customers periodically purchase hardware from the Company for use with the software licenses purchased from the Company. These products include computer hardware, radio frequency terminal networks, RFID chip readers, bar code printers and scanners, and other peripherals. Hardware revenue is recognized upon shipment to the customer when title passes. The Company generally purchases hardware from the Company's vendors only after receiving an order from a customer. As a result, the Company generally does not maintain hardware inventory.

In accordance with the other presentation matters within the Revenue Recognition Topic of the Financial Accounting Standards Board's (FASB) Accounting Standards Codification, the Company recognizes amounts associated with reimbursements from customers for out-of-pocket expenses as revenue. Such amounts have been included in "Hardware and other" revenue in the Consolidated Statements of Income. The total amount of expense reimbursement recorded to revenue was $12.6 million, $10.4 million, and $9.0 million for 2012, 2011, and 2010, respectively.

*Allowance for Doubtful Accounts*

We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. Additions to the allowance for doubtful accounts generally represent a sales allowance on services revenue, which are recorded to operations as a reduction to services revenue. While such losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same loss rates that we have in the past.

*Valuation of Goodwill*

In accordance with the Intangibles - Goodwill and Other Topic of the FASB Accounting Standards Codification, we do not amortize goodwill and other intangible assets with indefinite lives. Our goodwill is subject to an annual impairment test, which requires us to estimate the fair value of our business compared to the carrying value. The impairment reviews require an analysis of future projections and assumptions about our operating performance. Should such review indicate the assets are impaired, we would record an expense for the impaired assets.

Annual tests or other future events could cause us to conclude that impairment indicators exist and that our goodwill is impaired. For example, if we had reason to believe that our recorded goodwill had become impaired due to decreases in the fair market value of the underlying business, we would have to record a charge to income for that portion of goodwill that we believed was impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations. At December 31, 2012, our goodwill balance was $62.3 million.

*Accounting for Income Taxes*

We provide for the effect of income taxes on our financial position and results of operations in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification. Under this accounting pronouncement, income tax expense is recognized for the amount of income taxes payable or refundable for the current year and for the change in net deferred tax assets or liabilities resulting from events that are recorded for financial reporting purposes in a different reporting period than recorded in the tax return. Management must make significant assumptions, judgments, and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax asset.

Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, allowable deductions, projected tax credits, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, we recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is greater than 50 percent likely to be realized. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our financial position and results of operations. Our assumptions, judgments, and estimates relative to the value of our net deferred tax asset take into account predictions of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments, and estimates of recoverable net deferred taxes inaccurate, thus materially impacting our financial position and results of operations.

*Equity-Based Compensation*

In January 2012, in order to simplify equity grant administration, we changed our practice of granting restricted stock in favor of granting restricted stock *units*, or RSUs, which convert to our common stock upon vesting. There is no material difference between the grant of restricted stock and the grant of RSUs to either us or the recipients receiving the grants; however, in contrast to the granting of restricted stock, no stock will actually be issued under the granting of RSUs until the units vest. We do not currently grant stock options.

In January 2010 our Compensation Committee approved certain changes to our historical equity incentive grant practices, with the objective to optimize the Company's performance and retention strength while managing program share usage to improve long-term equity overhang. The change eliminated stock option awards in favor of 100% restricted stock grants, which for the 2011 and 2010 awards contain vesting provisions that are 50% service-based and 50% performance-based. The 2011 and 2010 awards have a four year vesting period, with the performance portion tied to their respective year revenue and adjusted earnings per share targets.

For our historical stock option grants, we estimated the fair value on the date of grant using the Black-Scholes option pricing model. We based our estimate of fair value on certain assumptions, including the expected term of the option, the expected volatility of the price of the underlying share for the expected term of the option, the expected dividends on the underlying share for the expected term, and the risk-free interest rate for the expected term of the option. We based our expected volatilities on a combination of the historical volatility of our stock and the implied volatility of publicly traded options (issued by third party) for our common stock. Due to the limited trading volume of publicly traded options for our common stock, we placed a greater emphasis on historical volatility of our common stock. We also used historical data to estimate the term that options are expected to be outstanding. We based the risk-free interest rate on the rate for U.S. Treasury zero-coupon issues with a term approximating the expected term.

We recognize compensation cost for service-based awards with graded vesting on a straight-line basis over the entire vesting period, with the amount of compensation cost recognized at any date at least equal to the portion of the grant-date value of the award that is vested at that date. For our performance-based restricted stock awards with graded vesting, we recognize compensation cost on an accelerated basis applying straight-line expensing for each separately vesting portion of each award. Compensation cost recognized in any period is impacted by the number of stock-based awards granted, the vesting period of the awards (which generally is four years), the estimated forfeiture rate, and the probable outcome of any performance conditions.

**Accounting Charges**

*Recovery of previously impaired investment.* In the quarter ended September 30, 2008, we recorded an impairment charge of $3.5 million on an investment in an auction rate security. We reduced the carrying value to zero due to credit downgrades of the underlying issuer and the bond insurer as well as increasing publicly reported exposure to bankruptcy risk by the issuer. In the quarter ended September 30, 2011, we were able to sell the auction rate security recovering 72%, or $2.5 million, of our original investment.

**Full Year 2012 Financial Summary**

- Diluted earnings per share for the twelve months ended December 31, 2012 was $2.56, compared to $2.09 for the twelve months ended December 31, 2011. Results for the twelve months ended December 31, 2011 include a positive impact of $0.12 per share for the recovery of an auction rate security investment, which had been impaired in a prior period, and a $2.0 million tax benefit, or $0.09 per share, resulting from the reduction of a valuation allowance associated with a change in India tax law. The change eliminates the tax holiday for India companies under the Software Technology Park of India (STPI) tax plan;

- Consolidated revenue for the twelve months ended December 31, 2012 was $376.2 million, compared to $329.3 million for the twelve months ended December 31, 2011. License revenue was $61.5 million for the twelve months ended December 31, 2012, compared to $54.2 million for the twelve months ended December 31, 2011;

- Operating income was $80.1 million for the twelve months ended December 31, 2012, compared to $61.4 million for the twelve months ended December 31, 2011. Results for the twelve months ended December 31, 2011 included a $2.5 million recovery of a previously impaired auction rate security investment;

- Operating margins for 2012 were 21.3%, up 270 basis points compared to operating margins of 18.6% in 2011;

- Cash flow from operations totaled $75.3 million for the full year 2012 compared to $55.8 million in 2011;

- Cash and investments on hand at December 31, 2012 was $103.0 million compared to $99.1 million at December 31, 2011;

- During the twelve months ended December 31, 2012, the Company repurchased approximately 2.0 million shares of Manhattan Associates common stock under the share repurchase program authorized by the Board of Directors, for a total investment of $99.7 million; and

- In January 2013, the Board of Directors approved raising the Company's remaining share repurchase authority to $50.0 million of Manhattan Associates' outstanding common stock.

**Results of Operations**

The following table summarizes selected Statement of Income data for the years ended December 31, 2012, 2011, and 2010.

| | Year Ended December 31, | | | % Change vs. Prior Year | |
|---|---|---|---|---|---|
| | **2012** | **2011** | **2010** | **2012** | **2011** |
| | | (in thousands) | | | |
| **Revenue:** | | | | | |
| Software license | $ **61,494** | $ 54,241 | $ 54,450 | **13%** | 0% |
| Services | **283,872** | 244,058 | 213,750 | **16%** | 14% |
| Hardware and other | **30,882** | 30,954 | 28,917 | **0%** | 7% |
| Total revenue | **376,248** | 329,253 | 297,117 | **14%** | 11% |
| **Costs and expenses:** | | | | | |
| Cost of license | **7,838** | 6,806 | 6,172 | **15%** | 10% |
| Cost of services | **128,686** | 107,510 | 98,776 | **20%** | 9% |
| Cost of hardware and other | **25,213** | 24,785 | 23,844 | **2%** | 4% |
| Research and development | **44,704** | 42,372 | 40,508 | **6%** | 5% |
| Sales and marketing | **45,622** | 43,944 | 42,702 | **4%** | 3% |
| General and administrative | **38,474** | 37,708 | 34,027 | **2%** | 11% |
| Depreciation and amortization | **5,638** | 7,284 | 9,161 | **-23%** | -20% |
| Recovery of previously impaired investment (1) | - | (2,519) | - | **N/A** | N/A |
| Total costs and expenses | **296,175** | 267,890 | 255,190 | **11%** | 5% |
| Income from operations | $ **80,073** | $ 61,363 | $ 41,927 | **30%** | 46% |
| Operating margin | **21.3%** | 18.6% | 14.1% | | |

(1) Amount represents recovery of an auction rate security investment which had been impaired in a prior period.

We manage our business based on three geographic regions: the Americas, EMEA, and APAC. Geographic revenue information is based on the location of sale. The revenues represented below are from external customers only. The geographical-based expenses include costs of personnel, direct sales, and marketing expenses, and general and administrative costs to support the business. There are certain corporate expenses included in the Americas region that are not charged to the other segments including research and development, certain marketing and general and administrative costs that support the global organization, and the amortization of acquired developed technology. Included in the Americas costs are all research and development costs, including the costs associated with the Company's India operations. During 2012, 2011, and 2010, we derived the majority of our revenues from sales to customers within our Americas region. The following table summarizes revenue and operating profit by region:

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | | | | % Change vs. Prior Year | |
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| **Revenue:** | (in thousands) | | | | |
| **Software license** | | | | | |
| Americas | **$ 50,036** | $ 45,506 | $ 44,254 | **10%** | 3% |
| EMEA | **9,569** | 6,362 | 4,972 | **50%** | 28% |
| APAC | **1,889** | 2,373 | 5,224 | **-20%** | -55% |
| Total license | **$ 61,494** | $ 54,241 | $ 54,450 | **13%** | 0% |
| **Services** | | | | | |
| Americas | **$ 228,673** | $ 198,041 | $ 176,912 | **15%** | 12% |
| EMEA | **36,167** | 30,824 | 26,269 | **17%** | 17% |
| APAC | **19,032** | 15,193 | 10,569 | **25%** | 44% |
| Total services | **$ 283,872** | $ 244,058 | $ 213,750 | **16%** | 14% |
| **Hardware and Other** | | | | | |
| Americas | **$ 28,883** | $ 29,312 | $ 27,784 | **-1%** | 5% |
| EMEA | **1,402** | 1,109 | 925 | **26%** | 20% |
| APAC | **597** | 533 | 208 | **12%** | 156% |
| Total hardware and other | **$ 30,882** | $ 30,954 | $ 28,917 | **0%** | 7% |
| **Total Revenue** | | | | | |
| Americas | **$ 307,592** | $ 272,859 | $ 248,950 | **13%** | 10% |
| EMEA | **47,138** | 38,295 | 32,166 | **23%** | 19% |
| APAC | **21,518** | 18,099 | 16,001 | **19%** | 13% |
| Total revenue | **$ 376,248** | $ 329,253 | $ 297,117 | **14%** | 11% |
| **Operating income:** | | | | | |
| Americas | **$ 65,517** | $ 53,550 | $ 35,868 | **22%** | 49% |
| EMEA | **9,725** | 5,239 | 3,685 | **86%** | 42% |
| APAC | **4,831** | 2,574 | 2,374 | **88%** | 8% |
| Total operating income | **$ 80,073** | $ 61,363 | $ 41,927 | **30%** | 46% |

The results of our operations for the years ended December 31, 2012, 2011, and 2010 are discussed below.

**Revenue**

Our revenue consists of fees generated from the licensing and hosting of software; fees from professional services, customer support services and software enhancements; hardware sales of complementary radio frequency and computer equipment; and other revenue representing amounts associated with reimbursements from customers for out-of-pocket expenses.

| | Year Ended December, 31 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | % Change vs. Prior Year | | % of Total Revenue | | |
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2012 | 2011 | 2010 |
| | (in thousands) | | | | | | | |
| Software license | **$ 61,494** | $ 54,241 | $ 54,450 | **13%** | 0% | **16%** | 17% | 18% |
| Services | **283,872** | 244,058 | 213,750 | **16%** | 14% | **76%** | 74% | 72% |
| Hardware and other | **30,882** | 30,954 | 28,917 | **0%** | 7% | **8%** | 9% | 10% |
| Total revenue | **$376,248** | $ 329,253 | $ 297,117 | **14%** | 11% | **100%** | 100% | 100% |

***License revenue***

*Year 2012 compared with year 2011*

License revenue increased $7.3 million, or 13%, to $61.5 million in 2012 compared to 2011. We completed twelve large deals and thirteen large deals greater than $1.0 million in 2012 and 2011, respectively. Our Americas and EMEA license revenue increased $4.5 million and $3.2 million, respectively, while APAC license revenue decreased $0.5 million over 2011.

The license sales percentage mix across our product suite in 2012 was approximately 65% warehouse management solutions and 35% non-warehouse management solutions. Our warehouse management solutions increased $6.5 million, or 19%, in 2012 compared to 2011 and non-warehouse management solutions increased $0.7 million, or 4%, in 2012 over 2011.

*Year 2011 compared with year 2010*

License revenue decreased slightly to $54.2 million in 2011 compared to $54.5 million in 2010. Our APAC license revenue decreased $2.9 million in 2011 compared to 2010 partially offset by an increase in Americas and EMEA license revenue of $1.3 million and $1.4 million, respectively, in the same period.

The license sales percentage mix across our product suite in 2011 was approximately 60% warehouse management solutions and 40% non-warehouse management solutions. Our warehouse management solutions increased $2.6 million, or 8%, in 2011 compared to 2010, and non-warehouse management solutions decreased $2.8 million, or 12%, in 2011 over 2010.

***Services revenue***

*Year 2012 compared with year 2011*

Services revenue increased $39.8 million, or 16%, in 2012 compared to 2011 due to a $28.4 million, or 18%, increase in professional services revenue and an $11.4 million, or 13%, increase in CSSE revenue. The Americas, EMEA, and APAC segments increased $30.6 million, $5.3 million, and $3.8 million, respectively, compared to 2011. The increase in services revenue is primarily due to customer-specific initiatives in conjunction with customer upgrade activity and size of license deals signed.

*Year 2011 compared with year 2010*

Services revenue increased $30.3 million, or 14%, in 2011 compared to 2010 due to a $24.9 million, or 19%, increase in professional services revenue and a $5.4 million, or 7%, increase in CSSE revenue. The Americas, EMEA, and APAC segments increased $21.1 million, $4.6 million, and $4.6 million, respectively, compared to 2010. The increase in services revenue is primarily due to customer-specific initiatives in conjunction with customer upgrade activity and large license deals signed.

***Hardware and other***

Sales of hardware decreased $2.3 million to $18.3 million in 2012 compared to $20.5 million in 2011. Sales of hardware increased slightly to $20.5 million in 2011 from $19.9 million in 2010. The majority of hardware sales are derived from our Americas segment. Sales of hardware are largely dependent upon customer-specific desires, which fluctuate. Other revenue represents reimbursements for professional service travel expenses that are required to be classified as revenue and are included in hardware and other revenue. Reimbursements by customers for out-of-pocket expenses were approximately $12.6 million, $10.4 million, and $9.0 million for 2012, 2011, and 2010, respectively.

**Cost of Revenue**

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | | | | % Change vs. Prior Year | |
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | (in thousands) | | | | |
| Cost of license | $ **7,838** | $ 6,806 | $ 6,172 | **15%** | 10% |
| Cost of services | **128,686** | 107,510 | 98,776 | **20%** | 9% |
| Cost of hardware and other | **25,213** | 24,785 | 23,844 | **2%** | 4% |
| Total cost of revenue | $ **161,737** | $ 139,101 | $ 128,792 | **16%** | 8% |

***Cost of License***

Cost of license consists of the costs associated with software reproduction; hosting services; media, packaging and delivery, documentation, and other related costs; and royalties on third-party software sold with or as part of our products. Cost of licenses increased $1.0 million, or 15%, in 2012 compared to 2011, primarily due to increase in sales of over the prior year. Cost of licenses increased $0.6 million, or 10%, in 2011 compared to 2010, primarily due to increased sales of third party software over the prior year.

***Cost of Services***

*Year 2012 compared with year 2011*

Cost of services consists primarily of salaries and other personnel-related expenses of employees dedicated to professional and technical services and customer support services. Cost of services increased $21.2 million, or 20%, in 2012 compared to 2011 principally due to a $14.3 million increase in employee-related costs such as salary, benefits, and payroll taxes resulting from an increase in the number of professional services personnel in 2012 to support demand and a $3.1 million increase in performance-based compensation expense.

Services gross margin decreased 120 basis points to 54.7% in 2012 from 55.9% in 2011. The decrease in services margin is primarily attributable to an increase in the hiring of professional services personnel to fulfill services demand.

*Year 2011 compared with year 2010*

Cost of services increased $8.7 million, or 9%, in 2011 compared to 2010 principally due to an $11.4 million increase in employee-related costs such as salary, benefits, and payroll taxes resulting from an increase in the number of professional services personnel in 2011 to support demand, partially offset by a $2.4 million decrease in performance-based compensation expense.

Services gross margin increased 210 basis points to 55.9% in 2011 from 53.8% in 2010. The increase in services margin is attributable to services revenue growth and higher than normal billable utilization from our services personnel.

***Cost of Hardware and other***

In 2012, cost of hardware decreased $1.6 million to $12.8 million from $14.4 million in 2011 as a direct result of a decrease in sales of hardware. Cost of hardware decreased slightly to $14.4 million in 2011 from $15.0 million in 2010. Cost of hardware and other includes professional services billed travel expenses reimbursed by customers of approximately $12.4 million, $10.4 million, and $8.8 million for 2012, 2011, and 2010, respectively. Changes in amounts of out-of-pocket expenses correlate to changes in amounts of services revenue.

## Operating Expenses

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | | | | % Change vs. Prior Year | |
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| | | (in thousands) | | | |
| Research and development | **$ 44,704** | $ 42,372 | $ 40,508 | **6%** | 5% |
| Sales and marketing | **45,622** | 43,944 | 42,702 | **4%** | 3% |
| General and administrative | **38,474** | 37,708 | 34,027 | **2%** | 11% |
| Depreciation and amortization | **5,638** | 7,284 | 9,161 | **-23%** | -20% |
| Recovery of previously impaired investment | **-** | (2,519) | - | **N/A** | N/A |
| Operating expenses | **$ 134,438** | $ 128,789 | $ 126,398 | **4%** | 2% |

***Research and Development***

Our principal research and development (R&D) activities during 2012, 2011, and 2010 focused on the expansion and integration of new products acquired and new product releases and expanding the product footprint of our supply chain optimization solutions called Supply Chain Optimization from Planning through Execution. The Manhattan SCOPE Platform provides not only a sophisticated service oriented, architecture based application framework, but a platform that facilitates the integration with Enterprise Resource Planning (ERP) and other supply chain solutions.

For the years ended December 31, 2012, 2011, and 2010, we did not capitalize any R&D costs because the costs incurred following the attainment of technological feasibility for the related software product through the date of general release were insignificant.

*Year 2012 compared with year 2011*

R&D expenses primarily consist of salaries and other personnel-related costs for personnel involved in our R&D activities. Consistent with prior years, we typically invest approximately 13% to 15% of total revenue, excluding hardware and other revenue, in R&D. R&D expenses increased $2.3 million, or 6%, to $44.7 million in 2012 compared to $42.4 million in 2011 primarily due to a $1.4 million increase in salary-related costs resulting from an increase in the number of R&D personnel to support our product development and a $1.1 million increase in performance-based compensation expense.

*Year 2011 compared with year 2010*

R&D expenses increased to $42.4 million in 2011 compared to $40.5 million in 2010 primarily due to a $1.9 million increase in salary-related costs resulting from an increase in the number of R&D personnel, partially offset by a $0.7 million decrease in performance-based compensation expense.

***Sales and Marketing***

*Year 2012 compared with year 2011*

Sales and marketing expenses include salaries, commissions, travel, and other personnel-related costs and the costs of our marketing and alliance programs and related activities. Sales and marketing expenses increased by $1.7 million, or 4%, in 2012 compared to 2011. The increase was mainly attributable to a $3.1 million increase in performance-based compensation partially offset by a decrease in travel expense of $1.1 million.

*Year 2011 compared with year 2010*

Sales and marketing expenses increased by $1.2 million, or 3%, in 2011 compared to 2010. The increase was mainly attributable to $1.1 million in compensation and employee-related expenses and $0.7 million in marketing programs, partially offset by a decrease in performance-based compensation expense of $0.5 million.

***General and Administrative***

*Year 2012 compared with year 2011*

General and administrative expenses consist primarily of salaries and other personnel-related costs of executive, financial, human resources, information technology, and administrative personnel, as well as facilities, legal, insurance, accounting, and other administrative expenses. General and administrative expenses increased $0.8 million, or 2%, in 2012 primarily attributable to an increase in compensation, employee-related expenses, and temporary contracted personnel of $1.8 million and an increase in performance-based compensation expense of $0.4 million partially offset by a $1.1 million decrease in equity-based compensation and a $0.7 million decrease in professional fees.

*Year 2011 compared with year 2010*

General and administrative expenses increased $3.7 million, or 11%, in 2011 primarily attributable to (i) an increase in compensation, employee-related expenses, and temporary contracted personnel of $1.6 million, (ii) an increase in professional fees of $1.1 million, and (iii) a 2010 non-recurring $1.2 million recovery of previously recorded state sales tax partially offset by a $1.0 million decrease in 2011 performance-based compensation expense.

***Depreciation and Amortization***

Depreciation expense amounted to $5.6 million, $6.1 million, and $6.9 million, during 2012, 2011, and 2010, respectively, and has decreased due to lower capital expenditures over the past several years. Amortization of intangibles was nearly nil in 2012, $1.2 million and $2.3 million in 2011 and 2010, respectively. We have recorded goodwill and other acquisition-related intangible assets as part of the purchase accounting associated with various acquisitions prior to 2006. The decreases in amortization expense in 2012 and 2011 of $1.2 million and $1.1 million, respectively, were associated with certain finite-lived intangible assets related to prior acquisitions, which are now fully amortized.

***Recovery of previously impaired investment***

In September 2008, we recorded an impairment charge of $3.5 million on an investment in an auction rate security. We reduced the carrying value to zero due to credit downgrades of the underlying issuer and the bond insurer as well as increasing publicly reported exposure to bankruptcy risk by the issuer.

In the quarter ended September 30, 2011, we were able to sell the auction rate security, recovering 72%, or $2.5 million, of our original investment.

**Operating Income**

Operating income for the year ended December 31, 2012 increased $18.7 million to $80.1 million, compared to $61.4 million, which includes a $2.5 million recovery of an auction rate security investment which had been impaired in a prior period, for the year ended December 31, 2011. Operating margins were 21.3% for 2012 versus 18.6% for 2011. Operating income and margins increased due to increased services revenue. Operating income in the Americas, EMEA, and APAC segments increased by $12.0 million, $4.5 million, and $2.2 million, respectively in 2012.

Operating income for the year ended December 31, 2011 was $61.4 million, which includes a $2.5 million recovery of an auction rate security investment which had been impaired in a prior period, compared to $41.9 million for the year ended December 31, 2010. Operating margins were 18.6% for 2011 versus 14.1% for 2010. Operating income and margins increased due to services revenue and expense management. Operating income in the Americas, EMEA, and APAC segments increased by $17.7 million, $1.6 million, and $0.2 million, respectively in 2011.

**Other Income (Loss) and Income Taxes**

| | Year Ended December 31, | | | % Change vs. Prior Year | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 |
| Other income (loss), net | $ **965** | $ 1,864 | $ (143) | **-48%** | 1403% |
| Income tax provision | **29,185** | 18,320 | 13,723 | **59%** | 33% |

***Other Income (Loss), net***

Other income (loss), net primarily includes interest income, foreign currency gains and losses, and other non-operating expenses. Interest income was $1.1 million for the years ended December 31, 2012 and 2011, and $0.6 million for the year ended December 31, 2010. The increase of $0.4 million in interest income in 2011 compared to 2010 was due to a higher weighted-average interest rate earned. The weighted-average interest rate earned on cash and investments was approximately 1% for the years ended December 31, 2012 and 2011, and 0.5% for the year ended December 31, 2010. We recorded a net foreign currency loss of $0.1 million in 2012, a net foreign currency gain of $0.8 million in 2011, and a net foreign currency loss of $0.7 million in 2010. The foreign currency gain and losses mainly resulted from gains or losses on intercompany transactions denominated in foreign currencies with subsidiaries due to the fluctuation of the U.S. dollar relative to other foreign currencies, primarily the Indian Rupee.

***Income Tax Provision***

Our effective income tax rates were 36.0%, 29.0%, and 32.8% in 2012, 2011, and 2010, respectively. Our effective income tax rate takes into account the source of taxable income, domestically by state and internationally by country, and available income tax credits. The increase in the effective tax rate for the year ended December 31, 2012 compared to the same periods in the prior year is principally due to the expiration of the federal research and development tax credit and foreign net operating loss carry-forwards benefitted in prior periods that have now been fully utilized.

The effective rate for the year ended December 31, 2011 was impacted by the $2.5 million recovery of a previously impaired auction rate security investment discussed in Note 3. We did not record a tax benefit in 2008 on the original impairment charge as there were no future capital gains to offset the loss, and we therefore did not have tax expense related to the recovery of the charge. Also, the effective tax rate in 2011 included a $2.0 million tax benefit resulting from the reduction of a valuation allowance associated with tax credit carryforwards and deferred tax assets in India. The benefit was attributable to the elimination of the tax holiday for Indian companies under the Software Technology Park of India (STPI) tax plan, based on the February 2011 budget approved by the India Finance Ministry, which will allow us to utilize tax assets previously reserved. In addition, the effective tax rate for the year ended December 31, 2011 included a tax benefit from the disqualifying disposition of incentive stock options that were previously expensed and the reduction of income tax reserves that resulted from the expiration of tax audit statutes and the settlement of an IRS audit.

The effective tax rate in 2010 included a tax benefit from the disqualifying disposition of incentive stock options that were previously expensed and the reduction of U.S. federal income tax reserves that resulted from the expiration of tax audit statutes for tax returns filed for 2006 and prior, partially offset by the establishment of income tax reserves for state audits.

**Liquidity and Capital Resources**

During 2012, 2011, and 2010, we funded our business through cash generated from operations. As of December 31, 2012, our cash and investments totaled $103.0 million as compared to $99.1 million at December 31, 2011.

Our cash flow from operating activities totaled $75.3 million, $55.8 million, and $50.0 million in 2012, 2011, and 2010, respectively. Typical factors affecting our cash provided by operating activities include our level of revenue and earnings for the period, the timing and amount of employee bonus payments and income tax payments, and the timing of cash collections from our customers which is our largest source of operating cash flow. Cash flow from operating activities for 2012 increased $19.4 million compared to 2011 primarily attributable to higher revenue and net earnings combined with lower tax payments in 2012. Cash flow from operating activities for 2011 increased $5.8 million compared to 2010 primarily attributable to higher revenue and net earnings.

Days sales outstanding (DSO) was 60 days, 62 days, and 61 days at December 31, 2012, 2011, and 2010, respectively, reflects strong collection.

Our investing activities used cash of approximately $7.0 million, $4.6 million, and $8.9 million in 2012, 2011, and 2010, respectively. The use of cash for investing activities for the year ended December 31, 2012 was for capital expenditures of approximately $7.9 million partially offset by the net maturities of $0.9 million in investments. The use of cash for investing activities for the year ended December 31, 2011 was $5.1 million in capital expenditures partially offset by the net maturities of $0.5 million in investments. The use of cash for investing activities for the year ended December 31, 2010 was for capital expenditures of approximately $5.9 million and the net purchase of $3.0 million in short-term investments.

Our financing activities used cash of approximately $63.5 million, $77.9 million, and $40.9 million in 2012, 2011, and 2010, respectively. The principal use of cash for financing activities for the year ended December 31, 2012 was to purchase approximately $103.2 million of our common stock, including $3.5 million for shares withheld for taxes due upon vesting of restricted stock, partially offset by proceeds generated from options exercised of $32.1 million and a $7.5 million excess tax benefit related to the exercise of stock options and vesting of restricted stock awards. The principal use of cash for financing activities for the year ended December 31, 2011 was to purchase approximately $133.1 million of our common stock, including $2.4 million for shares withheld for taxes due upon vesting of restricted stock, partially offset by proceeds generated from options exercised of $52.7 million and a $2.5 million excess tax benefit related to the exercise of stock options and vesting of restricted stock awards. The principal use of cash for financing activities for the year ended December 31, 2010 was to purchase approximately $77.7 million of our common stock, including $1.2 million for shares withheld for taxes due upon vesting of restricted stock, partially offset by proceeds generated from options exercised of $36.4 million. In January 2013, our Board of Directors increased our remaining share repurchase authority to a total of $50.0 million.

Periodically, opportunities may arise to grow our business through the acquisition of complementary and synergistic companies, products, and technologies. Any material acquisition could result in a decrease to our working capital depending on the amount, timing, and nature of the consideration to be paid. We believe that our existing cash and investments will be sufficient to meet our working capital and capital expenditure needs at least for the next twelve months, although there can be no assurance that this will be the case. In 2013, we anticipate that our priorities for use of cash will be similar to prior years, with our first priority being continued investment in product development and profitably growing our business to extend our market leadership. We will continue to evaluate acquisition opportunities that are complementary to our product footprint and technology direction. We will also continue to weigh our share repurchase options against cash for acquisitions and investing in the business. We do not anticipate any borrowing requirements in 2013 for general corporate purposes.

**New Accounting Pronouncements**

In September 2011, the FASB issued an Accounting Standards Update on testing goodwill for impairment to simplify the goodwill impairment test. The standards update is intended to reduce cost and complexity of the annual goodwill impairment test by permitting companies to first assess qualitative factors to determine whether further impairment testing is necessary. Under this standards update, a company is not required to calculate the fair value of a reporting unit unless the company determines that it is more likely than not that its fair value is less than its carrying amount. The "more likely than not" threshold is defined as having a likelihood of more than 50 percent. This guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this guidance as of December 31, 2012. The adoption of this guidance did not have a material impact on our financial statements.

In May 2011, the FASB issued an Accounting Standards Update on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles, and requires additional disclosures about fair value measurements. This guidance is effective for interim and annual periods beginning after December 15, 2011. We adopted of this guidance as of December 31, 2012. The adoption of this guidance did not have a material impact on our financial statements.

**Off-Balance Sheet Arrangements and Aggregate Contractual Obligations**

Our principal commitments as of December 31, 2012 consist of obligations under operating leases. We expect to fulfill all of the following commitments from our working capital. We have no off-balance sheet arrangements within the meaning of SEC rules.

*Lease Commitments*

We lease our facilities and some of our equipment under noncancelable operating lease arrangements that expire at various dates through 2018. Rent expense for these leases aggregated $5.8 million, $5.7 million, and $5.3 million during 2012, 2011, and 2010, respectively.

The following table summarizes our contractual commitments as of December 31, 2012 (in thousands):

| | Total | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter |
|---|---|---|---|---|---|---|---|
| Non-cancelable operating leases | $ 32,910 | $ 6,630 | $ 6,317 | $ 5,452 | $ 5,410 | $ 5,368 | $ 3,733 |

*Indemnifications*

Our customer contracts generally contain infringement indemnity provisions. Under those provisions, we generally agree, subject to certain exceptions, to indemnify, defend, and hold harmless the customer in connection with third party claims against the customer alleging that the customer's use of our software products in compliance with their license infringe the third party's patent, copyright, or other intellectual property rights. Conditions to our obligations generally include that we are provided the right to control the defense of the claims and, in general, to control settlement negotiations. Those provisions generally provide also that, if the customer is prevented from using our software because of a third party infringement claim, our sole obligation (in addition to the indemnification, defense, and hold harmless obligation referred to above) is to, at our expense, (i) procure for the customer the right to continue to use the software, (ii) to replace or modify the product so that its use by the customer does not infringe, or, if either of the foregoing are not reasonably feasible, to terminate the customer contract and provide a refund of the unamortized portion of the customer's license fee (based on a five year amortization period). Our customer contracts sometimes also require us to indemnify, defend, and hold harmless the customer in connection with death, personal injury, or property damage claims made by third parties with respect to actions of our personnel or contractors. Conditions to our obligations generally include that we are provided the right to control the defense of the claims and, in general, to control settlement negotiations. The indemnity obligations contained in our customer contracts generally have no specified expiration date and no specified monetary limitation on liability. We have not previously incurred costs to settle claims or pay awards under these indemnification obligations. We account for these indemnity obligations in accordance with FASB guidance on accounting for contingencies, and record a liability for these obligations when a loss is probable and reasonably estimable. We have not recorded any liabilities for these contracts as of December 31, 2012.

*Warranties*

In general, in our customer contracts we warrant to our customers that our software products will perform in all material respects in accordance with our standard published specifications in effect at the time of delivery of the licensed products to the customer for six months after first use of the licensed products, but no more than 24 months after execution of the license agreement. Additionally, we warrant to our customers that our services will be performed consistent with generally accepted industry standards or specific service levels through completion of the agreed upon services. If necessary, we would provide for the estimated cost of product and service warranties based on specific warranty claims and claim history. However, we have not incurred significant recurring expense under our product or service warranties. As a result, we believe the estimated fair value of these agreements is nominal. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2012.

**Item 7A. *Quantitative and Qualitative Disclosures About Market Risk***

**Foreign Business**

Our international business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Our international operations currently include business activity out of offices in the United Kingdom, the Netherlands, France, Australia, China, Japan, Singapore, and India. When the U.S. dollar strengthens against a foreign currency, the value of our sales and expenses in that currency converted to U.S. dollars decreases. When the U.S. dollar weakens, the value of our sales and expenses in that currency converted to U.S. dollars increases. We recognized a foreign exchange loss of $0.1 million in 2012, a foreign exchange gain of $0.8 million in 2011, and a foreign exchange loss of $0.7 million in 2010. Foreign exchange rate transaction gains and losses are classified in "Other (loss) income, net" in our Consolidated Statements of Income. A fluctuation of 10% in the period end exchange rates at December 31, 2012 relative to the U.S. dollar would result in a change of approximately $0.4 million in the reported foreign currency gain. A fluctuation of 10% in the period end exchange rates at December 31, 2011 relative to the U.S. dollar would result in minimal change to the reported foreign currency gain.

**Interest Rates**

We currently invest our cash in a variety of financial instruments, including taxable and tax-advantaged floating rate obligations in money market funds and certificates of deposit. These investments are mainly denominated in U.S. dollars. Cash balances in foreign currencies overseas are derived from business operations. At December 31, 2012, our cash, cash equivalents, and investment balances totaled $103.0 million, of which $96.7 million is highly liquid. The remaining $6.3 million balance is invested in short-term certificates of deposit. Our cash equivalents balance at December 31, 2012 was $45.9 million. Cash equivalents principally consist of highly liquid money market funds and certificates of deposit with maturities of less than three months when purchased.

Investments in both fixed rate and floating rate interest-earning instruments carry interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if forced to sell securities that have seen a decline in market value due to changes in interest rates. The weighted-average interest rate of return on cash and investment securities was approximately 1% for the years ended December 31, 2012 and 2011. The fair value of cash equivalents and investments held at December 31, 2012 and 2011 was $52.3 million and $42.7 million, respectively. Based on the average investments outstanding during 2012 and 2011, increases or decreases in the rates of return of 25 basis points would result in increases or decreases to interest income of approximately $0.3 million for both years from the reported interest income.

**Item 8.** ***Financial Statements and Supplementary Data***

*Financial Statements*

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS** **Page**

## MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Manhattan Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company's 2012 fiscal year, management conducted an assessment of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 was effective.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's financial statements for the year ended December 31, 2012, has audited the Company's internal control over financial reporting as of December 31, 2012 and has issued a report regarding the Company's internal control over financial reporting appearing on page 42, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012.

/s/ Eddie Capel
Eddie Capel
President and Chief Executive Officer

February 22, 2013

/s/ Dennis B. Story
Dennis B. Story
Executive Vice President, Chief Financial Officer, and Treasurer

February 22, 2013

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

**The Board of Directors and Shareholders**
**Manhattan Associates, Inc. and Subsidiaries**

We have audited Manhattan Associates, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Manhattan Associates, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manhattan Associates, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Manhattan Associates, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2012 of Manhattan Associates, Inc. and subsidiaries, and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 22, 2013

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS**

**The Board of Directors and Shareholders**
**Manhattan Associates, Inc. and Subsidiaries**

We have audited the accompanying consolidated balance sheets of Manhattan Associates, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manhattan Associates, Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Manhattan Associates, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 22, 2013

## MANHATTAN ASSOCIATES, INC. AND SUBSIDIARIES
### Consolidated Statements of Income
**(in thousands, except per share amounts)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Revenue: | | | |
| Software license | **$ 61,494** | $ 54,241 | $ 54,450 |
| Services | **283,872** | 244,058 | 213,750 |
| Hardware and other | **30,882** | 30,954 | 28,917 |
| Total revenue | **376,248** | 329,253 | 297,117 |
| Costs and expenses: | | | |
| Cost of license | **7,838** | 6,806 | 6,172 |
| Cost of services | **128,686** | 107,510 | 98,776 |
| Cost of hardware and other | **25,213** | 24,785 | 23,844 |
| Research and development | **44,704** | 42,372 | 40,508 |
| Sales and marketing | **45,622** | 43,944 | 42,702 |
| General and administrative | **38,474** | 37,708 | 34,027 |
| Depreciation and amortization | **5,638** | 7,284 | 9,161 |
| Recovery of previously impaired investment | **-** | (2,519) | - |
| Total costs and expenses | **296,175** | 267,890 | 255,190 |
| Operating income | **80,073** | 61,363 | 41,927 |
| Interest income | **1,062** | 1,072 | 636 |
| Other (loss) income, net | **(97)** | 792 | (779) |
| Income before income taxes | **81,038** | 63,227 | 41,784 |
| Income tax provision | **29,185** | 18,320 | 13,723 |
| Net income | **$ 51,853** | $ 44,907 | $ 28,061 |
| | | | |
| Basic earnings per share | **$ 2.64** | $ 2.20 | $ 1.31 |
| Diluted earnings per share | **$ 2.56** | $ 2.09 | $ 1.25 |
| | | | |
| Weighted average number of shares: | | | |
| Basic | **19,660** | 20,455 | 21,497 |
| Diluted | **20,271** | 21,492 | 22,450 |

*The accompanying notes are an integral part of these Consolidated Statements of Income.*

## MANHATTAN ASSOCIATES, INC. AND SUBSIDIARIES
### Consolidated Statements of Comprehensive Income
**(In thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | 2011 | 2010 |
| Net income | **$ 51,853** | $ 44,907 | $ 28,061 |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustment | **318** | (4,024) | 1,012 |
| Unrealized gain (loss) on investments, net of taxes of $53, ($20) and $43 in 2012, 2011 and 2010, respectively | **92** | (33) | 71 |
| Other comprehensive income (loss) | **410** | (4,057) | 1,083 |
| Comprehensive income | **$ 52,263** | $ 40,850 | $ 29,144 |

*The accompanying notes are an integral part of these Consolidated Statements of Comprehensive Income.*

## MANHATTAN ASSOCIATES, INC. AND SUBSIDIARIES
### Consolidated Balance Sheets
**(in thousands, except share and per share data)**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 96,737 | $ 92,180 |
| Short term investments | 6,310 | 6,079 |
| Accounts receivable, net of allowance of $6,235 and $4,816 in 2012 and 2011, respectively | 62,102 | 56,264 |
| Deferred income taxes | 7,787 | 7,599 |
| Income taxes receivable | - | 4,859 |
| Prepaid expenses | 7,386 | 6,059 |
| Other current assets | 1,185 | 1,474 |
| Total current assets | 181,507 | 174,514 |
| Property and equipment, net | 15,650 | 13,321 |
| Long-term investments | - | 855 |
| Goodwill | 62,265 | 62,261 |
| Deferred income taxes | 732 | 5,696 |
| Other assets | 1,659 | 2,953 |
| Total assets | $ 261,813 | $ 259,600 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 10,229 | $ 8,090 |
| Accrued compensation and benefits | 16,720 | 16,503 |
| Accrued and other liabilities | 12,233 | 13,648 |
| Deferred revenue | 47,935 | 49,882 |
| Income taxes payable | 4,024 | - |
| Total current liabilities | 91,141 | 88,123 |
| Deferred rent, long-term | 5,770 | 6,612 |
| Deferred income taxes | 656 | - |
| Other non-current liabilities | 2,737 | 2,785 |
| Shareholders' equity: | | |
| Preferred stock, no par value; 20,000,000 shares authorized, no shares issued or outstanding in 2012 or 2011 | - | - |
| Common stock, $.01 par value; 100,000,000 shares authorized; 19,620,967 and 20,415,946 shares issued and outstanding at December 31, 2012 and 2011, respectively | 196 | 204 |
| Additional paid-in capital | - | - |
| Retained earnings | 166,016 | 166,989 |
| Accumulated other comprehensive loss | (4,703) | (5,113) |
| Total shareholders' equity | 161,509 | 162,080 |
| Total liabilities and shareholders' equity | $ 261,813 | $ 259,600 |

*The accompanying notes are an integral part of these Consolidated Balance Sheets.*

## MANHATTAN ASSOCIATES, INC. AND SUBSIDIARIES
### Consolidated Statements of Cash Flows
**(in thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **Operating activities:** | | | |
| Net income | **$ 51,853** | $ 44,907 | $ 28,061 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **5,638** | 7,284 | 9,161 |
| Recovery of previously impaired investment | **-** | (2,519) | - |
| Equity-based compensation | **8,338** | 10,372 | 10,420 |
| (Gain) loss on disposal of equipment | **(46)** | 25 | (4) |
| Tax benefits of stock awards exercised/vested | **9,901** | 7,481 | 2,207 |
| Excess tax benefits from equity-based compensation | **(7,531)** | (2,474) | (475) |
| Deferred income taxes | **5,388** | 2,409 | (463) |
| Unrealized foreign currency loss (gain) | **427** | (189) | 210 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | **(5,446)** | (8,994) | (9,454) |
| Other assets | **281** | (1,332) | (2,661) |
| Accounts payable, accrued and other liabilities | **(162)** | (3,537) | 8,271 |
| Income taxes | **8,831** | (2,514) | (2,934) |
| Deferred revenue | **(2,201)** | 4,905 | 7,633 |
| Net cash provided by operating activities | **75,271** | 55,824 | 49,972 |
| **Investing activities:** | | | |
| Purchases of property and equipment | **(7,873)** | (5,074) | (5,871) |
| Purchases of short-term investments | **(7,582)** | (7,296) | (8,625) |
| Maturities of short-term investments | **7,446** | 4,438 | 4,414 |
| Sales of long-term investments | **1,000** | 3,323 | 1,200 |
| Net cash used in investing activities | **(7,009)** | (4,609) | (8,882) |
| **Financing activities:** | | | |
| Purchase of common stock | **(103,155)** | (133,144) | (77,704) |
| Proceeds from issuance of common stock from options exercised | **32,082** | 52,721 | 36,368 |
| Excess tax benefits from equity-based compensation | **7,531** | 2,474 | 475 |
| Net cash used in financing activities | **(63,542)** | (77,949) | (40,861) |
| Foreign currency impact on cash | **(163)** | (1,830) | 298 |
| Net change in cash and cash equivalents | **4,557** | (28,564) | 527 |
| Cash and cash equivalents at beginning of period | **92,180** | 120,744 | 120,217 |
| Cash and cash equivalents at end of period | **$ 96,737** | $ 92,180 | $ 120,744 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid for taxes | **$ 6,277** | $ 11,113 | $ 14,340 |

*The accompanying notes are an integral part of these Consolidated Statements of Cash Flows.*

## MANHATTAN ASSOCIATES, INC. AND SUBSIDIARIES

### Consolidated Statements of Shareholders' Equity

**(In thousands, except share data)**

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive (Loss) Income | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance, December 31, 2009 | 22,467,123 | 225 | 2,892 | 182,387 | (2,139) | 183,365 |
| Repurchase of common stock | (2,766,173) | (28) | (51,380) | (26,296) | - | (77,704) |
| Stock option exercises | 1,613,735 | 16 | 36,352 | - | - | 36,368 |
| Restricted stock shares/units issuance/cancelation | 415,104 | - | - | - | - | - |
| Equity-based compensation | - | 4 | 10,416 | - | - | 10,420 |
| Tax effects of equity-based compensation | - | - | 2,207 | - | - | 2,207 |
| Foreign currency translation adjustment | - | - | - | - | 1,012 | 1,012 |
| Unrealized gain on investments | - | - | - | - | 71 | 71 |
| Net income | - | - | - | 28,061 | - | 28,061 |
| Balance, December 31, 2010 | 21,729,789 | 217 | 487 | 184,152 | (1,056) | 183,800 |
| Repurchase of common stock | (3,685,196) | (37) | (71,037) | (62,070) | - | (133,144) |
| Stock option exercises | 2,108,066 | 21 | 52,700 | - | - | 52,721 |
| Restricted stock shares/units issuance/cancelation | 263,287 | - | - | - | - | - |
| Equity-based compensation | - | 3 | 10,369 | - | - | 10,372 |
| Tax effects of equity-based compensation | - | - | 7,481 | - | - | 7,481 |
| Foreign currency translation adjustment | - | - | - | - | (4,024) | (4,024) |
| Unrealized loss on investments | - | - | - | - | (33) | (33) |
| Net income | - | - | - | 44,907 | - | 44,907 |
| Balance, December 31, 2011 | 20,415,946 | $ 204 | $ - | $ 166,989 | $ (5,113) | $ 162,080 |
| Repurchase of common stock | **(2,022,739)** | **(20)** | **(50,309)** | **(52,826)** | **-** | **(103,155)** |
| Stock option exercises | **1,252,634** | **12** | **32,070** | **-** | **-** | **32,082** |
| Restricted stock shares/units issuance/cancelation | **(24,874)** | **-** | **-** | **-** | **-** | **-** |
| Equity-based compensation | **-** | **-** | **8,338** | **-** | **-** | **8,338** |
| Tax effects of equity-based compensation | **-** | **-** | **9,901** | **-** | **-** | **9,901** |
| Foreign currency translation adjustment | **-** | **-** | **-** | **-** | **318** | **318** |
| Unrealized loss on investments | **-** | **-** | **-** | **-** | **92** | **92** |
| Net income | **-** | **-** | **-** | **51,853** | **-** | **51,853** |
| **Balance, December 31, 2012** | **19,620,967** | **$ 196** | **$ -** | **$ 166,016** | **$ (4,703)** | **$ 161,509** |

*The accompanying notes are an integral part of these Consolidated Statements of Shareholders' Equity.*

**MANHATTAN ASSOCIATES, INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2012, 2011, and 2010**

## 1. Organization, Consolidation and Summary of Significant Accounting Policies

### Organization and Business

Manhattan Associates, Inc. ("Manhattan" or the "Company") is a developer and provider of supply chain solutions that help organizations optimize the effectiveness, efficiency, and strategic advantages of their supply chains. The Company's solutions consist of software, services, and hardware, which coordinate people, workflows, assets, events, and tasks holistically across the functions linked in a supply chain from planning through execution. These solutions also help coordinate the actions, data exchange, and communication of participants in supply chain ecosystems, such as manufacturers, suppliers, distributors, trading partners, transportation providers, channels (such as catalogers, store retailers, and Web outlets), and consumers.

The Company's operations are in North America, Europe, and the Asia/Pacific region. The European operations are conducted through the Company's wholly-owned subsidiaries, Manhattan Associates Limited, Manhattan Associates Europe B.V., Manhattan France SARL, and Manhattan Associates GmbH, in the United Kingdom, the Netherlands, France, and Germany, respectively. The Company's Asia/Pacific operations are conducted through its wholly-owned subsidiaries, Manhattan Associates Pty Ltd., Manhattan Associates KK, Manhattan Associates Software (Shanghai), Co. Ltd., Manhattan Associates Software Pte Ltd., and Manhattan Associates (India) Development Centre Private Limited in Australia, Japan, China, Singapore, and India, respectively. The Company occasionally sells its products and services in other countries, such as countries in Latin America, Eastern Europe, Middle East, and Asia, through its direct sales channel as well as various reseller channels.

### Principles of Consolidation and Foreign Currency Translation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements of foreign subsidiaries have been translated into United States dollars in accordance with the foreign currency matters topic in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification (the "Codification"). Revenues and expenses from international operations were denominated in the respective local currencies and translated using the average monthly exchange rates for the year. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date and the effect of changes in exchange rates from year to year are disclosed as a separate component of shareholders' equity and comprehensive income.

### New Accounting Pronouncements

In September 2011, the FASB issued an Accounting Standards Update on testing goodwill for impairment to simplify the goodwill impairment test. The standards update is intended to reduce cost and complexity of the annual goodwill impairment test by permitting companies to first assess qualitative factors to determine whether further impairment testing is necessary. Under this standards update, a company is not required to calculate the fair value of a reporting unit unless the company determines that it is more likely than not that its fair value is less than its carrying amount. The "more likely than not" threshold is defined as having a likelihood of more than 50 percent. This guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted this guidance as of December 31, 2012. The adoption of this guidance did not have a material impact on its financial statements.

In May 2011, the FASB issued an Accounting Standards Update on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles, and requires additional disclosures about fair value measurements. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Company adopted of this guidance as of December 31, 2012. The adoption this guidance did not have a material impact on its financial statements.

### Summary of Significant Accounting Policies

*Cash and Cash Equivalents*

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash or cash equivalents.

*Concentrations of Credit Risk*

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short- and long-term investments and accounts receivable. The Company maintains cash and cash equivalents and short- and long-term investments with various financial institutions. Amounts held at certain financial institutions are above the federally insured limit.

The Company's sales are primarily to companies located in the United States, Europe and Asia. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. Accounts receivable are due principally from large U.S., European and Asia Pacific companies under stated contract terms. Accounts receivable, net as of December 31, 2012 for the Americas, EMEA, and APAC companies were $51.0 million, $8.2 million, and $2.8 million, respectively. Accounts receivable, net as of December 31, 2011 for the Americas, EMEA, and APAC companies were $46.0 million, $6.1 million, and $4.1 million, respectively. The Company's top five customers in aggregate accounted for 12%, 15%, and 10% of total revenue in the period the related sales were recorded for each of the years ended December 31, 2012, 2011, and 2010, respectively. No single customer accounted for more than 10% of revenue in the years ended December 31, 2012, 2011, and 2010 or for more than 10% of accounts receivable as of December 31, 2012 and 2011.

*Fair Value Measurement*

The Company measures its investments based on a fair value hierarchy disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of asset or liability and their characteristics. This hierarchy prioritizes the inputs into three broad levels as follows:

- Level 1–Quoted prices in active markets for identical instruments.
- Level 2–Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3–Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company's investments are categorized as available-for-sale securities and recorded at fair market value. Investments with maturities of 90 days or less from the date of purchase are classified as cash equivalents; investments with maturities of greater than 90 days from the date of purchase but less than one year are generally classified as short-term investments; and investments with maturities of one year or greater from the date of purchase are generally classified as long-term investments. Unrealized holding gains and losses are reflected as a net amount in a separate component of shareholders' equity until realized. For the purposes of computing realized gains and losses, cost is determined on a specific identification basis.

Prior to 2008, the Company invested in auction rate securities of which certain auctions failed during 2008 and the underlying securities were not redeemed by the issuer. In the quarter ended September 30, 2008, the Company recorded an other-than-temporary impairment charge of $3.5 million for one of its investments. The Company reduced the carrying value of the investment to zero due to credit downgrades of the underlying issuer and the bond insurer as well as increasing publicly reported exposure to bankruptcy risk by the issuer. In the quarter ended September 30, 2011, the Company was able to sell the auction rate security and recovered 72%, or $2.5 million, of its original investment. The $2.5 million recovery from the sale of the auction rate security is included in the recovery of previously impaired investment line in the Consolidated Statements of Income. During 2010, 2011, and 2012, the Company sold all of its remaining auction rate securities investments at their par value totaling $3.0 million. The Company currently has no long-term investments.

At December 31, 2012, the Company's cash, cash equivalents, and short-term investments balances were $50.8 million, $45.9 million, and $6.3 million, respectively. Cash equivalents consist of highly liquid money market funds and certificates of deposit. Short-term investments consist of certificates of deposit. The Company uses quoted prices from active markets that are classified at Level 1 as a highest level observable input in the disclosure hierarchy framework for all available-for-sale securities. At December 31, 2012, the Company has $35.2 million in money market funds, which are classified as Level 1 and are included in cash and cash equivalents on the Consolidated Balance Sheet. The Company has no investments classified as Level 2 or Level 3.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the allowance for doubtful accounts, which is based upon an evaluation of historical amounts written-off, the customers' ability to pay, and general economic conditions; the useful lives of intangible assets; self-insurance accruals; legal accruals; the recoverability or impairment of intangible asset values; stock based compensation, which is based on the expected term of the award and corresponding expected volatility, risk-free interest rate, and dividends; and the Company's effective income tax rate and deferred tax assets, which are based upon the Company's expectations of future taxable income, allowable deductions, and projected tax credits. Actual results will differ from these estimates.

*Fair Value of Financial Instruments*

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other financial instruments included in the accompanying Consolidated Balance Sheets approximate their fair values principally due to the short-term maturities of these instruments. Unrealized gains and losses on investments are included as a separate component of "Accumulated other comprehensive loss," net of any related tax effect, in the Consolidated Balance Sheets.

*Risks Associated with Single Business Line, Technological Advances, and Foreign Operations*

The Company currently derives a substantial portion of its revenues from sales of its software and related services and hardware. The markets for supply chain execution and supply chain planning solutions are highly competitive, subject to rapid technological change, changing customer needs, frequent new product introductions, and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in these markets could be eroded rapidly by unforeseen changes in customer requirements for application features, functions, and technologies. The Company's growth and future operating results will depend, in part, upon its ability to enhance existing applications and develop and introduce new applications that meet changing customer requirements that respond to competitive products and that achieve market acceptance. Any factor adversely affecting the markets for supply chain execution and supply chain planning solutions could have an adverse effect on the Company's business, financial condition, and results of operations.

The Company's international business is subject to risks typical of an international business, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, future results could be materially adversely impacted by changes in these or other factors. The Company recognized a foreign exchange rate loss of $0.1 million in 2012, foreign exchange rate gain of $0.8 million in 2011, and foreign exchange rate loss of $0.7 million in 2010. Foreign exchange rate transaction gains and losses are classified in "Other (loss) income, net" on the Consolidated Statements of Income.

*Revenue Recognition*

The Company's revenue consists of fees from the licensing and hosting of software (collectively included in "Software license" revenue in the Consolidated Statements of Income), fees from implementation and training services (collectively, "professional services") and customer support services and software enhancements (collectively included in "Services" revenue in the Consolidated Statements of Income), and sales of hardware and other revenue, which consists of reimbursements of out-of-pocket expenses incurred in connection with our professional services (collectively included in "Hardware and other" revenue in the Consolidated Statements of Income). All revenue is recognized net of any related sales taxes.

The Company recognizes license revenue when the following criteria are met: (1) a signed contract is obtained covering all elements of the arrangement, (2) delivery of the product has occurred, (3) the license fee is fixed or determinable, and (4) collection is probable. Revenue recognition for software with multiple-element arrangements requires recognition of revenue using the "residual method" when (a) there is vendor-specific objective evidence (VSOE) of the fair values of all undelivered elements in a multiple-element arrangement that is not accounted for using long-term contract accounting, (b) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (c) all other applicable revenue-recognition criteria for software revenue recognition, are satisfied. For those contracts that contain significant customization or modifications, license revenue is recognized using contract accounting.

The Company allocates revenue to customer support services and software enhancements and any other undelivered elements of the arrangement based on VSOE of fair value of each element and such amounts are deferred until the applicable delivery criteria and other revenue recognition criteria have been met. The balance of the revenue, net of any discounts inherent in the arrangement, is recognized at the outset of the arrangement using the residual method as the product licenses are delivered. If the Company cannot objectively determine the fair value of each undelivered element based on the VSOE of fair value, the Company defers revenue recognition until all elements are delivered, all services have been performed, or until fair value can be objectively determined. The Company must apply judgment in determining all elements of the arrangement and in determining the VSOE of fair value for each element, considering the price charged for each product on a stand-alone basis or applicable renewal rates. For arrangements that include future software functionality deliverables, the Company accounts for these deliverables as a separate element of the arrangement. Because the Company does not sell these deliverables on a standalone basis, the Company is not able to establish VSOE of fair value of these deliverables. As a result, the Company defers all revenue under the arrangement until the future functionality has been delivered to the customer.

Payment terms for the Company's software licenses vary. Each contract is evaluated individually to determine whether the fees in the contract are fixed or determinable and whether collectibility is probable. Judgment is required in assessing the probability of collection, which is generally based on evaluation of customer-specific information, historical collection experience, and economic market conditions. If market conditions decline, or if the financial conditions of customers deteriorate, the Company may be unable to determine that collectibility is probable, and the Company could be required to defer the recognition of revenue until the Company receives customer payments. The Company has an established history of collecting under the terms of its software license contracts without providing refunds or concessions to its customers. Therefore, the Company has determined that the presence of payment terms that extend beyond contract execution in a particular contract do not preclude the conclusion that the fees in the contract are fixed or determinable. Although infrequent, when payment terms in a contract extend beyond twelve months, the Company has determined that such fees are not fixed or determinable and recognizes revenue as payments become due provided that all other conditions for revenue recognition have been met.

The Company's services revenue consists of fees generated from professional services and customer support and software enhancements related to the Company's software products. Professional services include system planning, design, configuration, testing and other software implementation support and are not typically essential to the functionality of our software. Fees from professional services performed by the Company are separately priced and are generally billed on an hourly basis, and revenue is recognized as the services are performed. In certain situations, professional services are rendered under agreements in which billings are limited to contractual maximums or based upon a fixed-fee for portions of or all of the engagement. Revenue related to fixed-fee based contracts is recognized on a proportional performance basis based on the hours incurred on discrete projects within an overall services arrangement. The Company has determined that output measures, or services delivered, approximate the input measures associated with fixed-fee services arrangements. Project losses are provided for in their entirety in the period in which they become known. Revenue related to customer support services and software enhancements is generally paid in advance and recognized ratably over the term of the agreement, typically twelve months.

Hardware and other revenue is generated from the resale of a variety of hardware products, developed and manufactured by third parties, that are integrated with and complementary to the Company's software solutions. As part of a complete solution, the Company's customers periodically purchase hardware from the Company for use with the software licenses purchased from the Company. These products include computer hardware, radio frequency terminal networks, RFID chip readers, bar code printers and scanners, and other peripherals. Hardware revenue is recognized upon shipment to the customer when title passes. The Company generally purchases hardware from the Company's vendors only after receiving an order from a customer. As a result, the Company generally does not maintain hardware inventory.

In accordance with the other presentation matters within the Revenue Recognition Topic of the Financial Accounting Standards Board's (FASB) Accounting Standards Codification, the Company recognizes amounts associated with reimbursements from customers for out-of-pocket expenses as revenue. Such amounts have been included in "Hardware and other" revenue in the Consolidated Statements of Income. The total amount of expense reimbursement recorded to revenue was $12.6 million, $10.4 million, and $9.0 million for 2012, 2011, and 2010, respectively.

*Deferred Revenue*

Deferred revenue represents amounts collected prior to having completed performance of professional services, customer support services and software enhancements, and significant remaining obligations under license agreements. The Company generally expects to complete such services or obligations within the next twelve months.

*Returns and Allowances*

The Company has not experienced significant returns or warranty claims to date and, as a result, has not recorded a provision for the cost of returns and product warranty claims at December 31, 2012 or 2011.

The Company records an allowance for doubtful accounts based on the historical experience of write-offs and a detailed assessment of accounts receivable. Additions to the allowance for doubtful accounts generally represent a sales allowance on services revenue, which are recorded to operations as a reduction to services revenue. The total amounts charged to operations were $4.3 million, $2.5 million, and $3.5 million for 2012, 2011, and 2010, respectively. In estimating the allowance for doubtful accounts, management considers the age of the accounts receivable, the Company's historical write-offs, and the creditworthiness of the customer, among other factors. Should any of these factors change, the estimates made by management will also change accordingly, which could affect the level of the Company's future allowances. Uncollectible accounts are written off when it is determined that the specific balance is not collectible.

*Property and Equipment*

Property and equipment is recorded at cost and consists of furniture, computers, other office equipment, internal use software, and leasehold improvements. The Company depreciates the cost of furniture, computers, other office equipment, and internal use software on a straight-line basis over their estimated useful lives (three to five years for computer software, five years for office equipment, seven years for furniture and fixtures). Leasehold improvements are depreciated over the lesser of their useful lives or the term of the lease. Depreciation and amortization expense for property and equipment for the years ended December 31, 2012, 2011, and 2010 was approximately $5.6 million, $6.1 million, and $6.9 million, respectively, and was included in "Depreciation and amortization" in the Consolidated Statements of Income.

Property and equipment, at cost, consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | **2012** | **2011** |
| Office equipment | **$ 28,889** | $ 36,667 |
| Computer software | **15,727** | 15,466 |
| Furniture and fixtures | **2,892** | 2,746 |
| Leasehold improvement | **15,606** | 14,834 |
| Property, plant and equipment, gross | **63,114** | 69,713 |
| Less accumulated depreciation and amortization | **(47,464)** | (56,392) |
| Property, plant and equipment, net | **$ 15,650** | $ 13,321 |

*Software Development Costs*

Research and development expenses are charged to expense as incurred. For the years ended December 31, 2012, 2011, and 2010, the Company did not capitalize any internal research and development costs because the costs incurred between the attainment of technological feasibility for the related software product through the date when the product was available for general release to customers have been insignificant.

The Company determines the amount of development costs capitalizable under the provisions of FASB Codification accounting for costs of computer software to be sold, leased, or marketed. Under this guidance, computer software development costs are charged to R&D expense until technological feasibility is established, after which remaining software production costs are capitalized. The Company has defined technological feasibility as the point in time at which the Company has a detailed program design or a working model of the related product, depending on the type of development efforts, and high-risk development issues have been resolved through end-to-end system testing.

*Impairment of Long-Lived Assets*

The Company reviews the values assigned to long-lived assets, including property and certain intangible assets, to determine whether events and circumstances have occurred which indicate that the remaining estimated useful lives may warrant revision or that the remaining balances may not be recoverable. In such reviews, undiscounted cash flows associated with these assets are compared with their carrying value to determine if a write-down to fair value is required. During 2012, 2011, and 2010, the Company did not recognize any impairment charges associated with its long-lived or intangible assets.

The evaluation of asset impairment requires management to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts.

*Goodwill and Impairment of Goodwill*

Goodwill

Goodwill represents the excess of purchase price over fair value of net identified tangible and intangible assets and liabilities acquired. The Company does not amortize goodwill, but instead tests goodwill for impairment on at least an annual basis. Goodwill was $62.3 million at the end of each year ended December 31, 2012 and 2011. Approximately $36.0 million of the gross Goodwill balance is deductible for income tax purposes. To date, there have been no goodwill impairments.

Impairment of Goodwill

The Company evaluates the carrying value of goodwill annually as of December 31 and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

The Company adopted the simplified goodwill impairment test for the fiscal year ended December 31, 2012, that permits companies to perform a qualitative assessment based on economic, industry and company-specific factors as the initial step in the annual goodwill impairment test for all or selected reporting units. Based on the results of the qualitative assessment, companies are only required to perform Step 1 of the annual impairment test for a reporting unit if the company concludes that it is more likely than not that the unit's fair value is less than its carrying amount. To the extent the Company concludes it is more likely than not that a reporting unit's fair value is less than its carrying amount, the two-step approach is applied. The first step would require a comparison of each reporting unit's fair value to the respective carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any. The Company did not identify any macroeconomic or industry conditions as of December 31, 2012, that would indicate the fair value of the reporting units were more likely than not to be less than their respective carrying values. If circumstances change or events occur to indicate it is more likely than not that the fair value of any reporting units have fallen below their carrying value, the Company would test such reporting unit for impairment. The Company previously performed its periodic review of its goodwill for impairment as of December 31, 2011, and 2010, and did not identify any impairment as a result of the review.

*Guarantees and Indemnifications*

The Company accounts for guarantees in accordance with the guarantee accounting topic in the FASB Codification. Our customer contracts generally contain infringement indemnity provisions. Under those provisions, we generally agree, subject to certain exceptions, to indemnify, defend, and hold harmless the customer in connection with third party claims against the customer alleging that the customer's use of our software products in compliance with their license infringe the third party's patent, copyright, or other intellectual property rights. Conditions to our obligations generally include that we are provided the right to control the defense of the claims and, in general, to control settlement negotiations. Those provisions generally provide also that, if the customer is prevented from using our software because of a third party infringement claim, our sole obligation (in addition to the indemnification, defense, and hold harmless obligation referred to above) is to, at our expense, (i) procure for the customer the right to continue to use the software, (ii) to replace or modify the product so that its use by the customer does not infringe, or, if either of the foregoing are not reasonably feasible, to terminate the customer contract and provide a refund of the unamortized portion of the customer's license fee (based on a five year amortization period). Our customer contracts sometimes also require us to indemnify, defend, and hold harmless the customer in connection with death, personal injury, or property damage claims made by third parties with respect to actions of our personnel or contractors. Conditions to our obligations generally include that we are provided the right to control the defense of the claims and, in general, to control settlement negotiations. The indemnity obligations contained in our customer contracts generally have no specified expiration date and no specified monetary limitation on liability. We have not previously incurred costs to settle claims or pay awards under these indemnification obligations. We account for these indemnity obligations in accordance with FASB guidance on accounting for contingencies, and record a liability for these obligations when a loss is probable and reasonably estimable. We have not recorded any liabilities for these contracts as of December 31, 2012, or 2011.

In general, in our customer contracts, the Company warrants to its customers that its software products will perform in all material respects in accordance with the standard published specifications in effect at the time of delivery of the licensed products to the customer for six months after first use of the licensed products, but no more than 24 months after execution of the license agreement. Additionally, the Company warrants to its customers that services will be performed consistent with generally accepted industry standards or specific service levels through completion of the agreed upon services. If necessary, the Company will provide for the estimated cost of product and service warranties based on specific warranty claims and claim history. However, the Company has not incurred significant recurring expense under product or service warranties. As a result, the Company believes the estimated fair value of these agreements is nominal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2012, and 2011.

*Segment Information*

The Company has three reporting segments: Americas, EMEA, and APAC as defined by FASB Codification topic for segment reporting. See Note 7 for discussion of the Company's reporting segments.

*Advertising Costs*

Advertising costs are expensed as incurred and totaled approximately $95,000, $240,000, and $10,000 in 2012, 2011, and 2010, respectively. Advertising costs are included in "Sales and marketing" in the Consolidated Statements of Income.

*Basic and Diluted Net Income Per Share*

Basic net income per share is computed using net income divided by the weighted average number of shares of common stock outstanding ("Weighted Shares") for the period presented.

Diluted net income per share is computed using net income divided by Weighted Shares and the treasury stock method effect of common equivalent shares ("CESs") outstanding for each period presented. The following is a reconciliation of the shares used in the computation of net income per share for the years ended December 31, 2012, 2011, and 2010 (in thousands, except per share data):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income | $ 51,853 | $ 44,907 | $ 28,061 |
| **Earnings per share:** | | | |
| Basic | $ 2.64 | $ 2.20 | $ 1.31 |
| Effect of CESs | (0.08) | (0.11) | (0.06) |
| Diluted | $ 2.56 | $ 2.09 | $ 1.25 |
| **Weighted average number of shares:** | | | |
| Basic | 19,660 | 20,455 | 21,497 |
| Effect of CESs | 611 | 1,037 | 953 |
| Diluted | 20,271 | 21,492 | 22,450 |

Options to purchase 2,000 shares and 1,312,639 shares of common stock were outstanding at December 31, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares during the respective years. There were no anti-dilutive CESs in 2012. See Note 2 for further information on those securities.

*Accumulated Other Comprehensive Income*

Comprehensive income includes net income, foreign currency translation adjustments, and unrealized gains and losses on investments that are excluded from net income and reflected in shareholders' equity.

The following table sets forth the components of accumulated other comprehensive income (in thousands):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Unrealized loss on investments, net of taxes | $ - | $ (92) |
| Foreign currency translation adjustment | (4,703) | (5,021) |
| Total | $ (4,703) | $ (5,113) |

## 2. Equity-Based Compensation

### Equity Based Compensation Plans

The Manhattan Associates, Inc. 1998 Stock Incentive Plan (the "1998 Plan") was adopted by the Board of Directors and approved by the shareholders in February 1998. Options granted under the 1998 Plan cannot have a term exceeding ten years. Options typically have an annual graded vesting schedule over four years and vest based on service conditions. Following approval of the Manhattan Associates, Inc. 2007 Stock Incentive Plan (the "2007 Plan") discussed below, the Company may not make any additional awards under the 1998 Plan.

The 2007 Plan was initially approved by the shareholders of the Company in May 2007 and was subsequently amended in May 2009 and May 2011. The 2007 Plan provides for the grant of stock options, restricted stock, restricted stock units, and stock appreciation rights. Vesting conditions can be service-based or performance-based, or a combination of both.

As amended, a maximum of 7,500,000 shares are available for grant under the 2007 Plan. Each stock option or stock appreciation right granted is counted against the maximum share limitation as one share, and each share of restricted stock or restricted stock unit granted (including those that are service based or performance based) counts against the maximum share limitation as two shares. Options and stock appreciation rights cannot have a term exceeding seven years. As of December 31, 2012, there were 3,533,966 shares available for issuance under the amended 2007 Plan. The 1998 and 2007 Plans are administered by the Compensation Committee of the Board of Directors. The committee has the authority to interpret the provisions thereof.

In January 2010 the Compensation Committee of the Board of Directors approved certain changes to the Company's historical equity incentive grant practices, with the objective to optimize its performance and retention strength while managing program share usage to improve long-term equity overhang. The changes eliminated stock option awards in favor of 100% restricted stock grants, which for the 2010 and 2011 awards contain vesting provisions that are 50% service based and 50% performance based for employee awards and 100% service based for non-employee members of the Board of Directors ("Outside Directors"). The equity compensation program change for employees was effective January 2010 and for Outside Directors was effective May 2010. The employee awards have a four year vesting period, with the performance portion tied to annual revenue and earnings per share targets. The awards to Outside Directors have a one year vesting period. The Company recognizes compensation cost for service-based restricted awards with graded vesting on a straight-line basis over the entire vesting period, with the amount of compensation cost recognized at any date at least equal to the portion of the grant-date value of the award that is vested at that date. For its performance-based restricted stock awards with graded vesting, the Company recognizes compensation cost on an accelerated basis applying straight-line expensing for each separately vesting portion of each award.

In January 2012, in order to simplify equity grant administration, the Company changed its practice of granting restricted stock in favor of granting restricted stock *units*, or RSUs, which convert to the Company's common stock upon vesting. There is no material difference between the grant of restricted stock and the grant of RSUs to either the Company or the recipients receiving the grants; however, in contrast to the granting of restricted stock, no stock will actually be issued under the granting of RSUs until the units vest. The Company does not currently grant stock options.

**Stock Option Awards**

The Company recorded equity-based compensation related to stock options granted prior to 2011 of $0.6 million, $2.0 million, and $3.8 million during the years ended December 31, 2012, 2011, and 2010, respectively. A summary of changes in outstanding options for the year ended December 31, 2012 is as follows:

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Average Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding at January 1, 2012 | 1,633,566 | $24.79 | | |
| Exercised | (1,252,634) | 25.61 | | |
| Forfeited and expired | (9,182) | 21.08 | | |
| Outstanding at December 31, 2012 | 371,750 | $22.13 | 2.1 | $ 14,206 |
| Vested or expected to vest at December 31, 2012 | 351,574 | $22.46 | 2.1 | $ 13,317 |
| Exercisable at December 31, 2012 | 278,868 | $24.09 | 1.8 | $ 10,109 |

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the year ended December 31, 2010:

| | 2010 |
|---|---|
| Dividend yield | 0% |
| Expected volatility | 36% |
| Risk-free interest rate at the date of grant | 2.4% |
| Expected life (in years) | 4.0 |

No stock options were granted in 2011 or 2012.

Expected volatilities are based on a combination of historical volatility of the Company's stock and implied volatility of the Company's publicly traded stock options. Due to the limited trading volume of the Company's publicly traded options, the Company places a greater emphasis on historical volatility. The Company also uses historical data to estimate the term that options are expected to be outstanding and the forfeiture rate of options granted. The risk-free interest rate is based on the U.S. Treasury zero-coupon issues with a term approximating the expected term. Using these assumptions, the weighted average grant-date fair values of the stock options granted during the year ended December 31, 2010 was $7.82.

Options with graded vesting are valued as a single award. The total value of the award is expensed on a straight line basis over the vesting period with the amount of compensation cost recognized at any date at least equal to the portion of the grant-date fair value of the award that is vested at that date. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011, and 2010 based on market value at the exercise dates was $31.2 million, $25.8 million, and $11.9 million, respectively. As of December 31, 2012, unrecognized compensation cost related to unvested stock option awards totaled less than $0.1 million and is expected to be recognized over a weighted average period of less than one year.

**Restricted Stock and RSU Awards**

A summary of changes in unvested shares/units of restricted stock for the year ended December 31, 2012 are as follows:

| | Number of Shares | Grant Date Fair Value |
|---|---|---|
| Outstanding at January 1, 2012 | 655,155 | $ 25.84 |
| Granted | 227,748 | 44.08 |
| Vested | (252,285) | 25.62 |
| Forfeited | (33,419) | 29.07 |
| Outstanding at December 31, 2012 | 597,199 | $ 32.70 |

The Company recorded equity-based compensation related to restricted stock and RSUs of $7.7 million, $8.4 million, and $6.6 million during the years ended December 31, 2012, 2011, and 2010, respectively. The total fair value of restricted stock awards vested during the years ended December 31, 2012, 2011, and 2010, based on market value at the vesting dates was $15.2 million, $10.8 million, and $3.6 million, respectively. As of December 31, 2012, unrecognized compensation cost related to unvested restricted stock awards totaled $9.8 million and is expected to be recognized over a weighted average period of approximately 2.2 years.

Included in the RSU grants for the year ended December 31, 2012, are 98,202 units that have performance-based vesting criteria. As noted above, the performance criteria are tied to the Company's 2012 financial performance. As of December 31, 2012, the performance criteria for the fiscal year were met and the associated equity-based compensation expense has been recognized for the portion of the award attributable to 2012 services.

The Company recognizes compensation cost for service-based restricted stock awards with graded vesting on a straight-line basis over the entire vesting period, with the amount of compensation cost recognized at any date at least equal to the portion of the grant-date value of the award that is vested at that date. For performance-based restricted stock awards with graded vesting, the Company recognizes compensation cost on an accelerated basis applying straight-line expensing for each separately vesting portion of each award.

**3. Income Taxes**

The Company is subject to future federal, state, and foreign income taxes and has recorded net deferred tax assets on the Consolidated Balance Sheets at December 31, 2012 and 2011. Deferred tax assets and liabilities are determined based on the difference between the financial accounting and tax bases of assets and liabilities. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2012 and 2011 are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | **2012** | 2011 |
| **Deferred tax assets:** | | |
| Accounts receivable | **$ 2,128** | $ 1,722 |
| Accrued liabilities | **4,131** | 4,745 |
| Equity-based compensation | **3,595** | 5,765 |
| Capitalized costs | **2,647** | 3,801 |
| Accrued sales taxes | **765** | 765 |
| Deferred rent | **2,435** | 2,658 |
| State tax credits | **3,079** | 2,958 |
| Net operating losses | **2,246** | 2,803 |
| Tax credits - foreign | **683** | 1,205 |
| Valuation allowance | **(5,965)** | (6,711) |
| Other | **591** | 350 |
| | **$ 16,335** | $ 20,061 |
| **Deferred tax liabilities:** | | |
| Intangible assets | **6,155** | 4,627 |
| Depreciation | **2,317** | 2,139 |
| | **8,472** | 6,766 |
| Net deferred tax assets | **$ 7,863** | $ 13,295 |

The components of income from domestic and foreign operations before income tax expense for the years ended December 31, 2012, 2011, and 2010, are as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Domestic | **$ 75,731** | $ 55,487 | $ 36,881 |
| Foreign | **5,307** | 7,740 | 4,903 |
| Total | **$ 81,038** | $ 63,227 | $ 41,784 |

The components of the income tax provision for the years ended December 31, 2012, 2011, and 2010, are as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Current:** | | | |
| Federal | $ **20,150** | $ 12,438 | $ 11,271 |
| State | **1,835** | 1,043 | 1,296 |
| Foreign | **1,702** | 2,432 | 1,817 |
| | **23,687** | 15,913 | 14,384 |
| **Deferred:** | | | |
| Federal | **4,670** | 4,036 | (694) |
| State | **232** | 240 | (29) |
| Foreign | **596** | (1,869) | 62 |
| | **5,498** | 2,407 | (661) |
| Total | $ **29,185** | $ 18,320 | $ 13,723 |

The income tax benefits related to the exercise of stock options were approximately $11.0 million, $9.2 million, and $4.2 million, for the years ended December 31, 2012, 2011, and 2010, respectively.

As a result of losses in foreign locations, the Company has net operating loss carry-forwards ("NOLs") of approximately $7.9 million available to offset future income. Approximately $7.6 million of the NOLs expire in 2013 to 2020, and the remainder does not expire. The Company has established a valuation allowance for substantially all of these NOLs because the ability to utilize them is not more likely than not.

The Company has tax credit carry-forwards of approximately $4.7 million available to offset future state tax. These tax credit carry-forwards expire in 2017 to 2021. These credits represent a deferred tax asset of $3.1 million after consideration of the federal benefit of state tax deductions. A valuation allowance of $2.8 million has been established for these credits because the ability to use them is not more likely than not.

The Company recorded a $2.0 million tax benefit in 2011, resulting from the reduction of a valuation allowance associated with tax credit carryforwards and deferred tax assets in India. The benefit is attributable to the elimination of the tax holiday for Indian companies under the Software Technology Park of India (STPI) tax plan, based on the February 2011 budget approved by the India Finance Ministry, which will allow the Company to utilize tax assets previously reserved. The Company expects to fully utilize the credits by 2015.

Deferred taxes are not provided for temporary differences of approximately $29.5 million, $24.9 million, and $22.2 million as of December 31, 2012, 2011, and 2010, respectively, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. It is impractical to calculate the tax impact until such repatriation occurs.

The following is a summary of the items that cause recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31, 2012, 2011, and 2010:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Statutory federal income tax rate | **35.0%** | 35.0% | 35.0% |
| Effect of: | | | |
| State income tax, net of federal benefit | **1.8** | 2.1 | 1.2 |
| State credit carryforwards | **(0.1)** | (0.2) | (0.6) |
| Foreign operations | **-** | (4.9) | (0.8) |
| Tax exempt income | **-** | - | (0.1) |
| Tax contingencies | **-** | (0.3) | 0.7 |
| Other permanent differences | **(0.7)** | (1.1) | (3.7) |
| Change in valuation allowance | **-** | (1.6) | 1.1 |
| Income taxes | **36.0%** | 29.0% | 32.8% |

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended December 31, 2012, 2011, and 2010 (in thousands):

| | December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Unrecognized tax benefits at January 1, | **$ (2,328)** | $ (2,435) | $ (2,331) |
| Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during a prior period | **(47)** | (40) | (527) |
| Gross amount of decreases in unrecognized tax benefits as a result of tax positions taken during a prior period | **87** | 40 | 360 |
| Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during the current period | **(142)** | (526) | (227) |
| Amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities | **-** | 228 | 159 |
| Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations | **240** | 405 | 131 |
| Unrecognized tax benefits at December 31, | **$ (2,190)** | $ (2,328) | $ (2,435) |

The Company's unrecognized tax benefits totaled $2.2 million and $2.3 million as of December 31, 2012 and 2011, respectively, of which substantially all, if recognized, would affect the effective tax rate.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within its global operations in income tax expense. For the years ended December 31, 2012, 2011, and 2010, the Company recognized $0.2 million, $0.1 million, and $0.2 million, respectively, of expense for the potential payment of interest and penalties. Accrued interest and penalties were $0.5 million for the years ended December 31, 2012, and 2011. The Company conducts business globally and, as a result, files income tax returns in the United State federal jurisdiction and in many state and foreign jurisdictions. The Company is generally no longer subject to U.S. federal, state, and local, or non-US income tax examinations for the years before 2009. Due to the expiration of statutes of limitations in multiple jurisdictions globally during 2013, the Company anticipates it is reasonably possible that unrecognized tax benefits may decrease by $0.3 million.

**4. Shareholders' Equity**

During 2012, 2011, and 2010, the Company purchased 1,944,828 shares, 3,607,267 shares, and 2,716,621 shares of the Company's common stock for approximately $99.7 million, $130.7 million, and $76.5 million, respectively, through open market transactions as part of a publicly-announced share repurchase program. In January 2013, the Board of Directors increased the remaining share repurchase authority to $50.0 million.

## 5. Commitments and Contingencies

*Leases*

Rents charged to expense were approximately $5.8 million, $5.7 million, and $5.3 million for the years ended December 31, 2012, 2011, and 2010, respectively. During the first quarter of 2007, the Company extended its Atlanta headquarters lease, which was set to expire in March 2008, to September 30, 2018. The landlord funded leasehold improvements of $7.9 million in conjunction with the new lease which was recorded as an increase in leasehold improvements and deferred rent. Additionally, the Company had a rent holiday from April to September 2008. In August 2012, the Company amended its Atlanta headquarters lease to obtain additional space and will receive reimbursement of $0.2 million from the landlord for leasehold improvements as part of the agreement. The entire cash rent obligation is being amortized to expense on a straight line basis over the lease term.

Aggregate future minimum lease payments under noncancellable operating leases as of December 31, 2012 are as follows (in thousands):

| Year Ending December 31, | | |
|---|---|---|
| 2013 | $ | 6,630 |
| 2014 | | 6,317 |
| 2015 | | 5,452 |
| 2016 | | 5,410 |
| 2017 | | 5,368 |
| Thereafter | | 3,733 |
| Total minimum payments required | $ | 32,910 |

There are no future minimum lease payments under capital leases as of December 31, 2012.

*Employment Agreements*

The Company has entered into employment agreements with certain executives and other key employees. The agreements provide for total severance payments of up to approximately $2.1 million for termination of employment for any reason other than cause. Pursuant to these agreements, payments would be made in equal monthly installments over a period of not more than 12 months. No amounts have been accrued because the payments are not probable and cannot be reasonably estimated.

*Legal and Other Matters*

From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business, and occasionally legal proceeding not in the ordinary course. Many of the Company's installations involve products that are critical to the operations of its clients' businesses. Any failure in a Company product could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit contractually its liability for damages arising from product failures or negligent acts or omissions, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances. The Company is not currently a party to any ordinary course legal proceeding or other legal proceedings the result of which it believes is likely to have a material adverse impact upon its business, financial position, results of operations, or cash flows. The Company expenses legal costs associated with loss contingencies as such legal costs are incurred.

## 6. Employee Benefit Plan

The Company sponsors the Manhattan Associates 401(k) Plan and Trust (the "401(k) Plan"), a qualified profit sharing plan with a 401(k) feature covering substantially all employees of the Company. Under the 401(k) Plan's deferred compensation arrangement, eligible employees who elect to participate in the 401(k) Plan may contribute up to 60% of eligible compensation up to $17,000, as defined, to the 401(k) Plan. The Internal Revenue Service raised the eligible compensation limit to $250,000 for 2012. During the second quarter of 2009, the Company suspended its 401(k) matching contribution for the remainder of 2009 and full year

2010. In 2011, the Company reinstated its matching contribution program, which provides for a 25% matching contribution up to 6% of eligible compensation being contributed after the participant's first year of employment. In 2012, the Company increased the 401(k) match to a 50% matching contribution up to 6% of eligible compensation. During the years ended December 31, 2012 and 2011, the Company made matching contributions to the 401(k) Plan of $1.3 million, and $0.9 million, respectively.

## 7. Reporting Segments

The Company manages the business by geographic segment. The Company has identified three geographic reportable segments: the Americas, EMEA, and APAC. All segments derive revenue from the sale and implementation of the Company's supply chain execution and planning solutions. The individual products sold by the segments are similar in nature and are all designed to help companies manage the effectiveness and efficiency of their supply chain. The Company uses the same accounting policies for each reporting segment. The chief executive officer and chief financial officer evaluate performance based on revenue and operating results for each region.

The Americas segment charges royalty fees to the other segments based on software licenses sold by those reporting segments. The royalties, which totaled $2.9 million, $2.2 million, and $2.5 million in 2012, 2011, and 2010, respectively, are included in cost of revenue for each segment with a corresponding reduction in America's cost of revenue. The revenues represented below are from external customers only. The geographical-based costs consist of costs of professional services personnel, direct sales and marketing expenses, cost of infrastructure to support the employees and customer base, billing and financial systems, and management and support team. There are certain corporate expenses included in the Americas region that are not charged to the other segments, including research and development, certain marketing and general and administrative costs that support the global organization, and the amortization of acquired developed technology. Included in the Americas' costs are all research and development costs including the costs associated with the Company's India operations.

The operating expenses for the Americas segment include $1.2 million and $2.3 million of amortization expense on intangible assets in 2011 and 2010, respectively. Amortization expense on intangible assets in 2012 was immaterial.

In accordance with the segment reporting topic of the FASB Codification, the Company has included a summary of financial information by reportable segment. The following table presents the revenues, expenses, and operating income by reportable segment for the years ended December 31, 2012, 2011, and 2010 (in thousands):

| | Year Ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2012 | | | | 2011 | | | |
| | Americas | EMEA | APAC | Consolidated | Americas | EMEA | APAC | Consolidated |
| **Revenue:** | | | | | | | | |
| Software license | **$ 50,036** | **$ 9,569** | **$ 1,889** | **$ 61,494** | $ 45,506 | $6,362 | $2,373 | $ 54,241 |
| Services | **228,673** | **36,167** | **19,032** | **283,872** | 198,041 | 30,824 | 15,193 | 244,058 |
| Hardware and other | **28,883** | **1,402** | **597** | **30,882** | 29,312 | 1,109 | 533 | 30,954 |
| Total revenue | **307,592** | **47,138** | **21,518** | **376,248** | 272,859 | 38,295 | 18,099 | 329,253 |
| **Costs and Expenses:** | | | | | | | | |
| Cost of revenue | **126,342** | **23,998** | **11,397** | **161,737** | 108,648 | 20,436 | 10,017 | 139,101 |
| Operating expenses | **110,575** | **13,153** | **5,072** | **128,800** | 106,439 | 12,268 | 5,317 | 124,024 |
| Depreciation and amortization | **5,158** | **262** | **218** | **5,638** | 6,741 | 352 | 191 | 7,284 |
| Recovery of previously impaired investment | - | - | - | - | (2,519) | - | - | (2,519) |
| Total costs and expenses | **242,075** | **37,413** | **16,687** | **296,175** | 219,309 | 33,056 | 15,525 | 267,890 |
| Operating income | **$ 65,517** | **$ 9,725** | **$ 4,831** | **$ 80,073** | $ 53,550 | $5,239 | $2,574 | $ 61,363 |

| | Year Ended December 31, 2010 | | | |
|---|---|---|---|---|
| | Americas | EMEA | APAC | Total |
| **Revenue:** | | | | |
| Software license | $ 44,254 | $ 4,972 | $ 5,224 | $ 54,450 |
| Services | 176,912 | 26,269 | 10,569 | 213,750 |
| Hardware and other | 27,784 | 925 | 208 | 28,917 |
| Total revenue | 248,950 | 32,166 | 16,001 | 297,117 |
| **Costs and Expenses:** | | | | |
| Cost of revenue | 102,682 | 17,634 | 8,476 | 128,792 |
| Operating expenses | 101,742 | 10,523 | 4,972 | 117,237 |
| Depreciation and amortization | 8,658 | 324 | 179 | 9,161 |
| Total costs and expenses | 213,082 | 28,481 | 13,627 | 255,190 |
| Operating income | $ 35,868 | $ 3,685 | $ 2,374 | $ 41,927 |

The following table presents the goodwill, long-lived assets, and total assets by reporting segment for the years ended December 31, 2012 and 2011 (in thousands):

| | As of December 31, 2012 | | | | As of December 31, 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | Americas | EMEA | APAC | Consolidated | Americas | EMEA | APAC | Consolidated |
| Goodwill | **$ 54,766** | **$ 5,536** | **$ 1,963** | **$ 62,265** | $ 54,766 | $ 5,532 | $ 1,963 | $ 62,261 |
| Long lived assets | **15,810** | **800** | **699** | **17,309** | 15,090 | 586 | 598 | 16,274 |
| Total assets | **235,945** | **17,391** | **8,477** | **261,813** | 236,122 | 15,330 | 8,148 | 259,600 |

For the years ended December 31, 2012, 2011, and 2010, we derived revenue from sales to customers outside the United State of approximately $104.4 million, $90.7 million, and $80.7 million, respectively. Our remaining revenue was derived from domestic sales.

Our services revenue consists of fees generated from professional services and customer support services and software enhancements related to our software products for the years ended December 31, 2012, 2011, and 2010, are as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Professional services | **$ 185,242** | $ 156,794 | $ 131,871 |
| Customer support and software enhancements | **98,630** | 87,264 | 81,879 |
| Total services revenue | **$ 283,872** | $ 244,058 | $ 213,750 |

License revenues related to our warehouse and non-warehouse product groups for the years ended December 31, 2012, 2011, and 2010, are as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Warehouse | **$ 40,068** | $ 33,560 | $ 30,966 |
| Non-Warehouse | **21,426** | 20,681 | 23,484 |
| Total license revenue | **$ 61,494** | $ 54,241 | $ 54,450 |

**8. Subsequent Events**

The American Taxpayer Relief Act of 2012 ("the Act") was enacted on January 2, 2013. The Act retroactively reinstates the federal research and development tax credit for amounts incurred from January 1, 2012 through December 31, 2013, which will result in a reduction in our projected annual effective tax rate for 2013 and the associated income tax expense. Application of the reinstated provisions to the year ended December 31, 2012 would have reduced income tax expense for that period by approximately $0.7 million. The benefit of the reduction in the annual effective tax rate will be included in our income tax expense beginning in the first quarter of 2013.

**9. Quarterly Results of Operations (Unaudited)**

Following is the quarterly results of operations of the Company for the years ended December 31, 2012 and 2011. The unaudited quarterly results have been prepared on substantially the same basis as the audited Consolidated Financial Statements.

| | Quarter Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | March 31, 2011 | June 30, 2011 | Sept 30, 2011 | Dec 31, 2011 | March 31, 2012 | June 30, 2012 | Sept 30, 2012 | Dec 31, 2012 |
| | (In thousands, except per share data) | | | | | | | |
| **Statements of Income Data:** | | | | | | | | |
| Revenue: | | | | | | | | |
| Software license | $ 7,762 | $ 16,347 | $ 13,565 | $ 16,567 | **$ 15,587** | **$ 15,345** | **$ 16,164** | **$ 14,398** |
| Services | 56,078 | 63,774 | 63,594 | 60,612 | **70,370** | **69,322** | **71,886** | **72,294** |
| Hardware and other | 7,870 | 8,281 | 8,443 | 6,360 | **5,524** | **8,900** | **7,791** | **8,667** |
| Total revenue | 71,710 | 88,402 | 85,602 | 83,539 | **91,481** | **93,567** | **95,841** | **95,359** |
| Costs and expenses: | | | | | | | | |
| Cost of license | 1,239 | 1,824 | 1,196 | 2,547 | **1,777** | **1,488** | **2,086** | **2,487** |
| Cost of services | 24,958 | 27,462 | 28,054 | 27,036 | **31,710** | **30,322** | **32,614** | **34,040** |
| Cost of hardware and other | 6,300 | 6,457 | 6,695 | 5,333 | **4,448** | **7,540** | **6,428** | **6,797** |
| Research and development | 10,383 | 10,676 | 10,877 | 10,436 | **11,551** | **10,802** | **11,400** | **10,951** |
| Sales and marketing | 10,600 | 12,309 | 10,865 | 10,170 | **12,403** | **11,415** | **10,999** | **10,805** |
| General and administrative | 8,676 | 9,238 | 9,342 | 10,452 | **10,308** | **9,240** | **9,258** | **9,668** |
| Depreciation and amortization | 2,001 | 2,223 | 1,698 | 1,362 | **1,344** | **1,418** | **1,379** | **1,497** |
| Recovery of previously impaired investment | - | - | (2,519) | - | **-** | **-** | **-** | **-** |
| Total costs and expenses | 64,157 | 70,189 | 66,208 | 67,336 | **73,541** | **72,225** | **74,164** | **76,245** |
| Operating income | 7,553 | 18,213 | 19,394 | 16,203 | **17,940** | **21,342** | **21,677** | **19,114** |
| Other income (loss), net | 18 | 334 | 862 | 650 | **(124)** | **802** | **(247)** | **534** |
| Income before income taxes | 7,571 | 18,547 | 20,256 | 16,853 | **17,816** | **22,144** | **21,430** | **19,648** |
| Income tax provision | 405 | 6,208 | 5,379 | 6,328 | **6,414** | **7,972** | **7,621** | **7,178** |
| Net income | $ 7,166 | $ 12,339 | $ 14,877 | $ 10,525 | **$ 11,402** | **$ 14,172** | **$ 13,809** | **$ 12,470** |
| Basic earnings per share | $ 0.34 | $ 0.60 | $ 0.74 | $ 0.53 | **$ 0.57** | **$ 0.72** | **$ 0.71** | **$ 0.64** |
| Diluted earnings per share | $ 0.32 | $ 0.57 | $ 0.70 | $ 0.50 | **$ 0.55** | **$ 0.70** | **$ 0.69** | **$ 0.63** |
| Shares used in computing basic earnings per share | 21,027 | 20,696 | 20,156 | 19,941 | **19,904** | **19,765** | **19,568** | **19,409** |
| Shares used in computing diluted earnings per share | 22,079 | 21,775 | 21,125 | 20,923 | **20,637** | **20,351** | **20,130** | **19,913** |

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

**Evaluation of Disclosure Controls and Procedures**

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

No system of controls, no matter how well designed and operated, can provide absolute assurance that the objectives of the system of controls are met, and no evaluation of controls can provide absolute assurance that the system of controls has operated effectively in all cases. Our disclosure controls and procedures, however, are designed to provide reasonable assurance that the objectives of disclosure controls and procedures are met.

As of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer evaluated, with the participation of management, the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that the objectives of disclosure controls and procedures are met.

**Management's Report on Internal Control over Financial Reporting**

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, and the report of Ernst & Young LLP on the effectiveness of the Company's internal control over financial reporting are contained on pages 41 and 42 of this report.

**Change in Internal Control over Financial Reporting**

During the fourth quarter of 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, including any corrective actions with regard to material weaknesses.

**Item 9B.** ***Other Information***

None.

## PART III

**Item 10.** ***Directors, Executive Officers and Corporate Governance***

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for the Annual Meeting of Shareholders expected to be filed with the SEC on or prior to April 12, 2013, under the captions "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," and "Board Committees."

**Item 11.** ***Executive Compensation***

The information required by this item is incorporated by reference from the relevant information contained in our Proxy Statement for the Annual Meeting of Shareholders expected to be filed with the SEC on or prior to April 12, 2013, under the captions "Director Compensation," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information required by this item is incorporated by reference from the relevant information contained in our Proxy Statement for the Annual Meeting of Shareholders expected to be filed with the SEC on or prior to April 12, 2013, under the caption "Security Ownership of Certain Beneficial Owners and Management." The information required by this item with respect to the Company's securities authorized for issuance under equity compensation plans is included in Part II, Item 5 of this Annual Report on Form 10-K and is incorporated by reference herein.

**Item 13.** ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated by reference from the relevant information contained in our Proxy Statement for the Annual Meeting of Shareholders expected to be filed with the SEC on or prior to April 12, 2013, under the captions "Related Party Transactions" and "Election of Directors."

**Item 14.** ***Principal Accountant Fees and Services***

The information required by this item is incorporated by reference from the relevant information contained in our Proxy Statement for the Annual Meeting of Shareholders expected to be filed with the SEC on or prior to April 12, 2013, under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm."

## PART IV

**Item 15.** ***Exhibits and Financial Statement Schedules***

(a) 1. *Financial Statements.*

The response to this item is submitted as a separate section of this Form 10-K. See Item 8.

2. *Financial Statement Schedule.*

The following financial statement schedule is filed as a part of this report:

**SCHEDULE II**
**MANHATTAN ASSOCIATES, INC. AND SUBSIDIARIES**
**VALUATION AND QUALIFYING ACCOUNTS**

| Classification: | Balance at Beginning of Period | Additions Charged to Operations | Net Deductions | Balance at End of Period |
|---|---|---|---|---|
| **Allowance for Doubtful Accounts** | | | | |
| For the year ended: | | | | |
| December 31, 2010 | $ 4,943,000 | $ 3,467,000 | $ 2,699,000 | $ 5,711,000 |
| December 31, 2011 | $ 5,711,000 | $ 2,508,000 | $ 3,403,000 | $ 4,816,000 |
| December 31, 2012 | $ 4,816,000 | $ 4,294,000 | $ 2,875,000 | $ 6,235,000 |
| **Deferred Tax Asset Valuation Allowance** | | | | |
| For the year ended: | | | | |
| December 31, 2010 | $ 7,887,000 | $ - | $ 198,000 | $ 7,689,000 |
| December 31, 2011 | $ 7,689,000 | $ - | $ 978,000 | $ 6,711,000 |
| December 31, 2012 | $ 6,711,000 | $ - | $ 746,000 | $ 5,965,000 |
| **Restructuring Charge Accrual** | | | | |
| For the year ended: | | | | |
| December 31, 2010 | $ 255,000 | $ - | $ 192,000 | $ 63,000 |
| December 31, 2011 | $ 63,000 | $ - | $ 63,000 | $ - |

All other schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or notes thereto.

3. *Exhibits.*

See (b) below.

(b) The exhibits listed below under "Exhibit Index" are filed with or incorporated by reference in this Report. Where such filing is made by incorporation by reference to a previously filed registration statement or report, such registration statement or report is identified in parentheses.

(c) See Item 15(a)(2).

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**MANHATTAN ASSOCIATES, INC.**

By: /s/ Eddie Capel
Eddie Capel
*President, Chief Executive Officer, and Director*

Date: February 22, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ John J. Huntz, Jr.<br>John J. Huntz, Jr. | Chairman of the Board | February 22, 2013 |
| /s/ Eddie Capel<br>Eddie Capel | President, Chief Executive Officer, and Director (Principal Executive Officer) | February 22, 2013 |
| /s/ Dennis B. Story<br>Dennis B. Story | Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer) | February 22, 2013 |
| /s/ Brian J. Cassidy<br>Brian J. Cassidy | Director | February 22, 2013 |
| /s/ Dan J. Lautenbach<br>Dan J. Lautenbach | Director | February 22, 2012 |
| /s/ Thomas E. Noonan<br>Thomas E. Noonan | Director | February 22, 2013 |
| /s/ Deepak Raghavan<br>Deepak Raghavan | Director | February 22, 2013 |
| /s/ Peter F. Sinisgalli<br>Peter F. Sinisgalli | Director | February 22, 2013 |

## EXHIBIT INDEX

The following exhibits are filed with this Report.

| Exhibit Number | Description |
| --- | --- |
| 2.1 | Agreement and Plan of Merger, by and among the Registrant, Madison Acquisition Corp., Evant, Inc. and Ted Schlein, as Shareholder Representative, dated August 10, 2005 (Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K (File No. 000-23999), filed on August 16, 2005). |
| 2.2 | Voting Agreement, by and between the Registrant and the shareholders of Evant, Inc., dated August 10, 2005 (Incorporated by reference to Exhibit 2.2 to the Company's Form 8-K (File No. 000-23999), filed on August 16, 2005). |
| 2.3 | Amendment Number 1 to Agreement and Plan of Merger, by and among Evant, Inc., the Registrant, Madison Acquisition Corp. and Ted Schlein, as Shareholder Representative, dated as of August 15, 2005 (Incorporated by reference to Exhibit 2.3 to the Company's Form 8-K (File No. 000-23999), filed on August 16, 2005). |
| 3.1 | Articles of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 333-47095), filed on February 27, 1998). |
| 3.2 | Amended Bylaws of the Registrant (As Amended Effective October 13, 2010) (Incorporated by reference to Exhibit 3.2 to the Company's Form 8-K (File No. 000-23999), filed on October 19, 2010). |
| 4.1 | Provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of common stock of the Registrant (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-47095), filed on February 27, 1998). |
| 4.2 | Specimen Stock Certificate (Incorporated by reference to Exhibit 4.2 to the Company's Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-47095), filed on April 2, 1998). |
| 10.1 | Lease Agreement by and between Wildwood Associates, a Georgia general partnership, and the Registrant dated September 24, 1997 (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-47095), filed on February 27, 1998). |
| 10.2 | First Amendment to Lease between Wildwood Associates, a Georgia general partnership, and the Registrant dated October 31, 1997 (Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-47095), filed on February 27, 1998). |
| 10.3 | Second Amendment to Lease Agreement between Wildwood Associates, a Georgia general partnership, and the Registrant, dated February 27, 1998 (Incorporated by reference to Exhibit 10.8 to the Company's Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-47095), filed on April 2, 1998). |
| 10.4 | Third Amendment to Lease Agreement between Wildwood Associates and the Registrant, dated October 24, 2000 (Incorporated by reference to Exhibit 10.9 to the Company's Annual Report for the period ended December 31, 2000 (File No. 000-23999), filed on April 2, 2001). |
| 10.5 | Lease Agreement by and between Wildwood Associates, a Georgia general partnership, and the Registrant, dated June 25, 2001 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report for the period ended June 30, 2001 (File No. 000-23999), filed August 14, 2001). |

| | |
|---|---|
| 10.6 | First Amendment to Lease Agreement between Wildwood Associates, and the Registrant, dated June 10, 2002 (Incorporated by reference to Exhibit 10.6 to the Company's Annual Report for the period ended December 31, 2006 (File No. 000-23999), filed on March 14, 2007). |
| 10.7 | Second Amendment to Lease Agreement between 2300 Windy Ridge Parkway Investors LLC, and the Registrant, dated February 27, 2007 (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report for the period ended December 31, 2006 (File No. 000-23999), filed on March 14, 2007). |
| 10.8 | Lease Agreement by and between Tektronix UK Limited, Manhattan Associates Limited and Manhattan Associates, Inc., dated October 21, 1999 (Incorporated by reference to Exhibit 10.27 to the Company's Annual Report for the period ended December 31, 1999 (File No. 000-23999), filed on March 30, 2000). |
| 10.9 | Lease (Burlington Business Center) by and between Gateway Rosewood, Inc. and Manhattan Associates, Inc., dated August 23, 2004 (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report for the period ended December 31, 2004 (File No. 000-23999), filed on March 16, 2005). |
| 10.10 | Agreement to Build and Lease between Orchid Apartments Private Limited and Manhattan Associates India Development Centre Private Limited, executed on November 19, 2004 (Incorporated by reference to Exhibit 10.8 to the Company's Annual Report for the period ended December 31, 2004 (File No. 000-23999), filed on March 16, 2005). |
| 10.11 | Lease Agreement between IGE Energy Services (UK) Limited, Manhattan Associates Limited and Manhattan Associates, Inc., dated February 1, 2005 (Incorporated by reference to Exhibit 10.9 to the Company's Annual Report for the period ended December 31, 2004 (File No. 000-23999), filed on March 16, 2005). |
| 10.12 | Sub-Sublease Agreement between Scientific Research Corporation, a Georgia corporation, and the Registrant, dated July 2, 1998 (Incorporated by reference to Exhibit 10.19 to the Company's Annual Report for the period ended December 31, 1998 (File No. 000-23999), filed on March 31, 1999). |
| 10.13 | Sub-Sublease Agreement between The Profit Recovery Group International 1, Inc., a Georgia corporation, and the Registrant, dated August 19, 1998 (Incorporated by reference to Exhibit 10.20 to the Company's Annual Report for the period ended December 31, 1998 (File No. 000-23999), filed on March 31, 1999). |
| 10.14 | Standard Sublease Agreement between Life Office Management Association, Inc. and the Registrant, dated October 20, 2000 (Incorporated by reference to Exhibit 10.17 to the Company's Annual Report for the period ended December 31, 2000 (File No. 000-23999), filed on April 2, 2001). |
| 10.15 | Standard Sublease Agreement between Chevron USA Inc. and the Registrant, dated November 20, 2000 (Incorporated by reference to Exhibit 10.18 to the Company's Annual Report for the period ended December 31, 2000 (File No. 000-23999), filed on April 2, 2001). |
| 10.16 | Form of Indemnification Agreement with certain directors and officers of the Registrant (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report for the period ended June 30, 2004 (File No. 000-23999), filed on August 9, 2004). |
| 10.17 | Form of Tax Indemnification Agreement for direct and indirect shareholders of Manhattan Associates Software, LLC (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-47095), filed on February 27, 1998). |
| 10.18 | Summary Plan Description of the Registrant's Money Purchase Plan & Trust, effective January 1, 1997 (Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-47095), filed on February 27, 1998). |

| | |
|---|---|
| 10.19 | Summary Plan Description of the Registrant's 401(k) Plan and Trust, effective January 1, 1995 (Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-47095), filed on February 27, 1998). |
| 10.20 * | Manhattan Associates, Inc. 1998 Stock Incentive Plan (Incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-47095), filed on February 27, 1998). |
| 10.21 * | First Amendment to the Manhattan Associates, Inc. 1998 Stock Incentive Plan (Incorporated by reference to Exhibit 10.22 to the Company's Annual Report for the period ended December 31, 1998 (File No. 000-23999), filed on March 31, 1999). |
| 10.22 * | Second Amendment to the Manhattan Associates, Inc. 1998 Stock Incentive Plan (Incorporated by reference to Exhibit 10.23 to the Company's Annual Report for the period ended December 31, 1998 (File No. 000-23999), filed on March 31, 1999). |
| 10.23 * | Third Amendment to the Manhattan Associates, Inc. 1998 Stock Incentive Plan (Incorporated by reference to Exhibit 10.24 to the Company's Annual Report for the period ended December 31, 1998 (File No. 000-23999), filed on March 31, 1999). |
| 10.24 * | Fourth Amendment to the Manhattan Associates, Inc. 1998 Stock Incentive Plan (Incorporated by reference to Exhibit 10.25 to the Company's Annual Report for the period ended December 31, 1999 (File No. 000-23999), filed on March 30, 2000). |
| 10.25 * | Fifth Amendment to the Manhattan Associates, Inc. 1998 Stock Incentive Plan (Incorporated by reference to Exhibit 4.8 to the Company's Form S-8 (File No. 333-68968), filed on September 5, 2001). |
| 10.26 * | Sixth Amendment to the Manhattan Associates, Inc. 1998 Stock Incentive Plan (Incorporated by reference to Annex A to the Company's Proxy Statement for its Annual Meeting held May 17, 2002 (File No. 000-23999), filed on April 24, 2002). |
| 10.27 * | Amendment No. 7 to the Manhattan Associates, Inc. 1998 Stock Incentive Plan (Incorporated by reference to Exhibit 4.10 to the Company's Form S-8 (File No. 333-105913), filed on June 6, 2003). |
| 10.28 * | Form of Composite Stock Option Agreement (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report for the period ended March 31, 2006 (File No. 000-23999), filed on May 4, 2006). |
| 10.30(a)* | Executive Employment Agreement by and between the Registrant and Peter F. Sinisgalli, effective as of February 25, 2004 (Incorporated by reference to Exhibit 10.28 to the Company's Annual Report for the period ended December 31, 2003 (File No. 000-23999), filed on March 15, 2004). |
| (b)* | Modification dated July 19, 2007 by and between the Company and Peter F. Sinisgalli to the Executive Employment Agreement dated February 25, 2004 (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 000-23999), filed on July 24, 2007). |
| (c)* | Executive Employment Agreement by and between the Registrant and Peter F. Sinisgalli, effective as of April 13, 2012 (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 000-23999), filed on December 23, 2011). |
| 10.31 * | Separation and Non-Competition Agreement by and between the Registrant and Peter F. Sinisgalli, effective as of February 25, 2004 (Incorporated by reference to Exhibit 10.29 to the Company's Annual Report for the period ended December 31, 2003 (File No. 000-23999), filed on March 15, 2004). |

| | |
|---|---|
| 10.32 * | Executive Employment Agreement by and between the Registrant and Jeffrey Mitchell, effective as of September 3, 1999 (Incorporated by reference to Exhibit 10.32 to the Company's Annual Report for the period ended December 31, 2003 (File No. 000-23999), filed on March 15, 2004). |
| 10.33 * | Executive Non-Competition and Severance Agreement by and between the Registrant and Jeffrey S. Mitchell, dated June 22, 2004 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report for the period ended June 30, 2004 (File No. 000-23999), filed on August 9, 2004). |
| 10.34 * | Executive Employment Agreement by and between the Registrant and Jeffry Baum, effective as of October 30, 2000 (Incorporated by reference to Exhibit 10.36 to the Company's Annual Report for the period ended December 31, 2003 (File No. 000-23999), filed on March 15, 2004). |
| 10.35 * | Executive Employment Agreement by and between the Registrant and Dennis B. Story, effective as of February 18, 2006 (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 000-23999), filed on February 22, 2006). |
| 10.36 * | Severance and Non-Competition Agreement by and between the Registrant and Dennis B. Story, effective as of February 18, 2006 (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 000-23999), filed on February 22, 2006). |
| 10.37* | Executive Employment Agreement by and between the Registrant and Pervinder Johar, effective as of March 30, 2006. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 000-23999), filed on January 2, 2009). |
| 10.38 * | Severance and Non-Competition Agreement by and between the Registrant and Pervinder Johar, effective as March 30, 2006. (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 000-23999), filed on January 2, 2009). |
| 10.39* | Separation Agreement and Release by and between the Registrant and Pervinder Johar, dated December 31, 2008. (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 000-23999), filed on January 7, 2009). |
| 10.40* | Form of Modification Agreement for Terms and Conditions for Stock Options. (Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K (File No. 000-23999), filed on January 2, 2009). |
| 10.41* | Severance and Non-Competition Agreement by and between the Registrant and David Dabbiere, effective as of September 29, 2008. (Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K (File No. 000-23999), filed on January 2, 2009). |
| 10.42 | Form of License Agreement, Software Maintenance Agreement and Consulting Agreement (Incorporated by reference to Exhibit 10.18 to the Company's Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-47095), filed on April 2, 1998). |
| 10.43 | Form of Software License, Services and Maintenance Agreement (Incorporated by reference to Exhibit 10.21 to the Company's Annual Report for the period ended December 31, 1998 (File No. 000-23999), filed on March 31, 1999). |
| 10.44 * | 2007 Stock Incentive Plan, as amended by the First Amendment thereto (Incorporated by reference to Annex A to the Company's Definitive Proxy Statement related to its 2009 Annual Meeting of Shareholders (File No. 000-23999) filed on April 20, 2009). |

| | |
|---|---|
| 10.45 * | Written Summary of Manhattan Associates, Inc. 2009 Annual Cash Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 000-23999), filed on June 19, 2009). |
| 10.46 * | Written Summary of Manhattan Associates, Inc. 2009 Supplemental Cash Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 000-23999), filed on June 19, 2009). |
| 10.47* | Written Summary of Manhattan Associates, Inc. Annual Cash Incentive Plan (Incorporated by reference to Exhibit 10.47 to the Company's Annual Report for the period ended December 31, 2009 (File No. 000-23999), filed on February 19, 2010). |
| 10.48* | Form of Manhattan Associates, Inc. Restricted Stock Award Agreement for Employees (Incorporated by reference to Exhibit 10.48 to the Company's Annual Report for the period ended December 31, 2009 (File No. 000-23999), filed on February 19, 2010). |
| 10.49* | Form of Manhattan Associates, Inc. Restricted Stock Award Agreement for Non-Employee Directors (Incorporated by reference to Exhibit 10.49 to the Company's Annual Report for the period ended December 31, 2009 (File No. 000-23999), filed on February 19, 2010). |
| 10.50* | Form of Manhattan Associates, Inc. Restricted Stock Unit Award Agreement for Employees (Incorporated by reference to Exhibit 10.50 to the Company's Annual Report for the period ended December 31, 2012 (File No. 000-23999), filed on February 23, 2012). |
| 10.51* | Form of Manhattan Associates, Inc. Restricted Stock Unit Award Agreement for Non-Employee Directors (Incorporated by reference to Exhibit 10.51 to the Company's Annual Report for the period ended December 31, 2012 (File No. 000-23999), filed on February 23, 2012). |
| 10.52* | Executive Employment Agreement by and between the Registrant and Bruce Richards, effective as of August 1, 2011 (Incorporated by reference to Exhibit 10.51 to the Company's Annual Report for the period ended December 31, 2012 (File No. 000-23999), filed on February 23, 2012). |
| 10.53* | Severance and Non-Competition Agreement by and between the Registrant and Bruce Richards, effective as of August 1, 2011 (Incorporated by reference to Exhibit 10.51 to the Company's Annual Report for the period ended December 31, 2012 (File No. 000-23999), filed on February 23, 2012). |
| 10.54* | Modification Agreement for Terms and Conditions for Stock Options by and between the Registrant and Eddie Capel, effective as of June 4, 2007 (Incorporated by reference to Exhibit 10.51 to the Company's Annual Report for the period ended December 31, 2012 (File No. 000-23999), filed on February 23, 2012). |
| 10.55* | Severance and Non-Competition Agreement by and between the Registrant and Eddie Capel, effective as of March 18, 2010 (Incorporated by reference to Exhibit 10.51 to the Company's Annual Report for the period ended December 31, 2012 (File No. 000-23999), filed on February 23, 2012). |
| 21.1 | List of Subsidiaries. |
| 23.1 | Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. |
| 31.1 | Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |

| | |
|---|---|
| 32 ** | Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 101.INS *** | XBRL Instance Document |
| 101.SCH*** | XBRL Taxonomy Extension Schema Document |
| 101.CAL*** | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF*** | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB*** | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE*** | XBRL Taxonomy Extension Presentation Linkbase Document |

* Management contract or compensatory plan or agreement.

**In accordance with Item 601(b)(32)(ii) of the SEC's Regulation S-K, this Exhibit is hereby furnished to the SEC as an accompanying document and is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933.

*** In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

**EXHIBIT 21.1**

## MANHATTAN ASSOCIATES, INC. SUBSIDIARIES

| Subsidiaries | Place of Incorporation |
|---|---|
| Manhattan Associates Limited | United Kingdom |
| Manhattan Associates Europe B.V. | Netherland |
| Manhattan Associates France SARL | France |
| Manhattan Associates GmbH | Germany |
| Manhattan Associates KK | Japan |
| Manhattan Associates Software (Shanghai), Co. Ltd. | China |
| Manhattan Associates Pty Ltd. | Australia |
| Manhattan Associates Software Pte Ltd. | Singapore |
| Manhattan Associates (India) Development Centre Private Limited | India |
| Manhattan Associates, S. de R.L. de CV | Mexico |
| Manhattan Associates Services, S. de R.L. de CV | Mexico |
| Manhattan Associates Supply Chain Software, LLC | Georgia, USA |

**EXHIBIT 23.1**

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-8 No. 333-60635) pertaining to the Manhattan Associates, Inc. Stock Incentive Plan,
2. Registration Statement (Form S-8 No. 333-45802) pertaining to the Manhattan Associates, Inc. 1998 Stock Incentive Plan,
3. Registration Statement (Form S-8 No. 333-68968) pertaining to the Manhattan Associates, Inc. 1998 Stock Incentive Plan,
4. Registration Statement (Form S-8 No. 333-105913) pertaining to the Manhattan Associates, Inc. Stock Incentive Plan,
5. Registration Statement (Form S-8 No. 333-129272) pertaining to the Manhattan Associates, Inc. Stock Incentive Plan,
6. Registration Statement (Form S-8 No. 333-139598) pertaining to the Manhattan Associates, Inc. Stock Incentive Plan,
7. Registration statement (Form S-8 No. 333-143611) pertaining to the Manhattan Associates, Inc. 2007 Stock Incentive Plan,
8. Registration statement (Form S-8 No. 333-159852) pertaining to the Manhattan Associates, Inc. 2007 Stock Incentive Plan, and
9. Registration statement (Form S-8 No. 333-174499) pertaining to the Manhattan Associates, Inc. 2007 Stock Incentive Plan;

of our reports dated February 22, 2013, with respect to the consolidated financial statements and schedule of Manhattan Associates, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Manhattan Associates, Inc. and subsidiaries included in this Annual Report (Form 10-K) of Manhattan Associates, Inc. and subsidiaries for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 22, 2013

**EXHIBIT 31.1**

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a)/15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Eddie Capel, certify that:

1. I have reviewed this annual report on Form 10-K of the registrant;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 22nd day of February, 2013

/s/ Eddie Capel
Eddie Capel, President and Chief Executive Officer

**EXHIBIT 31.2**

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a)/15d-14(d), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Dennis B. Story, certify that:

1. I have reviewed this annual report on Form 10-K of the registrant;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated this 22nd day of February, 2013

/s/ Dennis B. Story

Dennis B. Story, Executive Vice President, Chief Financial Officer, and Treasurer

**EXHIBIT 32**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

This Certificate is being delivered pursuant to the requirements of Section 1350 of Chapter 63 (Mail Fraud) of Title 18 (Crimes and Criminal Procedures) of the United States Code and shall not be relied on by any person for any other purpose.

The undersigned, who are the Chief Executive Officer and Chief Financial Officer, respectively, of Manhattan Associates, Inc. (the "Company"), hereby each certify that, to the undersigned's knowledge:

1. the Annual Report on Form 10-K of the Company for the twelve month period ended December 31, 2012 (the "Report"), which accompanies this Certification, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated this 22nd day of February, 2013

/s/ Eddie Capel

Eddie Capel, President and Chief Executive Officer

/s/ Dennis B. Story

Dennis B. Story, Executive Vice President, Chief Financial Officer, and Treasurer

In accordance with SEC Release No. 34-47986, this Exhibit is furnished to the SEC as an accompanying document and is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933. A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

## Registrar and Transfer Agent

Computershare Investor Services
P O Box 43078
Providence, RI 02940-3078
+1 800.568.3476

Inquiries regarding stock transfers, lost certificates or address changes should be directed to above address.

## Auditors

Ernst & Young LLP
Atlanta, Georgia

## Legal Counsel

Kilpatrick Townsend & Stockton LLP
Atlanta, Georgia

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol MANH.

Additional copies of the Company's 2012 10-K, included with this annual report to shareholders and filed with the Securities and Exchange Commission, may be obtained by shareholders online at www.manh.com or without charge by writing to Manhattan Associates Investor Relations at the Company's headquarters.

## Stock Performance

The following line-graph provides a comparison of the cumulative total shareholder return for Manhattan Associates, Inc. ("Manhattan") common stock for the period from December 31, 2007 through December 31, 2012, against the cumulative shareholder return during such period achieved by The NASDAQ Stock Market ("NASDAQ Composite") and the NASDAQ Computer and Data Processing Index. The graph assumes that $100 was invested on December 31, 2007 in Common Stock and in each of the comparison indices and assumes reinvestment of dividends. No cash dividends have been declared on shares of Manhattan common stock. The data for the graph was provided to us by Zacks Investment Research, Inc.

**Comparison of 5-Year Cumulative Total Return**

Assumes Initial Investment of $100

December 31, 2012



250
200
150
100
50
0
2007
2008
2009
2010
2011
2012


*Stock Performance Graph Data Points for fiscal year ended December 31:*

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|
| Manhattan Associates, Inc. | 100 | 60 | 91 | 116 | 154 | 229 |
| NASDAQ Composite | 100 | 60 | 87 | 103 | 102 | 102 |
| NASDAQ Computer and Data Processing Index | 100 | 58 | 33 | 54 | 61 | 70 |

Manhattan Associates continues to deliver on its 23-year heritage of providing global supply chain excellence to more than 1,200 customers worldwide that consider supply chain optimization core to their strategic market leadership. The company's supply chain innovations include: Manhattan SCOPE,® a portfolio of software solutions and technology that leverages a Supply Chain Process Platform to help organizations optimize their supply chains from planning through execution; Manhattan SCALE,™ a portfolio of distribution management and transportation management solutions built on Microsoft® .NET technology; and Manhattan Carrier,™ a suite of supply chain solutions specifically addressing the needs of the motor carrier industry. For more information, please visit www.manh.com

Manhattan Associates supply chain commerce delivered™

**Global Headquarters**
2300 Windy Ridge Parkway | Atlanta, Georgia 30339
tel +1 770.955.7070 | fax +1 770.955.0302

North & South America +1 877.596.9208 | Global +44 (0)1344 318000

**www.manh.com**

Manhattan Associates is committed to developing supply chain solutions that foster environmental stewardship.